Exhibit 99.1

Consolidated Financial Statements

for the years ended December 31, 2023 and 2022

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of Consolidated Financial Statements originally issued in Spanish)

INDEX

I.	Consolidated Statements of Financial Position
II.	Consolidated Statements of Income
III.	Consolidated Statements of Other Comprehensive Income
IV.	Consolidated Statements of Cash Flows
V.	Consolidated Statements of Changes in Equity
VI.	Notes to the Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
BCh$	=	Billions of Chilean pesos
MUS$	=	Millions of U.S. dollars
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone
MXN	=	Mexican peso

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Actualized Standards Compilation issued by the Chilean Commission for the Financial Market (“CMF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

i

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the years ended December 31,

(Free translation of Consolidated Financial Statements originally issued in Spanish)

	Notes	2023	2022
		MCh$	MCh$
ASSETS
Cash and due from banks	7	2,464,648	2,764,884
Transactions in the course of collection	7	415,505	772,196
Financial assets held for trading at fair value through profit or loss:
Derivative financial instruments	8	2,035,376	2,960,029
Debt financial instruments	8	3,363,624	3,433,745
Others	8	409,328	257,325
Non-trading financial assets mandatorily measured at fair value through profit or loss	9	—	—
Financial assets at fair value through profit or loss	10	—	—
Financial assets at fair value through other comprehensive income:
Debt financial instruments	11	3,786,525	3,967,392
Others	11	—	—
Derivative financial instruments for hedging purposes	12	49,065	27,077
Financial assets at amortized cost:
Rights from resale agreements and securities lending	13	71,822	54,061
Debt financial instruments	13	1,431,083	902,355
Loans and advances to Banks	13	2,519,180	2,174,115
Loans to customers - Commercial loans	13	19,624,909	19,871,510
Loans to customers - Residential mortgage loans	13	12,269,148	11,386,851
Loans to customers - Consumer loans	13	4,937,679	4,658,051
Investments in other companies	14	76,994	62,211
Intangible assets	15	137,204	106,620
Property and equipment	16	201,657	210,124
Right-of-use assets	17	108,889	94,921
Current tax assets	18	141,194	187,401
Deferred tax assets	18	539,818	539,509
Other assets	19	1,186,013	814,117
Non-current assets and disposal groups held for sale	20	22,891	10,868
TOTAL ASSETS		55,792,552	55,255,362

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the years ended December 31,

(Free translation of Consolidated Financial Statements originally issued in Spanish)

	Notes	2023	2022
		MCh$	MCh$
LIABILITIES
Transactions in the course of payment	7	356,871	681,792
Financial liabilities held for trading at fair value through profit or loss:
Derivative financial instruments	21	2,196,921	3,101,482
Others	21	2,305	6,271
Financial liabilities designated as at fair value through profit or loss	10	—	—
Derivative Financial Instruments for hedging purposes	12	160,602	223,016
Financial liabilities at amortized cost:
Current accounts and other demand deposits	22	13,321,660	13,383,232
Saving accounts and time deposits	22	15,365,562	14,157,141
Obligations by repurchase agreements and securities lending	22	157,173	216,264
Borrowings from financial institutions	22	5,360,715	5,397,676
Debt financial instruments issued	22	9,360,065	9,267,947
Other financial obligations	22	339,305	344,030
Lease liabilities	17	101,480	89,369
Financial instruments of regulatory capital issued	23	1,039,814	1,010,905
Provisions for contingencies	24	192,152	176,026
Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	25	611,949	520,158
Special provisions for credit risk	26	769,147	765,766
Currents tax liabilities	18	808	932
Deferred tax liabilities	18	—	—
Other liabilities	27	1,218,738	1,055,028
Liabilities included in disposal groups held for sale	20	—	—
TOTAL LIABILITIES		50,555,267	50,397,035

EQUITY
Capital	28	2,420,538	2,420,538
Reserves	28	709,742	709,742
Accumulated other comprehensive income
Elements that are not reclassified in profit and loss	28	6,756	2,520
Elements that can be reclassified in profit and loss	28	17,486	(72,322)
Retained earnings from previous years	28	1,451,076	908,572
Income for the year	28	1,243,634	1,409,433
Less: Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	28	(611,949)	(520,158)
Shareholders of the Bank	28	5,237,283	4,858,325
Non-controlling interests	28	2	2
TOTAL EQUITY		5,237,285	4,858,327
TOTAL LIABILITIES AND EQUITY		55,792,552	55,255,362

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

for the years between January 1, and December 31,

(Free translation of Consolidated Financial Statements originally issued in Spanish)

	Notes	2023	2022
		MCh$	MCh$
Interest revenue	30	3,181,624	2,320,580
Interest expense	30	(1,634,708)	(1,040,914)
Net interest income		1,546,916	1,279,666

UF indexation revenue	31	832,909	2,115,718
UF indexation expenses	31	(489,165)	(1,159,838)
Net income from UF indexation		343,744	955,880

Income from commissions	32	711,325	677,335
Expenses from commissions	32	(166,047)	(145,716)
Net income from commissions		545,278	531,619

Financial income (expense) for:
Financial assets and liabilities held for trading	33	351,352	261,957
Non-trading financial assets mandatorily measured at fair value through profit or loss	33	—	—
Financial assets and liabilities designated as at fair value through profit or loss	33	—	—
Result from derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	33	(4,181)	(61,772)
Exchange, indexation and accounting hedging of foreign currency	33	120,594	103,200
Reclassification of financial assets for changes in the business model	33	—	—
Other financial result	33	—	—
Net Financial income (expense)	33	467,765	303,385

Income attributable to investments in other companies	34	14,432	13,580
Result from non-current assets and disposal groups held for sale not admissible as discontinued operations	35	3,146	2,004
Other operating income	36	75,995	29,659
TOTAL OPERATING INCOME		2,997,276	3,115,793

Expenses from salaries and employee benefits	37	(582,684)	(528,226)
Administrative expenses	38	(408,844)	(355,274)
Depreciation and amortization	39	(92,308)	(84,205)
Impairment of non-financial assets	40	(1,762)	(77)
Other operating expenses	36	(32,905)	(27,701)
TOTAL OPERATING EXPENSES		(1,118,503)	(995,483)

OPERATING RESULT BEFORE CREDIT LOSSES		1,878,773	2,120,310

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

for the years between January 1, and December 31,

(Free translation of Consolidated Financial Statements originally issued in Spanish)

	Notes	2023	2022
		MCh$	MCh$
Credit loss expense for:
Provisions for credit risk of loans and advances to banks and loans to customers	41	(423,015)	(326,948)
Special provisions for credit risk	41	(3,256)	(164,669)
Recovery of written-off credits	41	62,266	64,508
Impairments for credit risk from other financial assets at amortized cost and financial assets at fair value through other comprehensive income	41	2,754	(8,009)
Credit loss expense	41	(361,251)	(435,118)

NET OPERATING INCOME		1,517,522	1,685,192

Income from continuing operations before tax		1,517,522	1,685,192
Income tax	18	(273,887)	(275,757)

Income from continuing operations after tax		1,243,635	1,409,435
Income from discontinued operations before tax		—	—
Income tax from discontinued operations	18	—	—
Income from discontinued operations after tax	42	—	—
NET INCOME FOR THE YEAR	28	1,243,635	1,409,435

Attributable to:
Shareholders of the Bank	28	1,243,634	1,409,433
Non-controlling interests		1	2

Earnings per share:		$	$
Basic earnings	28	12.31	13.95
Diluted earnings	28	12.31	13.95

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF

OTHER COMPREHENSIVE INCOME

for the years between January 1, and December 31,

(Free translation of Consolidated Financial Statements originally issued in Spanish)

	Notes	2023	2022
		MCh$	MCh$
NET INCOME FOR THE YEAR	28	1,243,635	1,409,435

ITEMS NOT TO BE RECLASSIFIED TO PROFIT OR LOSS
Re-measurement of the liability (asset) for net defined benefits and actuarial results for other employee benefit plans	28	(75)	(130)
Fair value changes of equity instruments designated as at fair value through other comprehensive income	28	5,878	200
Fair value changes of financial liabilities designated as at fair value through profit or loss attributable to changes in the credit risk of the financial liability	28	—	—
Others	28	—	—
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAX		5,803	70

Income tax on other comprehensive income that will not be reclassified to profit or loss	18	(1,567)	(19)

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME AFTER TAXES	28	4,236	51

ELEMENTS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS
Fair value changes of financial assets at fair value through other comprehensive income	28	8,874	48,076
Cash flow hedges	28	113,183	(215,476)
Participation in other comprehensive income of entities registered under the equity method	28	116	(169)

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO INCOME BEFORE TAXES		122,173	(167,569)

Income tax on other comprehensive income that can be reclassified in profit or loss	28	(32,365)	58,977

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAX	28	89,808	(108,592)

TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR	28	94,044	(108,541)

CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR		1,337,679	1,300,894

Attributable to:
Shareholders of the Bank		1,337,678	1,300,892
Non-controlling interests		1	2

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years between January 1, and December 31,

(Free translation of Consolidated Financial Statements originally issued in Spanish)

	Notes	2023	2022
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the year before taxes		1,517,522	1,685,192
Income tax	18	(273,887)	(275,757)
Profit for the year after taxes		1,243,635	1,409,435
Charges (credits) to income (loss) that do not represent cash flows:
Depreciation and amortization	39	92,308	84,205
Impairment of non-financial assets	40	1,762	77
Provisions for credit losses		419,793	335,758
Provisions for contingencies	26	3,725	3,868
Additional provisions	41	—	160,000
Fair value of debt financial instruments held for trading at fair value through in profit or loss		2,318	(5,721)
Change in deferred tax assets and liabilities	18	(3,682)	(104,454)
Net (income) loss from investments in companies with significant influence	14	(13,409)	(13,031)
Net (income) loss on sale of assets received in payments		(1,629)	(3,825)
Net (income) loss on sale of sale of fixed assets	35	(2,971)	(1,043)
Write-offs of assets received in payment	35	5,252	6,838
Other charges (credits) that do not represent cash flows		(11,932)	5,574
Net change in exchange rates, interest, readjustments and commissions accrued on assets and liabilities		201,935	(768,652)

Changes due to (increase) decrease in assets and liabilities affecting the operating flow:
Net ( increase ) decrease in accounts receivable from banks		(340,369)	(640,682)
Net ( increase ) decrease in loans and accounts receivables from customers		(1,014,184)	(1,025,384)
Net ( increase ) decrease of debt financial instruments held for trading at fair value through profit or loss		(323,475)	(16,271)
Net ( increase ) decrease in other assets and liabilities		(116,853)	(97,976)
Increase ( decrease ) in deposits and other demand obligations		(59,946)	(4,867,989)
Increase ( decrease ) in repurchase agreements and securities loans		(59,972)	143,986
Increase ( decrease ) in deposits and other time deposits		1,288,027	5,164,029
Sale of assets received in lieu of payment		14,227	18,772
Increase ( decrease ) in obligations with foreign banks		(42,479)	527,027
Increase ( decrease ) in other financial obligations		(4,646)	94,146
Increase ( decrease ) in obligations with the Central Bank of Chile		—	(14)
Net increase ( decrease ) of debt financial instruments at fair value through other comprehensive income		257,613	(748,525)
Net (increase) decrease of financial instruments at amortized cost		(493,631)	6,257
Total net cash flows provided by (used in) operating activities		1,041,417	(333,595)

CASH FLOWS FROM INVESTING ACTIVITIES:
Leasedhold improvements	17	(1,993)	(2,529)
Fixed assets purchase	16	(24,751)	(18,706)
Fixed assets sale		3,626	1,332
Acquisition of intangibles	15	(59,955)	(56,891)
Acquisition of investments in companies	14	—	—
Dividend received of investments in companies		5,698	4,171
Total net cash flows from (used in) investing activities		(77,375)	(72,623)

CASH FLOW FROM FINANCING ACTIVITIES:
Attributable to the interest of the owners:
Redemption and payment of interest of letters of credit		(1,012)	(2,101)
Redemption and payment of interest on current bonds		(1,813,176)	(1,538,692)
Redemption and payment of interest on subordinated bonds		(52,199)	(58,050)
Current bonds issuance	22	1,224,480	1,355,816
Subordinated bonds issuance		—	—
Payment of common stock dividends	28	(866,929)	(539,827)
Principal and interest payments for obligations under lease contracts	17	(32,084)	(32,375)
Attributable to non-controlling interest:
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest		(1)	(1)
Total net cash flows from (used in) financing activities		(1,540,921)	(815,230)

VARIATION IN CASH AND CASH EQUIVALENTS DURING THE YEAR		(576,879)	(1,221,448)

Exchange variations effect		15,637	38,010

Opening balance of cash and cash equivalent	7	6,105,389	7,288,827

Final balance of cash and cash equivalent	7	5,544,147	6,105,389

	2023	2022
	MCh$	MCh$
Interest operating cash flow:
Interest and readjustments received	3,542,933	2,849,799
Interest and readjustments paid	(1,434,701)	(1,344,895)

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years between January 1, and December 31,

(Free translation of Consolidated Financial Statements originally issued in Spanish)

Reconciliation of liabilities arising from financing activities:

			Changes other than Cash
	12.31.2022	Net Cash Flow	Acquisition / (Disposals)	Foreign currency	UF Movement	12.31.2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Letters of credit	2,377	(1,012)	—	—	79	1,444
Bonds	10,276,475	(640,895)	—	113,061	649,794	10,398,435
Dividends paid	—	(866,929)	—	—	—	(866,929)
Obligations for lease contracts	89,369	(32,084)	38,337	—	5,858	101,480
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest	—	(1)	—	—	—	(1)
Total liabilities from financing activities	10,368,221	(1,540,921)	38,337	113,061	655,731	9,634,429

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years between January 1, and December 31, 2023 and 2022

(Free translation of Consolidated Financial Statements originally issued in Spanish)

		Attributable to shareholders of the Bank
	Note	Capital	Reserves	Accumulated other comprehensive income	Retained earnings from previous years and income (loss) for the year	Total	Non-controlling interests	Total Equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2022		2,420,538	710,472	38,739	1,123,772	4,293,521	1	4,293,522
Dividends distributed and paid	28	—	—	—	(539,827)	(539,827)	(1)	(539,828)
Earnings reserves from previous year		—	(730)	—	730	—	—	—
Application of provision for payment of common stock dividends		—	—	—	323,897	323,897	—	323,897
Provision for payment of common stock dividends	28	—	—	—	(520,158)	(520,158)	—	(520,158)
Subtotal: transactions with owners during the year		—	(730)	—	(735,358)	(736,088)	(1)	(736,089)
Income for the year 2022	28	—	—	—	1,409,433	1,409,433	2	1,409,435
Other comprehensive income for the year	28	—	—	(108,541)	—	(108,541)	—	(108,541)
Subtotal: Comprehensive income for the year		—	—	(108,541)	1,409,433	1,300,892	2	1,300,894
Balances as of December 30, 2022		2,420,538	709,742	(69,802)	1,797,847	4,858,325	2	4,858,327

Opening balances as of January 1, 2023		2,420,538	709,742	(69,802)	1,797,847	4,858,325	2	4,858,327
Dividends distributed and paid	28	—	—	—	(866,929)	(866,929)	(1)	(866,930)
Application of provision for payment of common stock dividends	28	—	—	—	520,158	520,158	—	520,158
Provision for payment of common stock dividends	28	—	—	—	(611,949)	(611,949)	—	(611,949)
Subtotal: transactions with owners during the year		—	—	—	(958,720)	(958,720)	(1)	(958,721)
Income for the year 2023	28	—	—	—	1,243,634	1,243,634	1	1,243,635
Other comprehensive income for the year	28	—	—	94,044	—	94,044	—	94,044
Subtotal: Comprehensive income for the year		—	—	94,044	1,243,634	1,337,678	1	1,337,679
Balances as of December 30, 2023		2,420,538	709,742	24,242	2,082,761	5,237,283	2	5,237,285

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and 2022

(Free translation of Consolidated Financial Statements originally issued in Spanish)

1.	Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

The Bank is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage and financial advisory services.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used:

(a)	Legal Dispositions:

Decree Law No. 3,538 of 1980, according to the text replaced by the first article of Law No. 21,000 that “Creates the Commission for the Financial Market”, provides in numeral 6 of its article 5 that the Commission for the Market Financial (“CMF”) may “set the standards for the preparation and presentation of reports, balance sheets, statements of situation and other financial statements of the audited entities and determine the principles under which they must keep their accounting”.

According to the current legal framework, banks must use the accounting principles provided by the CMF and in everything that is not dealt with by it or in contravention of its instructions, they must adhere to the generally accepted accounting principles, which correspond to the technical standards issued by the College of Accountants of Chile AG, coinciding with the International Financial Reporting Standards (“IFRS”) agreed by the International Accounting Standards Board (“IASB”). If there are discrepancies between these accounting principles of general acceptance and the accounting criteria issued by the CMF, the latter shall prevail.

The notes to the Consolidated Financial Statements contain additional information to that presented in the Consolidated Statement of Financial Position, in the Consolidated Statement of Income, Consolidated Statement of Other Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such statements in a clear, relevant, reliable and comparable way.

(b)	Basis of Consolidation:

The Financial Statements of Banco de Chile as of December 31, 2023 and 2022, have been consolidated with its Chilean subsidiaries and foreign subsidiary, using the global integration method (line-by-line). They include preparation of individual financial statements of the Bank and companies that participate in the consolidation and it include adjustments and reclassifications necessary to homologue accounting policies and valuation criteria applied by the Bank. The Consolidated Financial Statements have been prepared using the same accounting policies for similar transactions and other events, in equivalent circumstances.

Significant intercompany transactions and balances (assets and liabilities, equity, income, expenses and cash flows) originated in operations performed between the Bank and its subsidiaries and between subsidiaries have been eliminated in the consolidation process. The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders’ equity of Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

−	Controlled companies (Subsidiaries)

Consolidated Financial Statements as of December 31, 2023 and 2022 incorporate Financial Statements of the Bank and the controlled companies (subsidiaries) in accordance with IFRS 10 “Consolidated Financial Statements”.

The entities controlled by the Bank and which form parts of the consolidation are detailed as follows:

				Interest Owned
				Directa		Indirect		Total
			Functional	December	December	December	December	December	December
Rut	Entity	Country	Currency	2023	2022	2023	2022	2023	2022
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

−	Investments in associates and joint venture

Associated entities are those over which the Bank has the capacity to exercise significant influence, without having control over the associate.

Investments in associates where exists significant influence, are accounted for using the equity method (Note No. 14).

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments defined as a “Joint Venture” will be registered according to the equity method.

Investments in other companies that, for their characteristics, are defined as “Joint Ventures” are Artikos Chile S.A. and Servipag Ltda.

−	Minority investments in other companies

On initial recognition, the Bank and subsidiaries may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument that is not held for trading and is not contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

−	Fund administration

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, perceiving a paid according to the service provided and according to market conditions. Managed resources are owned by third parties and, therefore, not included in the Consolidated Statements of Financial Position.

According to established in IFRS 10, for consolidation purposes is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, must determine whether that role is Agent or Principal.

The Bank and its subsidiaries manage on behalf and for the benefit of investors, acting in that relationship only as Agent. Under this category, and as provided in the aforementioned regulation, it does not control such funds when exercise its authority to make decisions. Therefore, as of December 31, 2023 and 2022 act as agent, and therefore do not consolidate any fund, no funds are part of the consolidation.

(c)	Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets of which, directly or indirectly, the Bank does not own. It is presented separately from the equity of the owners of the Bank in the Consolidated Statements of Income and the Consolidated Statements of Financial Position.

(d)	Use of Estimates and Judgment:

Preparing Consolidated Financial Statements requires Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts. The estimates made refer to:

-	Losses due to impairment of assets and liabilities (Notes No. 11, 13, 15, 16, 17 and No. 40)
-	Provision for credit risk (Notes No. 13, 26 and 41);
-	Expenses for amortization of intangible assets and depreciation of property and equipment and leased assets and lease liabilities (Notes No. 15, 16 and 17);
-	Income taxes and deferred taxes (Note No. 18);
-	Provisions (Note No. 24);
-	Contingencies and Commitments (Note No. 29);
-	Fair value of financial assets and liabilities (Notes No. 8, 11, 12, 21 and 44).

Estimates and relevant assumptions are regularly reviewed by the management according to quantify certain assets, liabilities, gains, loss and commitments.

During the year ended December 31, 2023 there have been no significant changes in the estimates made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets:

The classification, measurement and presentation of financial assets has been carried out based on the standards issued by the CMF in the Compendium of Accounting Standards for Banks (CASB), considering the criteria described below:

Classification of financial assets:

On initial recognition, a financial asset is classified within the following categories: Financial assets held for trading at fair value through profit or loss; Financial assets not held for trading mandatorily valued at fair value through profit or loss; Financial assets designated as at fair value through profit or loss; Financial assets at fair value through other comprehensive income and Financial assets at amortized cost.

The criteria for classifying financial assets, which incorporates the standards defined in IFRS 9, depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly known as “Solely Payments of Principal and Interest” (SPPI) criterion.

The valuation of these assets should reflect how the Bank manages groups of financial assets and does not depend on the intent for an individual instrument.

A financial asset should be valued at amortized cost if both of the following conditions are met:

-	It is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and
-	The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest.

A debt financial instrument must be valued at fair value with changes in “Other comprehensive income” if the following two conditions are met:

-	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and
-	The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt financial instrument will be classified at fair value through profit or loss whenever, due to the business model or the characteristics of its contractual cash flows, it is not appropriate to classify it in any of the other categories described.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

Valuation of financial assets:

Initial recognition:

Financial assets are initially recognized at fair value plus, in the case of a financial asset that is not carried at fair value through profit or loss, the transaction costs that are directly attributable to its purchase or issuance, using the Effective Interest Rate method (EIT). The calculation of the EIT includes all fees and other items paid or received that are part of the EIT. Transaction costs include incremental costs that are directly attributable to the acquisition or issuance of a financial asset.

Post measurement:

All variations in the value of financial assets due to the accrual of interest and items assimilated to interest are recorded in “Interest income” or “Interest expense” of the Consolidated Income Statement for the year in which the accrual occurred, except for trading derivatives that are not part of accounting hedges.

The changes in the valuations that occur after the initial registration for reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial assets are classified.

Financial assets held for trading at fair value through profit or loss, Financial assets not held for trading mandatorily valued at fair value through profit or loss and Financial assets designated as at fair value through profit or loss:

In “Financial assets held for trading at fair value through profit or loss” will record financial assets whose business model aims to generate profits through purchases and sales or to generate results in the short term.

The financial assets recorded under “Financial assets not held for trading mandatorily valued at fair value through profit or loss” are assigned to a business model whose objective is achieved by obtaining contractual cash flows and/or selling financial assets but where the cash flows contracts have not met the conditions of the SPPI test.

In “Financial assets designated as at fair value through profit or loss” financial assets will be classified only when such designation eliminates or significantly reduces the inconsistency in the valuation or in the recognition that would arise from valuing or recognizing the assets on a different basis.

The assets recorded in these items are valued after their acquisition at their fair value and changes in their value are recorded, at their net amount, under “Financial assets and liabilities held for trading”, “Financial assets and liabilities financial assets not held for trading mandatorily valued at fair value through profit or loss” and “Financial assets and liabilities designated as at fair value through profit or loss” of the Consolidated Income Statement. Variations originated from exchange differences are recorded under “Foreign currency changes, UF indexation and accounting hedge” in the Consolidated Income Statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

Financial assets at fair value through other comprehensive income

−	Debt financial instruments:

The assets recorded in this item are valued at their fair value, interest income and UF indexation of these instruments, as well as exchange differences and impairment arising, are recorded in the Consolidated Statement of Income, while subsequent variations in their valuation are temporarily recorded (for its amount net of taxes) in “Changes in the fair value of financial assets at fair value through other comprehensive income” of the Consolidated Statements of Other Comprehensive Income.

The amounts recorded in “Changes in the fair value of financial assets at fair value through other comprehensive income” continue to form part of the Bank’s consolidated equity until the asset is derecognized in the consolidated balance. In the case of selling these assets, the result is recognized in “Financial result for derecognizing financial assets and liabilities at amortized cost and financial assets at fair value with changes in others comprehensive income” of the Consolidated Income Statement.

Net losses due to impairment of financial assets at fair value through other comprehensive income produced in the year are recorded in “Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” of the Consolidated Income Statement.

−	Equity financial instruments:

At the time of initial recognition, the Bank may make the irrevocable decision to present subsequent changes in fair value in other comprehensive income. Subsequent variations in this valuation will be recognized in “Changes in the fair value of equity instruments designated as at fair value through other comprehensive income”. The dividends received from these investments are recorded in “Income from investments in companies” of the Consolidated Income Statement. These instruments are not subject to the impairment model of IFRS 9.

−	Financial assets at amortized cost:

The assets recorded in this item of the Consolidated Statement of Financial Position are valued after their acquisition at their “amortized cost”, in accordance with the “effective interest rate” method.

They are subdivided according to the following:

-	Investment under resale agreements and securities loans (Note No. 13 (a)).
-	Debt financial instruments (Note No. 13 (b)).
-	Due from banks (Note No. 13 (c)).
-	Loans and accounts receivable from customers (Note No. 13 (d)).

Losses due to impairment of these assets generated in each year are recorded in “Provisions for credit risk and loans and accounts receivable from customers” and “Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” of the Consolidated Income Statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

−	Investment under resale agreements, obligations under repurchase agreements and securities loans:

Resale agreement operations are carried out as a form of investment. Under these agreements, financial instruments are purchased, which are included as assets in “Investment under resale agreements and securities loans”, which are valued according to the interest rate of the agreement through the amortized cost method. In accordance with current regulations, the Bank does not record as its own portfolio those papers purchased under resale agreements.

Repurchase agreement operations are also carried out as a form of financing, which are included as liabilities in “Obligations for repurchase agreements and securities loans”. In this regard, the investments that are sold subject to a repurchase obligation and that serve as collateral for the loan correspond to debt financial instruments. The obligation to repurchase the investment is classified in liabilities as “Obligations under repurchase agreements and securities loans” and is valued according to the interest rate of the agreement.

−	Debt financial instruments at amortized cost:

These instruments are recorded at their cost value plus accrued interest and UF indexation, less provision for impairment constituted when their recorded amount is greater than the estimated amount of recovery. Interest and UF indexation of debt financial instrument at amortized cost are included in “Interest income” and “UF indexation income”.

−	Loans and Advances to Banks:

This item shows the balances of operations with local and abroad banks, including the Central Bank of Chile and foreign Central Banks.

−	Loans and accounts receivable from customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which the Bank does not intend to sell immediately or in the short term.

(i)	Valuation method

They are initially measured at cost plus incremental transaction costs and income, and subsequently measured at amortized cost, using the effective interest rate method, less any impairment loss, except when the Bank defined some loans as hedged items, measured at fair value through profit or loss as described in letter (p) of this note.

(ii)	Lease contracts

These are included under the item “Loans to customers” correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(iii)	Factoring transactions

They are valued for the amounts disbursed by the Bank in exchange for invoices or other commercial instruments representative of credit, with or without responsibility of the grantor, received in discount. Price differences between the amounts disbursed and the nominal value of the credits are recorded in the result as interest income, through the effective interest method, during the financing period. In those cases, where the transfer of these instruments it was made without responsibility of the grantor, it is the Bank who assumes the insolvency risks of those required to pay.

(f)	Credit risk allowance

The Bank permanently evaluates the entire portfolio of loans and contingent loans, with the aim of establishing the necessary and sufficient provisions in a timely manner to cover the expected losses associated with the characteristics of the debtors and their credits, based on the payment and subsequent recovery.

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the CMF. The loans are presented net of those allowances and, in the case of contingent loans are shown in liabilities under the item “Special provisions for credit risk”.

In accordance with what is stipulated by the CMF, models or methods are used based on an individual and group analysis of debtors, to establish allowance for loan losses. The Bank’s Board of Directors approves said models, as well as modifications to their design and application.

(i)	Allowance for individual evaluations:

An individual analysis of debtors is applied to companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail.

Likewise, the analysis of borrowers focuses on its credit quality related to the capacity and willingness to meet their credit obligations, through sufficient and reliable information, and should also be analyzed in terms of guarantees, terms, interest rates, currency and revaluation, etc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

For purposes of establish the allowances, the banks must assess the credit quality, then classify to one of three categories of loans portfolio: Normal, Substandard and Non-Complying Loans, it must classify the debtors and their operations related to loans and contingent loans in the categories that apply.

−	Normal Loans and Substandard Loans:

Normal loans: includes those debtors whose payment capacity allows them to meet their obligations and commitments, and according to the evaluation of their economic-financial situation no change in this condition are displayed. Loans classified in categories A1 through A6.

Substandard loans: includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement, showing a low flexibility to meet its financial obligations in the short term.

They are also part of the Substandard Portfolio those debtors who have shown arrears of more than 30 days in the recent past. The classifications assigned to this portfolio are categories B1 to B4 of the rating scale.

As a result of individual analysis of the debtors, the Bank must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the following percentage of expected loss:

Type of portfolio	Category of the debtors	Probability of default (%) PD	Loss given default (%) LGD	Expected loss (%) EL
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
Normal Loans	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
	B1	15.00	92.5	13.87500
Substandard Loans	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

Allowances for Normal and Substandard Loans:

To determine the amount of allowances to be constitute for normal and substandard portfolio, previously should be estimated the exposure to subject to the allowances, which will be applied to respective expected loss, which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure affects to allowances applicable to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of financial or real guarantees of the operations. Loans mean the book value of credit of the respective debtor, while for contingent loans, the value resulting from to apply the indicated in No. 3 of Chapter B-3 of the CASB.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

In the case of real guarantees, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value that it would obtain in the sale of the assets or capital instruments. Also, in qualified cases, the direct debtor’s credit risk may be substituted for the credit quality of the guarantor. In no case may the guaranteed securities be discounted from the amount of the exposure, since this procedure is only applicable when it comes to financial or real guarantees.

For calculation purposes, the following must be considered:

Provision debtor = (ESA-GE) x (PDdebtor /100) x (LGDdebtor /100) + GE x (PDguarantor /100) x (LGDguarantor /100)

Where:

ESA =	Exposure subject to allowances, (Loans + Contingent Loans) – Financial Guarantees
GE =	Guaranteed exposure

However, the Bank must maintain a minimum provision level of 0.50% over normal portfolio and contingent loans.

−	Non-complying Loans:

The non-complying portfolio includes the debtors and their credits for which their recovery is considered remote, as they show an impaired or no payment capacity. This category comprises all debtors who have stopped paying their creditors or with visible evidence that they will stop doing so, as well as those for which a forced restructuring of their debts is necessary, reducing the obligation or postponing the payment of the principal or interest and, in addition, any debtor that has 90 days overdue or more in the payment of interest or principal of any credit. This portfolio is composed of the debtors belonging to categories C1 to C6 of the rating scale and all credits, including 100% of the amount of contingent loans, held by those same debtors.

For purposes to establish the allowances on the non-complying loans, the Bank disposes the use of percentage of allowances to be applied on the amount of exposure, which corresponds to the amount of loans and contingent loans that maintain the same debtor. To apply that percentage, must be estimated an expected loss rate, less the amount of the exposure the recoveries by way of foreclosure of financial or real guarantees that to support the operation and, if there are available specific background, also must be deducting present value of recoveries obtainable exerting collection actions, net of expenses associated with them. This loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions of the same debtor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

These categories, their range of loss as estimated by the Bank and the percentages of allowance that must be applied on the amount of exposures, are listed in the following table:

Type of portfolio	Scale of risk	Expected Loss Range	Allowance (%)
Non-complying loans	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
	C3	More than 20% up to 30%	25
	C4	More than 30 % up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For calculation purposes, the following must be considered:

Expected Loss Rate	= (E−R)/E
Allowance	= E × (AP/100)

Where:

E	=	Exposure Amount
R	=	Recoverable Amount
AP	=	Allowance Percentage (according to the category in which the Expected Loss Rate should be assigned).

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the Compendium of Accounting Standards for Banks. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to these regulations have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.
-	No new refinances granted to pay its obligations.
-	At least one of the payments includes amortization of capital.
-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.
-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.
-	The debtor does not have direct debts unpaid in the CMF recast information, except in the case of insignificant amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(ii)	Allowances for group evaluations

Group evaluations are relevant for residential mortgage and consumer loan exposures, in addition to commercial exposures related to student loans and exposures with debtors that simultaneously meet the following conditions:

-	The Bank has an aggregate exposure to the same counterparty of less than 20,000 UF. The aggregate exposure should require gross provisions or other mitigations. In addition, for its computation, mortgage loans must be excluded. In the case of off-balance sheet items, the gross amount is calculated by applying the credit conversion factors, defined in chapter B-3 of the CASB. To determine the aggregate exposure, the bank must consider the definition of corporate group established in Title II of Chapter 12-16 of the Actualized Standards Compilation.

Banks must carry out a complete and permanent monitoring of all operations with entities belonging to business groups. Considering the costs that may result the conformation of groups for all debtors, the bank must at least keep control and form groups, if applicable, for all debtors who maintain a current exposure greater than a minimum amount established by the banking institution which may not be greater than 1% of its effective equity at the time the definition of the group portfolio is made.

-	Each aggregate exposure to the same counterparty does not exceed 0.2% of the total commercial group portfolio. To avoid circular computation, the criterion will be checked only once.

For the remaining commercial credit exposures, the individual analysis model of the debtors must be applied.

The determination of the type of analysis (group or individual) must be carried out at the global consolidated level, once a year, or after significant adjustments in the Bank’s portfolio, such as mergers, acquisitions, purchases or significant portfolio sales.

To determine the allowances, the group evaluations require the formation of groups of loans with similar characteristics in terms of type of debtors and conditions agreed, to establish technically based estimates by prudential criteria and following both the payment behavior of the group that concerned as recoveries of defaulted loans and consequently provide the necessary provisions to cover the risk of the portfolio.

To determine its provisions, the Bank segments its debtors into homogeneous groups, according described above, associating to each group a determined probability of default and a percentage of recovery based in a historic analysis. The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default.

In the case of consumer loans, collaterals are not considered for the purpose of estimating the expected loss.

The Bank discriminates between provisions on the normal portfolio and on the portfolio in default, and those that protect the risks of contingent credits associated with those portfolios.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

−	Standard method of provisions for group portfolio

The standard methodologies presented below establish the variables and parameters that determine the provision factor for each type of portfolio that the CMF has defined as representative, according to the common characteristics shared by the operations that comprise them.

a.	Residential mortgage portfolio

The provision factor applicable, represented by expected loss over the mortgage loans, it will depend to the past due of each credit and the relation, at the end of month, between outstanding capital and the value of the mortgage guarantees (CMG), according the following table:

Provision factor applicable according to delinquency and CMG
		Past due days at the end-month				Non-Complying
CMG section	Concept	0	1-29	30-59	60-89	Portfolio
CMG ≤ 40%	PD (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EAD (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < CMG≤ 80%	PD (%)	1.9158	27.4332	52.0824	78.9511	100.0000
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EAD (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < CMG≤ 90%	PD (%)	2.5150	27.9300	52.5800	79.6952	100.0000
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EAD (%)	0.5421	6.0496	11.5255	17.6390	22.2310
CMG > 90%	PD (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EAD (%)	0.7453	8.2532	15.7064	24.2355	30.2436

Where:

PD	: Probability of default
LGD	: Loss given default
EAD	: Exposure at default
CMG	: Outstanding loan capital /Mortgage Guarantee value

b.	Commercial portfolio

To determine these allowances, the Bank considers the standard methods presented below, as applicable to commercial leasing operations or other types of commercial loans. Then, the applicable provision factor will be assigned considering the parameters defined for each method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

●	Commercial Leasing Operations

The provision factor applies to the current value of commercial leasing operations (including the purchase option) and will depends on the default of each operation, the type of leased asset and the relationship between the current value of each operation and the leased asset value (PVB) at each month-end, as indicated in the following tables:

Probability of default (PD) applicable according to default and type of asset (%)
	Type of asset
Days of default of the operation at the month-end	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Portfolio in default	100.00	100.00

Loss given the default (LGD) applicable according to PVB section and type of asset (%)
PVB = Current value of the operation / Value of the leased asset
PVB section	Real estate	Non-real estate
PVB ≤ 40%	0.05	18.20
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

The determination of the PVB relationship is made considering the appraisal value expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at the time of the respective loan granting, taking into account possible situations that may be causing temporary increases in the assets prices at that time.

●	Generic commercial loans and factoring

For the factoring operations and other commercial loans, other than those indicated above, the provision factor, applicable to the amount of the placement and the exposure of the contingent loan risk, will depends on the default of each operation and the relationship that exists at the end of each month, between the obligations that the debtor has with the bank and the value of the collateral that protect them (PTVG), as indicated in the following tables:

Probability of default (PD) applicable according to default and PTVG section (%)
Days of default at the month-end	With collateral		Without collateral
	PTVG≤100%	PTVG>100%
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Portfolio in default	100.00	100.00	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

Loss given the default (LGD) applicable according to PTVG section (%)
Collateral (with / without)	PTVG section	Generic commercial operations or factoring without the responsibility of the transferor	Factoring with the responsibility of the transferor
With collateral	PTVG ≤ 60%	5.00	3.20
	60% < PTVG≤ 75%	20.30	12.80
	75% < PTVG ≤ 90%	32.20	20.30
	90% < PTVG	43.00	27.10
Without collateral		56.90	35.90

The collaterals used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. Collateral can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the Bank and only guarantees the debtor’s credits with respect to which it is imputed (not shared with other debtors).

The invoices assigned in the factoring operations will not be considered for purposes of calculating the PTVG. The excess of collateral associated with mortgage loans referred to in numeral 3.1.1 Residential mortgage portfolio in Chapter B-1 of CASB may be considered, computed as the difference between 80% of the property’ commercial value, according to with the conditions set out in that framework, and the mortgage loan that guarantees.

For the calculation of the PTVG ratio, the following considerations must be taken into account:

i.	Transactions with specific collaterals: when the debtor granted specific collateral for generic commercial loans and factoring, the PTVG ratio is calculated independently for each covered transaction, such as the division between the amount of the loans and the contingent loans exposure and the collateral’s value of the covered product.

ii.	Transactions with general collaterals: when the debtor granted general or general and specific collaterals, the Bank calculates the respective PTVG, jointly for all generic commercial loans and factoring and not contemplated in the preceding paragraph i), as the quotient between the sum of the amounts of the loans and exposures of contingent loans and the general, or general and specific collateral that, according to the scope of the remaining coverage clauses, safeguard the loans considered in the numerator aforementioned coverage ratio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

The amounts of the guarantees used in the PTVG ratio of numerals i) and ii), different from those associated with excess guarantees from mortgage loans to which the residential mortgage portfolio refers, must be determined according to:

-	The last valuation of the collateral, be it appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 (Fair Value of Financial Instruments) of the RAN should be considered.

-	Possible situations that could be causing temporary increases in the values of the collaterals.

-	Limitations on the amount of coverage established in their respective clauses.

−	Portfolio in default.

Includes all placements and 100% of the amount of the contingent loans, of the debtors that the closing of a month presents a delay equal to or greater than 90 days in the payment of the interest of the capital of any credit. It will also include debtors who are granted a credit to leave an operation that has more than 60 days of delay in their payment, as well as those debtors who were subject to forced restructuring or partial forgiveness of a debt.

They may exclude from the portfolio in default: a) mortgage loans for housing, which delinquent less than 90 days, unless the debtor has another loan of the same type with greater delinquency; and, b) credits for financing higher studies of Law No. 20,027, which do not yet present the non-compliance conditions indicated in Circular No. 3,454 of December 10, 2008.

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the CASB. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.
-	No new refinances granted to pay its obligations.
-	At least one of the payments includes amortization of capital.
-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.
-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.
-	The debtor does not appear with unpaid debts direct according to the information recast by CMF, except for insignificant amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(iii)	Provisions related to financing with FOGAPE COVID-19 guarantee.

On July 17, 2020, the CMF requested to determine specific provisions of the credits guaranteed by the FOGAPE COVID-19 guarantee, for which the expected losses were determined estimating the risk of each operation, without considering the substitution of credit quality of the guarantee, according to the corresponding individual or group analysis method, in accordance with the provisions of Chapter B-1 of the CASB. This procedure must be carried out in an aggregate manner, grouping all those operations to which the same deductible percentage is applicable.

The deductible is applied by the Fund Administrator, which must be borne by each financial institution and does not depend on each particular operation, but is determined based on the total of the balances guaranteed by the Fund, for each group of companies that have the same coverage, according to their net sales size.

(iv)	Provisions related to financing with FOGAPE Reactivation guarantee.

To determine the provisions of the amounts guaranteed by the FOGAPE Reactivation, the Bank considers the substitution of the credit quality of the debtors for that of the FOGAPE, for all the types of financing indicated, up to the amount covered by the aforementioned guarantee. Naturally, the option to consider the risk attributable to FOGAPE may be made while said guarantee remains in force, without considering the capitalized interest, in accordance with the provisions of article 17 of the Fund Regulations.

Likewise, for the computation of the provisions of the amount not covered by the guarantee, corresponding to the debtors, the treatment must be differentiated according to the level of default of the refinanced credit and the grace period, which must consider the cumulative consecutive months grace period between the refinanced loan and other prior measures.

For this purpose, the following situations should be considered:

●	Refinancing with less than 60 days past due and less than 180 days of grace.

When the Bank grants the refinancing and is the current creditor, depending on the methodology used in accounting for provisions (standard or internal method) for the group portfolio, the computation of default and the expected loss parameters remain constant at the time to carry out the refinancing, as long as no payment is due.

In the case of debtors evaluated on an individual basis, their risk category is maintained at the time of rescheduling, which does not prevent them from being reclassified to the category that corresponds to them, in the event of a worsening of their payment capacity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

●	Refinancing with greater than 60 days and less than 89 days past due or grace periods greater than 180 days and less than 360 days.

The provisions established in the previous point apply, and at least one of the following conditions must also be met:

i.	In its credit granting policies, the Bank considers at least the following aspects:

-	A robust procedure for the categorization of viable debtors, which considers at least the sector and its solvency and liquidity situation.
-	Efficient mechanisms for monitoring the debtor’s situation, with formally defined internal governance.

ii.	Interest is charged in the months of grace, in accordance with the guidelines established in article 15 letter a) of the Regulation, or there is a demand for payment in another credit with the bank. In the latter case, if noncompliance is observed, the carry forward rules contained in numerals 2.2 and 3.2 of Chapter B-1 of the CASB must be considered, depending on whether it is a credit subject to individual or group evaluation, respectively.

●	Refinancing with grace periods greater than 360 days.

The Bank must apply the provisions established in Chapter B-1 of the CASB, considering the operation as a forced renegotiation and, therefore, apply the provisions that correspond to the portfolio in default.

(v)	Impairment of loans

The impaired loans include the following assets, according to Chapter B-1 of the CASB of the CMF:

-	In case of debtors subject to individual assessment, includes credits from “Non-complying loans” those classified in categories B3 and B4 of “Substandard loans”.
-	Debtors subject to assessment group evaluation, the impaired portfolio includes all credits of the “Non-complying loans”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(vi) Charge-offs

As a general rule, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Consolidated Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

–	Charge-offs of loans to customers

The charge-off must be to make using credit risk provisions constituted, whatever the cause for which the charge-off was produced.

Write-offs for loans to customers and accounts receivable, other than from leasing operations, should be made in the following circumstances, whichever occurs first:

-	The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.

-	When the debt without executive title expires 90 days after it was recorded in asset.

-	At the expiration of the statute of limitations for actions to demand payment through an executive trial, or at the time of rejection or abandonment of the execution of the judgment by final court resolution.

-	When past-due term of a transaction reaches the charge-off term disposed below:

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

–	Charge-offs of lease operations

These assets must be charge-offs against the following circumstances, whichever occurs first:

-	The Bank concludes that there is no possibility of the rent recoveries and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee has not the asset, for the property’s conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.

-	When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.

-	When a contract has been in default reach the period of time indicated below:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

(vii) Written-off loans recoveries

Cash recoveries on charge-off loans including loans that were reacquired from the Central Bank of Chile are recorded directly in income in the Consolidated Statement of Income, as a reduction of the “Recoveries of written-off loans” item.

In the event of recoveries of assets, the income will be recognized in the results for the amount by which they are incorporated into the asset. The same criterion will be followed if the leased assets were recovered after the charge-off for a leasing operation, when such assets are incorporated into the asset.

Any renegotiation of a credit already written off does not give rise to income, as long as the operation remains to have an impaired quality; the actual payments received must be treated as recoveries of credits written off, as indicated above.

Therefore, renegotiated credit can be recorded as an asset only if it has not deteriorated quality; also recognizing revenue from activation must be recorded like recovery of loans.

The same criteria should apply in the case that was give credit to pay a charge-off loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(g)	Impairment due to credit risk of Financial assets at amortized cost and Financial assets at fair value through other comprehensive income (FVOCI):

In accordance with the established in Chapter A-2 of the CASB of the CMF, the impairment model of IFRS 9 will not be applied to loans in the category “Financial assets at amortized cost” (“Due from banks” and “Loans and accounts receivable from customers”), nor on “Contingent loans”, since the criteria for these instruments are defined in Chapters B-1 to B-3 of the CASB.

For the rest of the financial assets measured at Amortized Cost or FVOCI, the model on which impairment losses must be calculated corresponds to one of Expected Credit Loss (ECL) as established in IFRS 9.

Debt financial instruments whose subsequent valuation is at amortized cost or at FVOCI will be subject to impairment due to credit risk. On the contrary, those instruments at fair value through profit or loss do not require this measurement.

The measurement of impairment is carried out in accordance with a general impairment model that is based on the existence of 3 possible phases of the financial asset, the existence or not of a significant increase in credit risk and the condition of impairment. The 3 phases determine the amount of impairment that will be recognized as an expected credit loss, as well as the interest income that will be recorded at each reporting date. Each phase is listed below:

Phase 1: Incorporates financial assets whose credit risk has not increased significantly since initial recognition. Expected credit losses are recognized to 12-month. Interest is recognized based on the gross amount on the balance sheet.

Phase 2: Incorporates financial assets whose credit risk has increased significantly since initial recognition. Expected credit losses are recognized throughout the life of the financial asset. Interest is recognized based on the gross amount on the balance sheet.

Phase 3: Incorporates impaired financial assets. Expected credit losses are recognized throughout the life of the financial asset. Interest is recognized based on the net amount (gross amount on the balance sheet less allowance for credit risk).

−	Impairment of debt financial instruments measured at fair value through other comprehensive income

The Bank applies the value impairment requirements for the recognition and measurement of a value correction for losses to financial assets that are measured at fair value through other comprehensive income in accordance with IFRS 9. This value adjustment for losses is recognized in Other Comprehensive Income (OCI) and does not reduce the carrying amount of the financial asset in the Consolidated Statement of Financial Position. The accumulated loss recognized in OCI is recycled in results when derecognizing the financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(h)	Financial liabilities:

Classification of financial liabilities:

Financial liabilities are classified in the following categories:

-	Financial liabilities at amortized cost;

-	Financial liabilities held for trading at fair value through profit or loss: Financial instruments are recorded in this item when the Bank’s objective is to generate profits through purchases and sales with these instruments. This item includes financial derivative trading contracts that are liabilities, which will be measured subsequently at fair value.

-	Financial liabilities designated as at fair value through profit or loss: The Bank has the option to irrevocably designate, at the time of initial recognition, a financial liability as measured at fair value through profit or loss if the application of this criterion eliminates or significantly reduces inconsistencies in the measurement or recognition, or if it is a group of financial liabilities, or a group of financial assets and liabilities, that is managed, and its performance evaluated, based on fair value in line with a risk management or investment strategy.

Valuation of financial liabilities:

Initial valuation:

They are initially recorded at fair value, less transaction costs that are directly attributable to the issuance of the instruments.

Variations in the value of financial liabilities due to the accrual of interest, UF indexation and similar concepts are recorded under the headings “Interest expenses” and “UF indexation expenses” of the Consolidated Income Statement for the period in which the accrual occurred (see Note No. 30 and No. 31).

Subsequent valuation:

The changes in the valuations that will occur after the initial registration due to reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial liabilities are classified

Financial liabilities at amortized cost:

The liabilities recorded in this item are valued after their acquisition at their amortized cost, which is determined in accordance with the effective interest rate method (EIR).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(i)	Derecognition of financial assets and liabilities:

The Bank and its subsidiaries derecognize a financial asset from its Statement of Financial Position, when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred. Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership. In this case:

-	If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

-	If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

-	If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset. In this case:

-	If the Bank has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

-	If the Bank has retained control, it will continue to recognize the financial asset in the Consolidated Financial Statement by an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(j)	Compensation of financial assets and liabilities:

Financial assets and liabilities are subject to compensation, so that their net amount is presented in the Consolidated Statement of Financial Position, when and only when the Bank has the right, legally enforceable, to offset the recognized amounts and intends to settle the net amount, or to realize the asset and settle the liability simultaneously.

Income and expenses are presented net only when permitted by accounting standards, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading and foreign exchange activity.

(k)	Functional currency:

The items included in the Financial Statements of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional and presentation currency of the Consolidated Financial Statements of Banco de Chile is the Chilean peso, which is the currency of the primary economic environment in which the Bank operates, and also obeys the currency that influences the cost and income structure.

(l)	Transactions in foreign currency:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Consolidated Statement of Financial Position. All differences are recorded as a debit or credit to income.

As of December 31, 2023 and 2022, the Bank and its subsidiaries applied the exchange rate of accounting representation according to the standards issued by the CMF, for which the assets in dollars are shown at their equivalent value in Chilean pesos calculated using the following market exchange rate Ch$874.35 US$1 (Ch$850.20 US$1 as of December 31, 2022).

As of December 31, 2023, the amount of Ch$120,594 million corresponding to a net financial profit from exchange, indexation and accounting hedging of foreign currency (net profit of Ch$103,200 million as of December 31, 2022) shown in the Consolidated Statements of Income, includes the result from exchange operations, indexation and accounting hedges of foreign currency, including the conversion of assets and liabilities in foreign currency or indexed to the exchange rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(m)	Operating Segments:

The Bank discloses information by segment in accordance with IFRS 8 (Note No. 6). The Bank’s operating segments are determined based on its different business units, considering the following:

-	That it conducts business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

-	That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

-	For which separate financial information available.

(n)	Statement of cash flows:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment and financing activities during the year. The indirect method has been used in the preparation of this statement of cash flows.

For the preparation of Consolidated Financial Statements of Cash Flow, it is considered the following concepts:

-	Cash and cash equivalents: corresponds to the item “Cash and deposits in banks”, plus (minus) the net balance corresponding to operations with liquidation in progress that are shown in the Consolidated Statement of Financial Position, plus other cash equivalents such as investments in short-term debt financial instruments that meet the criteria to be considered “cash equivalents”, for which they must have an original maturity of 90 days or less from the date of acquisition, be highly liquid, easily convertible into amounts known amounts of cash as of the date of the initial investment, and that the financial instruments are exposed to an insignificant risk of changes in value.

-	Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify like investing or financing activities.

-	Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(o)	Financial derivative contracts:

A “Financial Derivative” is a financial instrument whose value changes in response to changes in an observable market variable (such as an interest rate, exchange rate, the price of a financial instrument or a market index, including credit ratings), whose initial investment is very small in relation to other financial instruments with a similar response to changes in market conditions and which is generally settled at a future date.

The Bank maintains contracts of Derivative financial instruments, for cover the exposition of risk of foreign currency and interest rate. These contracts are recorded in the Consolidated Statement of Financial Position at their cost (included transactions costs) and subsequently measured at fair value. Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

Changes in fair value of derivative contracts held for trading purpose are included under “Financial Assets and Liabilities held for Trading”, on the Consolidated Statement of Income.

In addition, the Bank includes in the valorization of derivatives the “Credit valuation adjustment” (CVA), to reflect the counterparty risk in the determination of fair value and the Bank’s own credit risk, known as “Debit valuation adjustment” (DVA).

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

(p)	Financial derivative contracts for accounting hedges:

The Bank has chosen to continue applying the hedge accounting requirements of IAS 39 when adopting IFRS 9.

At the moment of subscription of a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

If a derivative instrument is classified as a hedging instrument, it can be:

-	A hedge of the fair value of existing assets or liabilities or firm commitments, or;

-	A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for accounting hedges purposes must comply with all of the following conditions:

-	at its inception, the hedge relationship has been formally documented;

-	it is expected that the hedge will be highly effective;

-	the effectiveness of the hedge can be measured in a reasonable manner; and

-	the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: Changes in the fair value of a derivative hedging instrument, designated as a fair value hedge, are recognized in income under the lines “Net interest income” and “Net indexation income” and/or “Foreign currency changes, UF indexation and accounting hedge”, depending on the type of risk covered. The hedged item is also presented at fair value in relation to the risk being hedged; gains or losses attributable to the hedged risk are recognized in income under the lines “Net interest income” and “Net income from UF indexation” and adjust the book value of the item subject to the hedge.

Cash flow hedge: Changes in the fair value of financial instruments derivative designated like “cash flow hedge” are recognized in “Cash flow accounting hedge” included in the Consolidated Other Comprehensive Income, to the extent that hedge is effective and hedge is reclassified to income in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, when hedged item affects the income of the Bank produced for the “interest rate risk” or “foreign exchange risk”, respectively. If the hedge is not effective, the changes in the fair value are recognized directly in the results of the year under the caption “Other financial result”.

If the hedged instruments do not comply with criteria of cash flow accounting hedges, it expires or is sold, it suspends or executed, this hedge must be discontinued prospectively. Accumulated gains or losses recognized previously in the equity are maintained there until projected transactions occur, in that moment will be registered in Consolidated Statement of Income (in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be registered immediately in Consolidated Statement of Income (in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, depend of the hedge).

(q)	Intangible Assets:

Intangible assets (Note No. 15) are initially recognized at their acquisition cost, and are subsequently measured at their cost less any accumulated amortization or less any accumulated impairment losses.

Software or computer programs purchased by the Bank and its subsidiaries are accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset. All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use. The estimated useful life of software is a maximum of 6 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(r)	Property and equipment:

Property and equipment (Note No. 16) includes the amount of land, real estate, furniture, computer equipment and other installations owned by the consolidated entities and which are for own use. These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenses than have been directly attributed to the asset’s acquisition.

Depreciation is recognized in the Consolidated Statements of Income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

The estimated average useful lives for the years 2023 and 2022 are as follows:

- Buildings	50 years
- Installations	10 years
- Equipment	5 years
- Supplies and accessories	5 years

Maintenance expenses relating to those assets held for own uses are recorded as expenses in the year in which they are incurred.

(s)	Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal regulations.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes (Note No. 18).

Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences. According to instructions from the CMF, deferred taxes are presented in the Consolidated Statement of Financial Position according with IAS 12 “Income Tax”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(t)	Provisions, contingent assets and liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statement of Financial Position when the following requirements are jointly met:

-	a present obligation has arisen from a past event;

-	as of the date of the Financial Statements it is probable that the Bank or its subsidiaries have to disburse resources to settle the obligation; and

-	the amount of these resources can be reliably measured.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

Contingent credits are understood as operations or commitments in which the Bank assumes a credit risk by committing itself to third parties, in the event of a future event, to make a payment or disbursement that must be recovered from its clients.

The following are classified as contingent credits in off-balance sheet information:

-	Undrawn credit lines: Considers the unused amounts of lines of credit that allow customers to make use of credit without prior decisions by the bank.

-	Undrawn credit lines with immediate termination: Considers those undrawn credit lines, defined in the previous numeral, that the bank can unconditionally cancel at any time and without prior notice, or for which its automatic cancellation is contemplated in case of deterioration of the debtor’s solvency, as permitted by the current legal framework and the contractual conditions established between the parties.

-	Contingent credits linked to the CAE: Correspond to credit commitments granted in accordance with Law No. 20,027 (“CAE”).

-	Letters of credit for goods circulation operations: Considers the commitments that arise, both to the issuing bank and to the confirming bank, from self-settled commercial letters of credit with a maturity period of less than 1 year, arising from merchandise circulation operations (for example, confirmed foreign or documentary letters of credit). Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

-	Debt purchase commitments in local currency abroad: Note issuance facility (NIF) and revolving underwriting facility (RUF) are considered.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

-	Transactions related to contingent events: Guarantee bonds with promissory notes referred to in Chapter 8-11 of the Actualized Standards Compilation are considered.

-	Warranty by endorsement and sureties: Includes warranty by endorsement, sureties and standby letters of credit referred to in Chapter 8-10 of the Actualized Standards Compilation. In addition, it includes the payment guarantees of buyers in factoring operations, as indicated in Chapter 8-38 of that Compilation.

-	Other credit commitments: It includes the unplaced amounts of committed loans that are to be disbursed on an agreed future date or triggered by events contractually defined with the client, as is the case with irrevocable credit lines tied to the progress of projects (for provisions purposes, both the gross exposure referred to in No. 3 and future increases in the amount of guarantees associated with committed disbursements must be considered).

Exposure to credit risk on contingent loans:

To calculate provisions for contingent credits, the amount of exposure to be considered will be equivalent to the percentage of the amounts of the contingent credits indicated below:

Type of contingent credit	Credit Conversion Factor
Undrawn credit lines with immediate termination	10%
Contingent credits linked to the CAE	15%
Letters of credit for goods circulation operations	20%
Other undrawn credit lines	40%
Debt purchase commitments in local currency abroad	50%
Transactions related to contingent events	50%
Warranty by endorsement and sureties	100%
Other credit commitments	100%
Other contingent loans	100%

When dealing with transactions performed with customers with overdue loans, that exposure shall be equivalent to 100% of its contingent loans.

(u)	Provisions for minimum dividends:

According with the CASB of the CMF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings (Note No. 25).

For purposes of calculating the provision of minimum dividends, the distributable net income is considered, which is defined as that which results from reducing or adding to the net income for the year, the correction of the value of the paid-in capital and reserves, due to the effects of the variation of the Consumer Price Index.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(v)	Employee benefits:

Employee benefits are all forms of consideration granted by an entity in exchange for services provided by employees or severance pay.

Short-term employee benefits are employee benefits (other than termination benefits) that are expected to be settled in full before twelve months after the end of the annual reporting period in which the employees have rendered the related services (Note No. 24 (c)).

-	Staff vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

-	Other short-term benefits

The entity contemplates for its employees an annual incentive plan for meeting objectives and individual contribution to the company’s results, which are eventually delivered, consisting of a certain number or portion of monthly salaries and are provisioned based on the estimated amount to be distributed.

Other long-term employee benefits are all employee benefits other than short-term employee benefits, post-employment benefits, and termination benefits.

-	Employee benefits for termination of employment contract

The Bank has agreed with part of the staff the payment of compensation to those who have completed 30 or 35 years of permanence, in the event that they retired from the Institution. The proportional part accrued by those employees who will have access to exercise the right to this benefit and who at the end of the year have not yet acquired it has been incorporated into this obligation.

The obligations of this benefit plan are valued according to the projected credit unit method, including as variables the staff turnover rate, the expected salary growth and the probability of using this benefit, discounted at the current rate for long-term operations (5.77% as of December 31, 2023 and 5.50% as of December 31, 2022).

The discount rate used corresponds to the rate of 10-year Bonds in pesos of the Central Bank of Chile (BCP).

Gains and losses arising from changes in actuarial variables are recognized in Other Comprehensive Income. There are no other additional costs that should be recognized by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(w)	Earnings per share:

The basic earnings per share is determined by dividing the net income attributed to the Bank’s owners in a period and the weighted average number of shares outstanding during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. At the end of the years ended December 31, 2023 and 2022 there are no concepts to adjust.

(x)	Interest revenue and expense and UF indexation:

Interest income and expenses and UF indexation (Notes No. 30 and No. 31) are recognized in the Consolidated Statement of Income using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or, where appropriate, in a shorter period), to the carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

In the case of the impaired portfolio and current loans with a high risk of irrecoverability of loans and accounts receivable from customers, the Bank has applied a conservative position of discontinuing the accrual of interest and UF indexation on an accrual basis in the Consolidated Statement of Income, when the credit or one of its installments has been 90 days default in its payment.

(y)	Commission income and expenses:

Revenue and expenses from fees (Note No. 32) are recognized in the Consolidated Income Statement using the criteria established in IFRS 15 “Revenue from contracts with customers”.

Under IFRS 15, revenues are recognized considering the terms of the contract with customers. Revenue is recognized when or as the performance obligation is satisfied by transferring the goods or services committed to the customer.

Under IFRS 15, revenues are recognized using different criteria depending on their nature. The most significant are:

−	Those that correspond to a singular act, when the act that originates them takes place.

−	Those that originate in transactions or services that are extended over time, during the life of such transactions or services.

−	Commissions on loan commitments and other fees related to credit operations are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. In the case of loan commitments, when there is no certainty of the date of effective placement, the commissions are recognized in the period of the commitment that originates it on a linear basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

The fees registered by the Bank correspond mainly to:

−	Commissions for credit prepayment: These commissions are accrued at the time the credits are prepaid.

−	Commissions for lines of credit and overdrafts: These commissions are accrued in the period related to the granting of lines of credit and overdrafts in checking accounts.

−	Commissions for warranty by endorsement and letters of credit: These commissions are accrued in the period related to the granting by the bank of payment guarantees for real or contingent obligations of third parties.

−	Commissions for card services: Correspond to commissions accrued for the period, related to the use of credit cards, debit cards and other.

−	Commissions for account management: Includes commissions for the maintenance of current accounts and other deposit accounts.

−	Commissions for collections and payments: Includes commissions generated by the collection and payment services provided by the Bank.

−	Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities.

−	Remuneration for administration of mutual funds, investment funds or others: corresponds to the commissions from the General Fund Administrator for the administration of third-party funds.

−	Remuneration for brokerage and insurance consulting services: Income from brokerage and insurance advice by the Bank or its subsidiaries is included.

−	Commissions for factoring operations services: Commissions for factoring operations services performed by the Bank are included.

−	Commissions for financial consulting services: commissions for financial advisory services performed by the Bank and its subsidiary are included.

−	Other commissions earned: includes income generated from foreign currency exchange, issuance bank guarantees, issuance of bank check, use of distribution channels, agreement on the use of a brand and placement of financial products and cash transfers, and recognition of payments associated with commercial alliances, among others.

Commission expenses include:

−	Commissions for card operations: commissions paid for credit and debit card operations are included.

−	Commissions for licensing the use of card brands

−	Expenses for obligations of loyalty and merits programs for card customers.

−	Commissions for operations with securities: commissions for deposit and custody of securities and brokerage of securities are included.

−	Other commissions for services received: Commissions are included for guarantees and endorsements of Bank obligations, for foreign trade operations, for correspondent banks in the country and abroad, for ATMs and electronic fund transfer services.

−	Commissions for compensation of large value payments: corresponds to commissions paid to entities such as ComBanc, CCLV Contraparte Central, etc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(z)	Impairment of non-financial assets:

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists. If such indication exists, the recoverable amount of the asset is then estimated.

(aa)	Financial and operating leases:

−	The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating, and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements, which do not transfer substantially all the risks, and rewards of ownership are classified as operating leases.

The leased investment properties, under the operating lease modality, are included in the Consolidated Statement of Financial Position as “Other assets” and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease term.

−	The Bank acting as lessee

A contract is, or contains a lease, if one party has the right to control the use of an identified asset for a period of time in exchange for a regular payment (Note No. 17).

On the start date of a lease, a right-to-use assets leased is determined at cost, which includes the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank’s incremental financing interest rate.

The right-of-use asset is measured using the cost model, less accumulated depreciation and accumulated losses due to impairment of value, depreciation of the right-of-use asset, is recognized in the Consolidated Statements of Income based on the linear depreciation method from the start date and until the end of the lease term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

The monthly variation of the UF for the contracts established in said monetary unit should be treated as a new measurement, therefore the UF readjustment modifies the value of the lease liability, and in parallel, the amount of the right-of-use asset must be adjusted by this effect.

After the start date, the lease liability is measured by lowering the carrying amount to reflect the lease payments made and the modifications to the lease.

According to IFRS 16 “Leases” the Bank does not apply this rule to contracts whose duration is 12 months or less and those that contain an underlying asset of low value. In these cases, payments are recognized as a lease expense.

(ab)	Additional provisions:

In accordance to the CMF regulations, the banks have recorded additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio. The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

The provisions made in order to forestall the risk of macroeconomic fluctuations should anticipate situations reversal of expansionary economic cycles in the future, could translate into a worsening in the conditions of the economic environment and thus, function as a countercyclical mechanism accumulation of additional provisions when the scenario is favorable and release or assignment to specific provisions when environmental conditions deteriorate.

According to the above, additional provisions must always correspond to general provisions on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses of the models used by the Bank (Note No. 26).

As of December 31, 2023, the balance of additional provisions amounts to Ch$700,252 million (Ch$700,252 million in December 2022), which are presented in the caption “Special Provisions for Credit Risk” of liabilities in the Consolidated Statement of Financial Position.

(ac)	Fair value measurement:

“Fair value” is understood as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants in a principal (or more advantageous) market at the measurement date under current market conditions, independent whether that price is directly observable or estimated using another valuation technique. The most objective and usual reference of fair value is the price that would be paid in an active, transparent and deep market (“quoted price” or “market price”).

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument. A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique makes maximum use of information obtained in the market, using the least possible amount of data estimated by the Bank, incorporates all the factors that market participants would consider to establish the price, and will be consistent with generally accepted economic methodologies for calculating the price of financial instruments. The variables used by the valuation technique reasonably represent market expectations and reflect the return-risk factors inherent to the financial instrument. Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on available observable market information.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. However, when transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in incomes.

On the other hand, it should be noted that the Bank has financial assets and liabilities offset each other’s market risks, based on which average market prices are used as a basis for determining their fair value.

Then, the fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note No. 44.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted:

Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Commission for the Financial Market (CMF):

Standards and interpretations that have been adopted in these Consolidated Financial Statements.

As of the date of issuance of these Consolidated Financial Statements, the new accounting pronouncements issued by both the IASB and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

Accounting standards issued by IASB.

IAS 1 Presentation of Financial Statements and IFRS Practice Statement No. 2 Accounting Policy Disclosures.

In February 2021, the IASB published amendments to IAS 1 to require companies to disclose material information in order to improve the disclosures of their accounting policies and provide useful information to investors and other users of financial statements.

To help entities apply the amendments to IAS 1, the Board also amended IFRS Practice Statement No. 2 to illustrate how an entity can judge whether accounting policy information is material to its financial statements.

The amendments to IAS 1 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023.

To implement these amendments, some non-material modifications were made to Note No. 2 Main Accounting Criteria Used in the Consolidated Financial Statements.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Accounting Estimate.

In February 2021, the IASB incorporated changes to the definition of accounting estimates contained in IAS 8, the amendments are intended to help entities distinguish changes in accounting estimates from changes in accounting policies.

The amendments to IAS 8 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023.

The application of this amendment did not generate any impacts on the current Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

IAS 12 Income Tax. Deferred taxes related to assets and liabilities arising from a single transaction.

In May 2021, the IASB published amendments to IAS 12, to specify how companies should account for deferred taxes on transactions such as leases and decommissioning obligations.

IAS 12 Income Tax specifies how a company accounts for income tax, including deferred tax, which represents tax to be paid or recovered in the future. In certain circumstances, companies are exempt from recognizing deferred taxes when they first recognize assets or liabilities. Prior to the amendment, there was some uncertainty as to whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability.

The amendments clarify that the exemption does not apply and that companies are required to recognize deferred taxes on such transactions. The purpose of the amendments is to reduce the different forms of reporting deferred tax on leases and decommissioning obligations.

The amendments are effective for the presentation periods of the Financial Statements beginning on January 1, 2023, and early application is allowed.

The implementation of this amendment had no impact for Bank of Chile and its affiliates.

Accounting standards issued by CMF

Circular No. 2,323. Modifies Chapter B-1 “Provisions for credit risk” of the CASB.

On October 21, 2022, the CMF published this circular that modifies Chapter B-6 “Provisions for country risk” and B-7 “Special provisions for credits abroad” of the Compendium of Accounting Standards for Banks, the objective of this modification is to include to operations denominated in Chilean pesos within the computation of provisions for country risk and special for loans abroad.

The Bank implemented this change without generating material impacts.

Circular No. 2,331. Information to be reported on credits with the guarantee of FOGAPE Chile Apoya.

On February 7, 2023, the CMF issued Circular No. 2.331, which provides details regarding the information that banks and cooperatives must submit to the CMF through new regulatory files. This is aimed at ensuring proper monitoring of the evolution of loans guaranteed by the Chile Apoya program, part of the Guarantee Fund for Small and Medium-Sized Entrepreneurs (FOGAPE).

The Bank implemented this Circular, fulfilling the sending of the new regulatory files.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

Circular No. 2,330. Chapter 21-14 of the RAN: Evaluation of the Adequacy of Banks’ Liquidity Position.

On January 16, 2023, the CMF published the regulations that aim to present the criteria and guidelines that will be taken into consideration for the evaluation of the liquidity adequacy of banks, together with the possibility of the CMF to determine additional liquid asset requirements as a result of the supervisory review process. The Bank implemented this Circular, complying with the submission in April 2023 of the first Liquidity Self-Assessment Report (LSR).

General Regulation (NCG by its Spanish initials) No. 484. Commissions in credit operations Law 18,010 and adjustments to current contracts.

On August 5, 2022, the CMF issued this NCG 484, which establishes the criteria and conditions that must be met by the collections made to the debtor in a credit operation to be considered commission and not interest. In addition, by virtue of the established definitions and in order to maintain regulatory coherence, other regulatory bodies were modified.

The instructions established in this General Regulation came into effect on August 1, 2023.

The implementation of this new standard did not generate material impacts for the Bank and its subsidiaries.

Other Regulations.

Law 21,420 modifies art. 2 No. 2 of DL 825 of 1974, on Sales and Services Tax (VAT).

On January 1, 2023, the legal modifications incorporated into the basic service taxable event defined in art. 2 No. 2 of DL No. 825 Law on Sales and Services Tax came into effect. Said legal modification implied a higher expense or cost, since some services contracted by the institution from January 1, 2023, went from not being subject to being taxed with VAT.

The implementation of this new standard did not have a material impact on the Bank and its subsidiaries.

Other instructions issued by the CMF – Letters to Management.

By letter to Management dated October 13, 2023, the CMF reported the treatment for promissory notes or certificates of liquidity deposits granted by the Central Bank of Chile (PDL by its Spanish initials) with the exclusive purpose of guaranteeing and supporting the payment of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials). In this regard, banks that acquire these promissory notes must incorporate such operations in the regulatory risk measurements, such as in the LCR and NSFR measurements reported in the “Liquidity Ratios” report C49. Regarding their accounting, the promissory notes must be recorded in the Financial Debt Instruments account of the Financial Assets item at amortized cost. For the file “Non-derivative Financial Instruments” (P40), it is established that they must be reported according to their own characteristics.

As of the date of issuance of the Financial Statements, the Bank has not acquired this type of instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

New Standards and interpretations that have been issued but their application date is not yet in force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and the CMF that are not yet effective as of December 31, 2023, as follows:

Accounting standards issued by IASB.

IAS 28 Investments in Associates and Joint Venture and IFRS 10 Consolidated Financial Statements.

In September 2014, the IASB published this modification, which clarifies the scope of the profits and losses recognized in a transaction, that involves an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all gains or losses must be recognized against loss of control of a business.

Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this modification in the future, allowing its immediate application.

Banco de Chile and its subsidiaries will have no impact on the Consolidated Financial Statements as a result of the application of this amendment.

IFRS 16 Leases. Recognition of the lease liability in a sale with leaseback.

In September 2022, the IASB published an amendment to IFRS 16 related to the recognition of the lease liability in a sale with leaseback.

The amendment specifies the requirements that a seller-lessee must use to measure the lease liability that arises on sale and leaseback so that the seller-lessee does not recognize any gain or loss related to the right of use that it retains.

The modifications are effective for the periods of presentation of the Financial Statements that begin on or after January 1, 2024, and early application is allowed.

The implementation of this amendment will have no impact for Banco de Chile and its subsidiaries.

IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments Disclosures - Supplier Financing Arrangements.

In May 2023, the IASB issued amendments to IAS 7 and IFRS 7. The amendments specify the current requirements to enhance the disclosure in the financial statements of supplier financing arrangements concerning liabilities, cash flows, and a company’s exposure to liquidity risk.

The amendments are effective for periods beginning on or after January 1, 2024, and early application is permitted.

Management is evaluating potential adjustments to its disclosures as a result of this modification.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

IAS 21 Effects of Changes in Foreign Exchange Rates

In August 2023, the IASB published amendments to IAS 21. These amendments set out criteria that will allow companies to assess whether a currency is exchangeable and when it is not so, they can determine the exchange rate to use and the disclosures to provide.

The amendments are effective for periods beginning on or after January 1, 2025, and early application is permitted.

Management will assess the potential effects of this amendment.

Circulars issued in the process of implementing the Basel III standards.

During the year 2023, the CMF has issued the following standards related to the implementation of Basel III:

On March 31, 2023, through a press release, the CMF informed that its Council approved resolution No. 2,319 on the qualification of systemically important banks and the additional requirements for them, maintaining for the Bank an additional Basic Capital charge with respect to risk-weighted assets of 1.25%. The requirements of this standard have been gradually established, by December 2023 the requirement is 50% of the charge.

On May 23, 2023, at its Financial Policy meeting, the Board of the Central Bank of Chile agreed to activate the Counter-Cyclical Capital Requirement at a level of 0.5% of risk-weighted assets, this attribution of the Central Bank is part of the Basel III capital standards for banks, in accordance with the provisions of article 66 ter of the General Banking Law. The purpose of the requirement is to accumulate a capital buffer so that it is available in the face of severe stress scenarios. Banks must establish the entire buffer within one year and, therefore, include it in the solvency reports of May 2024.

On June 22, 2023, the CMF issued Circular No. 2,336, which aims to move towards the complete implementation of the Basel III standards and avoid duplication of regulatory instructions, particularly in the measurement of market risks from the banking book.

On November 27, 2023, the CMF issued Circular No. 2,341, which incorporates Chapter 1-19 “Complementary instructions for the application of titles XIV and XV of the General Banking Law (LGB)” to the RAN. The LGB, in its title XIV, establishes an early regularization framework aimed at acting preventively in the event where banking institutions show signs of financial or operational deterioration, preventing them from entering a state of forced liquidation. Also, article 130 of title XV states that in the event that the CMF declares that a forced liquidation process of a banking institution has begun, it must issue a reasoned resolution appointing a liquidator, which must fall to a person who meets the requirements of suitability and technical capacity that the CMF requires by general rule.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

4.	Accounting Changes:

During the year ended December 31, 2023, there have been no material or relative importance changes in accounting that affect the presentation of these Consolidated Financial Statements.

5.	Relevant Events:

a)	On January 26, 2023, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders’ Meeting for March 23, 2023 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2022:

i.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2021 and November 2022, amounting to Ch$542,504,045,836 which will be added to retained earnings from previous periods.

ii.	Distribute in the form of dividend the remaining profit, corresponding to a dividend of Ch$8.58200773490 to each of the 101,017,081,114 shares of the Bank.

Consequently, it will be proposed a distribution as dividend of 61.5% of the profits for the year ending December 31, 2022.

b)	On March 3, 2023, Banco de Chile informed the Financial Markets Commission that Mr. Alfredo Ergas Segal had ceased to hold office as Director of the Bank due to a supervening cause of incapacity arising from circumstances beyond his control. This was due to the fact that, within the framework of the corresponding periodic update at the Board meeting on December 22, 2022, a company in which Mr. Ergas is a Director was included as one of the Bank’s main clients, thus constituting the situation outlined in numeral 5 of subsection 3 of article 50 bis of Law 18,046 on corporations.

The aforementioned factual circumstances and the corresponding communication to the Superintendence of Pensions previously made by Mr. Ergas regarding the same matter, were reported by the Bank to the Commission for the Financial Market on December 30th.

In turn, by Resolution No. E-250 of March 3, 2023, the Superintendence of Pensiones established the disability of Mr. Ergas, based on the verification of the cause of supervening disability referred to above.

By virtue of the foregoing, the Independent Alternate Director Mr. Paul Fürst Gwinner assumed the role of Independent Regular Director, replacing Mr. Ergas in accordance with the procedure set forth in the Bank’s Bylaws.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

c)	On March 23, 2023, at the Bank’s Ordinary Shareholders’ Meeting, our shareholders proceeded to the complete renewal of the Board of Directors, due to the end of the legal and statutory three-year term with respect to the Board of Directors that has ceased in its functions.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as the Bank’s Directors for a new three-year term:

Directors:	Raúl Anaya Elizalde
Hernán Büchi Buc
Andrés Ergas Heymann
	Jaime Estévez Valencia	(Independent)
Julio Santiago Figueroa
Pablo Granifo Lavín
	Ana Holuigue Barros	(Independent)
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Sinéad O’Connor
Francisco Pérez Mackenna

First Alternate Director:	Paul Fürst Gwinner	(Independent)

Second Alternate Director:	Sandra Marta Guazzotti

Moreover, in its Ordinary Session No. BCH 2,986 of the same date, the Board of Directors of the Bank agreed to the following officer appointments and designations:

Chairman:	Pablo Granifo Lavín
Vice Chairman:	Andrónico Luksic Craig
Vice Chairman:	Julio Santiago Figueroa

d)	During the year 2023 Banco de Chile has reported as essential fact the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission:

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate
January 6, 2023	11/2022	GI	4,000,000	CLF	09/01/2035	2.61%
March 16, 2023	14/2016	DG	9,750,000,000	CLP	05/01/2027	6.55%
March 23, 2023	14/2016	DG	11,250,000,000	CLP	05/01/2027	6.55%
April 11, 2023	11/2022	GG	650,000	CLF	05/01/2035	2.50%
April 28, 2023	11/2015	CG	500,000	CLF	08/01/2032	2.65%
May 18, 2023	11/2022	GB	460,000	CLF	09/01/2034	2.78%
June 2, 2023	11/2015	CH	300,000	CLF	12/01/2032	2.96%
June 6, 2023	11/2022	GB	215,000	CLF	09/01/2034	2.78%
June 8, 2023	11/2015	BU	290,000	CLF	08/01/2029	3.39%
June 9, 2023	11/2015	BU	510,000	CLF	08/01/2029	3.39%
June 9, 2023	11/2015	CE	740,000	CLF	12/01/2031	2.94%
June 12, 2023	11/2022	FW	4,000,000	CLF	05/01/2033	2.89%
June 15, 2023	11/2015	BU	650,000	CLF	08/01/2029	3.26%
June 16, 2023	11/2022	GB	200,000	CLF	09/01/2034	2.78%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate
August 1, 2023	11/2015	CI	155,000	CLF	02/01/2033	3.04%
August 18, 2023	11/2015	CI	515,000	CLF	02/01/2033	3.35%
August 24, 2023	11/2015	CH	250,000	CLP	12/01/2032	3.34%
August 25, 2023	9/2015	BO	630,000	CLF	02/01/2028	3.61%
August 29, 2023	9/2015	BO	1,370,000	CLF	02/01/2028	3.61%
August 29, 2023	11/2015	CE	260,000	CLF	12/01/2031	3.27%
November 3, 2023	11/2022	FB	210,000	CLF	04/01/2029	4.16%
November 7, 2023	11/2022	FB	440,000	CLF	04/01/2029	4.16%
November 8, 2023	11/2022	EY	900,000	CLF	04/01/2028	4.26%
November 9, 2023	11/2022	FB	100,000	CLF	04/01/2029	4.16%
November 14, 2023	11/2015	CI	680,000	CLF	02/01/2033	3.90%
November 14, 2023	11/2015	CH	200,000	CLF	12/01/2032	3.90%
November 15, 2023	11/2022	FB	660,000	CLF	04/01/2029	4.16%
November 22, 2023	11/2015	CE	100,000	CLF	12/01/2031	3.64%
November 23, 2023	11/2015	CE	300,000	CLF	12/01/2031	3.60%
December 1, 2023	11/2022	GH	4,000,000	CLF	06/01/2035	3.67%
December 5, 2023	11/2015	CH	400,000	CLF	12/01/2032	3.55%
December 18, 2023	11/2015	CG	250,000	CLF	08/01/2032	3.31%
December 20, 2023	11/2015	CH	250,000	CLF	12/01/2032	3.21%

e)	During the year 2023 Banco de Chile has reported as an essential fact the following placements in the foreign market, issued under its Medium Term Notes Program (“MTN”):

Date	Amount	Currency	Maturity date	Average rate
June 1, 2023	700,000,000	MXN	06/03/2027	TIIE (28 days) + 0.85%
June 8, 2023	6,300,000,000	JPY	06/16/2025	0.75%

f)	On July 24, 2023, the subsidiary Banchile Administradora General de Fondos S.A. reported that, in the Board meeting on the same date, the resignation presented by the Director, Mr. Andrés Lagos Vicuña, was acknowledged and accepted. Therefore, the Board of Directors agreed to appoint Ms. Catherine Tornel León as Director of Banchile Administradora General de Fondos S.A.

g)	On August 29, 2023, it was reported that Banco de Chile and Citigroup Inc. have agreed to extend the validity of the Cooperation Agreement, Global Connectivity Contract and the Amended and Restated Trademark License Agreement, the first two signed on October 22, 2015 and the last on November 29, 2019.

In accordance with the aforementioned extension, the validity of said contracts extends from January 1, 2024 and until January 1, 2026, the parties may agree before August 31, 2025 an extension for two years from on January 1, 2026. If this does not occur, the contracts will be automatically extended once for a period of one year starting on January 1, 2026 and until January 1, 2027. The same renewal procedure may be used in the future as often as the parties agree.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

Together with the above and on this same date, Banco de Chile and Citigroup Inc. signed a modification to the Global Connectivity Agreement, a modification to the Amended and Restated Trademark License Agreement and an Amended and Restated Master Service Agreement, agreeing that the validity period of the latter will be the same as that established in the Cooperation Contract referred to in the previous paragraph.

The Board of Directors, in session held on August 24, 2023, approved the extension, modifications and subscription of the contracts mentioned above, in the terms provided for in articles 146 et seq. of the Corporations Law.

h)	On September 28, 2023, the Bank reported that in Ordinary Session No. 2,997, Mr. Andrónico Luksic Craig presented his resignation from the position of Regular Director and Vice President of Banco de Chile, effective as of December 29, 2023. The Board of Directors was aware of the aforementioned resignation of Mr. Luksic, accepted it with effect from the indicated date and expressed its recognition of his contribution and work for more than 20 years on the Board of Directors, contributing to the development of the Institution.

For their part, the alternate directors, Mr. Paul Fürst Gwinner and Mrs. Sandra Marta Guazzotti, expressed in the same Board session their intention to continue, as alternate directors, proceeding accordingly, in accordance with what is established in article 8 of the corporate bylaws, the Board of Directors will appoint a replacement director.

Taking into account the above, in the aforementioned session the Board of Directors agreed to appoint Mr. Patricio Jottar Nasrallah as Regular Director, replacing Mr. Andrónico Luksic Craig, with effect from December 29, 2023 and until the next ordinary shareholders’ meeting, which is responsible to decide on the final appointment.

Likewise, in the aforementioned session, the Board of Directors agreed to appoint the Regular Director, Mr. Francisco Pérez Mackenna, as Vice-president of the Board of Directors, effective from December 29th.

i)	On October 6, 2023, the subsidiary Banchile Administradora General de Fondos S.A. reported that, on that same date, Ms. Catherine Tornel León presented her resignation from the position of Director of Banchile Administradora General de Fondos S.A.

j)	On October 23, 2023, the subsidiary Banchile Administradora General de Fondos S.A. reported that, in a meeting held on the same date, the Company’s Board of Directors appointed Mr. Francisco Javier Brancoli Bravo as Director.

k)	On December 22, 2023, the subsidiary Banchile Corredores de Bolsa S.A. reported the acceptance of the resignation presented by Mr. Jorge Carrasco de Groote to the position of director of Banchile Corredores de Bolsa S.A. and the appointment of Mr. Juan Bissone as the new director of Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:	This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and Residential mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

-	Banchile Administradora General de Fondos S.A.

-	Banchile Asesoría Financiera S.A.

-	Banchile Corredores de Seguros Ltda.

-	Banchile Corredores de Bolsa S.A.

-	Socofin S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results from: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

●	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

●	Provisions for credit risk are determined at the customer and counterparty level based on the characteristics of each of their operations. In the case of additional provisions, these are assigned to the different business segments based on the credit risk weighted assets that each segment has.

●	The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

●	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the years ended December 31, 2023 and 2022 there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

The following table presents the income by segment for the years ended between January 1, and December 31, 2023 and 2022 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest revenue (expense) and UF indexation	1,412,392	1,446,658	780,957	863,104	(292,471)	(60,758)	(11,162)	(13,592)	1,889,716	2,235,412	944	134	1,890,660	2,235,546
Net commissions revenue (expense)	326,857	301,587	80,056	73,259	(2,235)	(2,280)	173,227	174,246	577,905	546,812	(32,627)	(15,193)	545,278	531,619
Profit (loss) of financial operations	385	393	21,842	24,490	285,330	137,164	40,558	38,272	348,115	200,319	(944)	(134)	347,171	200,185
Foreign currency changes, indexation and accounting hedge	10,386	7,855	33,060	32,899	51,185	35,785	25,963	26,661	120,594	103,200	—	—	120,594	103,200
Other income	56,597	22,506	25,995	11,816	—	—	3,400	3,530	85,992	37,852	(6,851)	(6,189)	79,141	31,663
Income attributable to investments in other companies	9,624	9,471	3,366	3,180	342	279	1,100	650	14,432	13,580	—	—	14,432	13,580
Total operating revenue	1,816,241	1,788,470	945,276	1,008,748	42,151	110,190	233,086	229,767	3,036,754	3,137,175	(39,478)	(21,382)	2,997,276	3,115,793
Expenses from salaries and employee benefits	(375,654)	(339,850)	(115,731)	(102,395)	(2,558)	(2,644)	(88,761)	(83,356)	(582,704)	(528,245)	20	19	(582,684)	(528,226)
Administrative expenses	(330,287)	(272,748)	(76,104)	(66,547)	(1,904)	(1,771)	(39,037)	(34,474)	(447,332)	(375,540)	38,488	20,266	(408,844)	(355,274)
Depreciation and amortization	(76,899)	(69,100)	(8,476)	(8,540)	(309)	(424)	(6,624)	(6,141)	(92,308)	(84,205)	—	—	(92,308)	(84,205)
Impairment of non-financial assets	(1,773)	(9)	(5)	(122)	—	—	16	54	(1,762)	(77)	—	—	(1,762)	(77)
Other operating expenses	(23,879)	(17,095)	(8,390)	(10,202)	(3)	—	(1,603)	(1,501)	(33,875)	(28,798)	970	1,097	(32,905)	(27,701)
Total operating expenses	(808,492)	(698,802)	(208,706)	(187,806)	(4,774)	(4,839)	(136,009)	(125,418)	(1,157,981)	(1,016,865)	39,478	21,382	(1,118,503)	(995,483)
Expenses for credit losses (*)	(373,448)	(323,364)	9,443	(103,745)	2,754	(8,009)	—	—	(361,251)	(435,118)	—	—	(361,251)	(435,118)
Income from operations	634,301	766,304	746,013	717,197	40,131	97,342	97,077	104,349	1,517,522	1,685,192	—	—	1,517,522	1,685,192
Income taxes													(273,887)	(275,757)
Income after income taxes													1,243,635	1,409,435

(*)	As of December 31, 2022, the retail and wholesale segments include additional provisions assigned based on their risk-weighted assets for Ch$81,499 million and Ch$78,501 million, respectively.

The following table presents assets and liabilities of the years ended December 31, 2023 and 2022 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	22,920,254	21,676,597	13,226,319	13,576,675	18,215,123	18,587,455	986,697	925,064	55,348,393	54,765,791	(236,853)	(237,339)	55,111,540	54,528,452
Current and deferred taxes													681,012	726,910
Total assets													55,792,552	55,255,362

Liabilities	18,650,882	17,586,680	10,357,679	10,151,503	21,005,581	22,167,730	777,170	727,529	50,791,312	50,633,442	(236,853)	(237,339)	50,554,459	50,396,103
Current and deferred taxes													808	932
Total liabilities													50,555,267	50,397,035

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.	Cash and Cash Equivalents:

The detail of the balances included under cash and cash equivalents as follows:

	2023	2022
	MCh$	MCh$
Cash and due from banks:
Cash	929,034	947,669
Deposit in Chilean Central Bank (*)	590,426	384,230
Deposit in abroad Central Bank	—	—
Deposits in domestic banks	17,052	116,541
Deposits in abroad banks	928,136	1,316,444
Subtotal – Cash and due from banks	2,464,648	2,764,884

Net transactions in the course of settlement (**)	58,634	90,404
Others cash equivalents (***)	3,020,865	3,250,101
Total cash and cash equivalents	5,544,147	6,105,389

The detail of the balances included under net ongoing clearance operations is as follows:

	2023	2022
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	84,635	94,675
Funds receivable	330,870	677,521
Subtotal - assets	415,505	772,196

Liabilities
Funds payable	(356,871)	(681,792)
Subtotal - liabilities	(356,871)	(681,792)
Net transactions in the course of settlement	58,634	90,404

(*)	The level of funds in cash and in the Central Bank of Chile responds to regulations on reserve requirements that the bank must maintain on average in monthly periods.

(**)	Ongoing clearance operations correspond to transactions in which only the settlement remains that will increase or decrease the funds in the Central Bank of Chile or in foreign banks, normally within 12 or 24 business hours.

(***)	Refers to financial instruments that meet the criteria to be considered as “cash equivalents” as defined by IAS 7, i.e., to qualify as “cash equivalents” investments in debt financial instruments must be: short-term with an original maturity of 90 days or less from the date of acquisition, highly liquid, readily convertible to known amounts of cash from the date of initial investment, and that the financial instruments are exposed to an insignificant risk of changes in their value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss:

The item detail is as follows:

	2023	2022
	MCh$	MCh$

Financial derivative contracts	2,035,376	2,960,029
Debt Financial Instruments	3,363,624	3,433,745
Other financial instruments	409,328	257,325
Total	5,808,328	6,651,099

(a)	The Bank as of December 31, 2023 and 2022, maintains the following asset portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair Value Assets
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	3,659,459	3,709,915	2,410,522	2,877,266	2,517,954	3,331,247	355,774	523,024	13,536	45,610	—	—	8,957,245	10,487,062	212,475	565,373
Interest rate swap	—	—	847,401	1,469,421	1,859,664	1,372,813	6,593,100	5,305,882	7,157,777	5,531,197	3,743,282	3,897,824	4,709,682	4,824,660	24,910,906	22,401,797	883,689	1,324,541
Interest rate and cross currency swap	—	—	167,667	400,358	305,181	443,952	987,931	1,245,809	2,724,924	2,695,878	1,112,311	1,154,754	2,410,153	2,331,640	7,708,167	8,272,391	934,466	1,065,036
Call currency options	—	—	7,019	15,504	26,243	44,966	87,429	32,090	7,325	—	—	—	—	—	128,016	92,560	3,435	2,321
Put currency options	—	—	3,012	8,806	24,464	16,598	51,132	22,449	6,558	—	—	—	—	—	85,166	47,853	1,311	2,758
Total	—	—	4,684,558	5,604,004	4,626,074	4,755,595	10,237,546	9,937,477	10,252,358	8,750,099	4,869,129	5,098,188	7,119,835	7,156,300	41,789,500	41,301,663	2,035,376	2,960,029

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

b)	The detail of the Debt Financial Instruments is the following:

	2023	2022
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	2,799,442	3,014,768
Bonds and Promissory notes from the General Treasury of the Republic	227,871	44,524
Other fiscal debt financial instruments	—	—

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	336,311	374,453
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign governments or Central Banks	—	—
Financial debt instruments from foreign goverments and fiscal entities	—	—
Debt financial instruments from other foreign banks	—	—
Bonds and trade effects from foreign companies	—	—
Total	3,363,624	3,433,745

Under instruments of the State and Central Bank of Chile are classified instruments sold under repurchase agreements to clients and financial institutions, no balance at December 2023 and 2022. As part of the FCIC program, instruments delivered as collateral are included for an approximate amount of Ch$245,620 million as of December 31, 2023.

Instruments sold under repurchase agreements to clients and financial institutions include other debt financial instruments issued in the country, by an amount of Ch$121,586 million as of December 31, 2023 (Ch$208,330 million in December 2022). The repurchase agreements have an average maturity of 4 days at the end of the year 2023 (7 days in 2022).

Additionally, the Bank has investments in own-issued letters of credit for an amount equivalent to Ch$1,733 million as of December 31, 2023 (Ch$2,790 million in December 2022), which are presented as a reduction of the liability item “Debt Financial Instruments Issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

c)	The detail of other financial instruments is as follows:

	2023	2022
	MCh$	MCh$
Mutual fund investments
Funds managed by related companies	405,752	250,337
Funds managed by third-party	—	—

Equity instruments
Domestic equity instruments	2,058	2,357
Foreign equity instruments	485	3,261

Loans originated and acquired by the entity
Loans and advances to banks	—	—
Commercial loans	—	—
Residential mortgage loans	—	—
Consumer loans	—	—
Others	1,033	1,370
Total	409,328	257,325

9.	Non-trading Financial Assets mandatorily measured at Fair Value through Profit or Loss:

As of December 31, 2023 and 2022, the Bank does not hold any non-trading financial assets mandatorily measured at fair value through profit or loss.

10.	Financial Assets and Liabilities designated as at Fair Value through Profit or Loss:

As of December 31, 2023 and 2022, the Bank does not hold financial assets and liabilities designated as at fair value through profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial Assets at Fair Value through Other Comprehensive Income:

The item detail is as follows:

	2023	2022
	MCh$	MCh$

Debt Financial Instruments	3,786,525	3,967,392
Other financial instruments	—	—
Total	3,786,525	3,967,392

(a)	As of December 31, 2023 and 2022, the detail of debt financial instruments is as follows:

	2023	2022
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	473,642	—
Bonds and Promissory notes from the General Treasury of the Republic	1,362,510	2,254,578
Other fiscal debt financial instruments	1,500	4,279

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	1,681,744	1,494,914
Bonds and trade effects from domestic companies	59,921	45,994
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign Central Banks	—	—
Financial instruments from foreign governments and fiscal entities	43,294	42,017
Debt financial instruments from other foreing banks	163,914	125,610
Bonds and trade effects from foreign companies	—	—
Other debt financial instruments issued abroad	—	—
Total	3,786,525	3,967,392

Instruments of the Government and the Central Bank of Chile include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$10,488 million in December 2023 (Ch$7,369 million in December 2022). The repurchase agreements have an average maturity of 3 days in December 2023 (4 days in December 2022). As part of the FCIC program, instruments delivered as collateral are included for an approximate amount of Ch$1,094,076 million as of December 31, 2023 (Ch$693,206 million in December 2022).

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. for an amount of Ch$43,863 million as of December 31, 2023 (Ch$39,508 million as of December 31, 2022).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

Under Instruments of Other National Institutions are classified instruments delivered as collateral as part of FCIC program for an approximate amount of Ch$850,506 million as of December 31, 2023 (Ch$219,425 million as of December 31, 2022).

As of December 31, 2023 the accumulated credit impairment for debt instruments at fair value through other comprehensive income was Ch$5,500 million (Ch$9,496 million as of December 31, 2022).

(b)	The analysis of changes in fair value and expected losses of debt instruments measured at fair value is as follows:

	Phase 1 Individual		Phase 2 Individual		Phase 3 Individual		Total
	Fair value	Impairment	Fair value	Impairment	Fair value	Impairment	Fair value	Impairment
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2022	3,054,795	4,085	14	—	—	—	3,054,809	4,085
Net change in balance	864,521	5,411	(14)	—	—	—	864,507	5,411
Change in fair value	48,076	—	—	—	—	—	48,076	—
Transfer to Phase 1	—	—	—	—	—	—	—	—
Transfer to Phase 2	—	—	—	—	—	—	—	—
Transfer to Phase 3	—	—	—	—	—	—	—	—
Impact due to transfer between phases	—	—	—	—	—	—	—	—
Net impact due to impairment	—	—	—	—	—	—	—	—
Balance as of December 31, 2022	3,967,392	9,496	—	—	—	—	3,967,392	9,496

Balance as of January 1, 2023	3,967,392	9,496	—	—	—	—	3,967,392	9,496
Net change in balance	(159,617)	(3,996)	(30,124)	(1,921)	—	—	(189,741)	(5,917)
Change in fair value	8,718	—	156	—	—	—	8,874	—
Transfer to Phase 1	—	—	—	—	—	—	—	—
Transfer to Phase 2	(29,968)	—	29,968	—	—	—	—	—
Transfer to Phase 3	—	—	—	—	—	—	—	—
Impact due to transfer between phases	—	—	—	1,921	—	—	—	1,921
Net impact due to impairment	—	—	—	—	—	—	—	—
Balance as of December 31, 2023	3,786,525	5,500	—	—	—	—	3,786,525	5,500

(c)	Realized and unrealized gains and losses:

As of December 31, 2023, the portfolio of debt financial instruments includes an accumulated unrealized gain of Ch$9,142 million (unrealized gain of Ch$268 million in 2022), recorded as an equity valuation adjustment.

Gross realized gains and losses on the sale of debt financial instruments, as of December 31, 2023 and 2022 are reported under “Net Financial income (expense)” (See Note No. 33).

The changes in realized gains and losses at the end of both years are the following:

	2023	2022
	MCh$	MCh$

Unrealized gains (losses)	4,352	(15,325)
Realized losses (gains) reclassified to income	4,522	63,401
Subtotal	8,874	48,076
Income tax on other comprehensive income	(1,806)	798
Net effect in equity	7,068	48,874

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes:

(a.1)	As of December 31, 2023 and 2022, the Bank has the following asset portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Assets
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Interest rate swap and cross currency swap	—	—	—	—	—	—	141,416	167,199	36,553	135,025	232,293	122,127	222,615	111,547	632,877	535,898	49,065	27,077
Total	—	—	—	—	—	—	141,416	167,199	36,553	135,025	232,293	122,127	222,615	111,547	632,877	535,898	49,065	27,077

(a.2)	As of December 31, 2023 and 2022, the Bank has the following debt portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Liabilities
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	63,587	218,840	123,214	180,325	129,166	983,782	1,151,878	1,382,947	1,467,845	160,602	223,016
Total	—	—	—	—	—	—	—	63,587	218,840	123,214	180,325	129,166	983,782	1,151,878	1,382,947	1,467,845	160,602	223,016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes, continued:

(b)	Fair value Hedges:

As of December 31, 2023 and 2022, no fair value hedges are held.

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros, Norwegian kroner and Mexican peso. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Outflows:
Corporate Bond	—	—	(450)	(378)	(4,686)	(4,423)	(199,047)	(226,822)	(245,308)	(339,527)	(552,541)	(338,871)	(1,252,534)	(1,421,772)	(2,254,566)	(2,331,793)
Obligation USD	—	—	—	—	—	—	(1,366)	(59,876)	(88,096)	—	—	—	—	—	(89,462)	(59,876)

Hedge instrument
Inflows:
Cross Currency Swap	—	—	450	378	4,686	4,423	200,413	286,698	333,404	339,527	552,541	338,871	1,252,534	1,421,772	2,344,028	2,391,669
Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(c.3)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Inflows:
Cash flows in CLF	—	—	1,506	1,437	1,834	1,742	182,057	268,092	328,074	327,478	467,263	309,408	1,314,328	1,389,012	2,295,062	2,297,169

Hedge instrument
Outflows:
Cross Currency Swap	—	—	(1,506)	(1,437)	(1,834)	(1,742)	(182,057)	(268,092)	(328,074)	(327,478)	(467,263)	(309,408)	(1,314,328)	(1,389,012)	(2,295,062)	(2,297,169)
Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

With respect to UF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.4)	The unrealized results generated during the year 2023 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with credit to equity amounting to Ch$113,183 million (charge to equity of Ch$215,476 million in December 2022). The net effect of taxes credit to equity amounts to Ch$82,624 million (charge to equity of Ch$157,297 million during the year December 2022).

The accumulated balance for this concept as of December 31, 2023 corresponds to a credit in equity amounted to Ch$9,401 million (charge to equity of Ch$103,782 million as of December 2022).

(c.5)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a charge to income of Ch$4,320 million during the year 2023 (charge to results for Ch$251,371 million during the year December 2022).

(c.6)	As of December 31, 2023 and 2022, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.7)	As of December 31, 2023 and 2022, the Bank does not have hedges of net investments in foreign business.

13.	Financial assets at amortized cost:

The item detail is as follows:

	2023	2022
	MCh$	MCh$

Rights from resale agreements and securities lending	71,822	54,061
Debt financial instruments	1,431,083	902,355
Loans and advances to Banks	2,519,180	2,174,115
Loans to customers:
Commercial loans	19,991,114	20,285,710
Residential mortgage loans	12,303,154	11,416,154
Consumer loans	5,306,436	4,992,940
Provisions established for credit risk:
Commercial loans provisions	(366,205)	(414,200)
Mortgage loans provisions	(34,006)	(29,303)
Consumer loans provisions	(368,757)	(334,889)
Total	40,853,821	39,046,943

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(a)	Rights from resale agreements and securities lending:

The Bank provides financing to its customers through resale agreements and securities lending, in which the financial instrument serves as collateral. As of December 31, 2023 and 2022, the detail is as follows:

	2023	2022
	MCh$	MCh$
Transaction with domestic banks
Resale agreements with other banks	—	—
Resale agreements with the Central Bank of Chile	—	—
Rights from securities lending	—	—

Transaction with foreign banks
Resale agreements with other banks	—	—
Resale agreements with foreign Central Banks	—	—
Rights from securities lending	—	—

Transaction with other domestic entities
Resale agreements	71,822	54,061
Rights from securities lending	—	—

Transaction with other foreign entities
Resale agreements	—	—
Rights from securities lending	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost - Rights from resale agreements and securities lending
Financial assets with no significant increase in credit risk since initial recognition (phase 1)	—	—
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)	—	—
Financial assets with credit impairment (phase 3)	—	—
Total	71,822	54,061

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of December 31, 2023, the fair value of the instruments received amounts to Ch$73,874 million (Ch$53,173 million in December 2022).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(b)	Debt financial instruments:

At the end of each year, the balances presented under this item are as follows:

	2023	2022
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	507,261	—
Bonds and promissory notes from the General Treasury of the Republic	923,880	902,355
Other fiscal debt financial instruments	—	—

Other Finacial Instruments issued in Chile
Debt financial instruments from other domestic banks	—	—
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—

Financial Instruments issued Abroad
Debt financial instruments from foreign Central Banks	—	—
Debt financial instruments from foreign governments and fiscal entities	—	—
Debt financial instruments from other foreing banks	—	—
Bonds and trade effects from foreign companies	—	—
Other debt financial instruments issued abroad	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments
Financial assets with no significant increase in credit risk since initial recognition (phase 1)	(58)	—
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)	—	—
Financial assets with credit impairment (phase 3)	—	—
Total	1,431,083	902,355

Under Instruments of the Government and the Central Bank of Chile, instruments are classified pledged as collateral as part of the FCIC program are included for an approximate amount of Ch$1,362,095 million as of December 31, 2023 (Ch$560,434 million as of December 31, 2022).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(c)	Loans and advances to Banks: At the end of each year, the balances presented under this item are as follows:

	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio		Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio		Net
	Individual	Individual	Individual		Individual	Individual	Individual		Financial
As of December 31, 2023	Evaluation	Evaluation	Evaluation	Total	Evaluation	Evaluation	Evaluation	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	—	—	—	—	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—	—	—	—
Other debts with domestic banks	—	—	—	—	—	—	—	—	—
Foreign Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	205,362	—	—	205,362	(449)	—	—	(449)	204,913
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	213,636	—	—	213,636	(302)	—	—	(302)	213,334
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Domestic Bank and Foreign	418,998	—	—	418,998	(751)	—	—	(751)	418,247
Central Bank of Chile
Current account deposits for derivative transactions with a counterparty	—	—	—	—	—	—	—	—	—
Other deposits not available	2,100,933	—	—	2,100,933	—	—	—	—	2,100,933
Other receivables	—	—	—	—	—	—	—	—	—
Foreign Central Banks		—	—			—	—
Current account deposits for derivatives transactions	—	—	—	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	2,100,933	—	—	2,100,933	—	—	—	—	2,100,933
Total	2,519,931	—	—	2,519,931	(751)	—	—	(751)	2,519,180

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(c)	Loans and advances to Banks, continued:

	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio		Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio		Net
	Individual	Individual	Individual		Individual	Individual	Individual		Financial
As of December 31, 2022	Evaluation	Evaluation	Evaluation	Total	Evaluation	Evaluation	Evaluation	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	—	—	—	—	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Foreign Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	186,660	—	—	186,660	(408)	—	—	(408)	186,252
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	186,553	—	—	186,553	(269)	—	—	(269)	186,284
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	479	—	—	479	—	—	—	—	479
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Domestic Bank and Foreign	373,692	—	—	373,692	(677)	—	—	(677)	373,015
Central Bank of Chile
Current account deposits for derivative transactions with a counterparty	—	—	—	—	—	—	—	—	—
Other deposits not available	1,801,100	—	—	1,801,100	—	—	—	—	1,801,100
Other receivables	—	—	—	—	—	—	—	—	—
Foreign Central Banks
Current account deposits for derivatives transactions	—	—	—	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	1,801,100	—	—	1,801,100	—	—	—	—	1,801,100
Total	2,174,792	—	—	2,174,792	(677)	—	—	(677)	2,174,115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(d)	Loans to Customers: At the end of each year, the balances presented under this item are as follows:

	Assets before allowances						Allowances established
Loans to Customers	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		Sub	Deductible Warranties Fogape		Net Financial
As of December 31, 2023	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,855,599	3,910,753	185,244	197,361	321,133	15,470,090	(92,816)	(26,083)	(6,842)	(54,446)	(74,174)	(254,361)	(8,604)	(262,965)	15,207,125
Chilean exports foreign trade loans	1,122,027	3,629	5,672	6,522	158	1,138,008	(21,669)	(110)	(26)	(3,981)	(90)	(25,876)	—	(25,876)	1,112,132
Accrediting foreign trade loans negotiated in terms of Chilean imports	94	—	—	—	—	94	(8)	—	—	—	—	(8)	—	(8)	86
Chilean imports foreign trade loans	529,967	41,565	6,584	2,102	2,545	582,763	(17,271)	(1,127)	(915)	(1,515)	(1,284)	(22,112)	—	(22,112)	560,651
Foreign trade credits to third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	85,209	90,883	4,829	3,739	1,855	186,515	(2,684)	(2,175)	(758)	(1,439)	(874)	(7,930)	—	(7,930)	178,585
Credit card debtors	21,353	71,726	1,056	1,033	8,537	103,705	(880)	(2,207)	(151)	(608)	(4,660)	(8,506)	—	(8,506)	95,199
Factoring transactions	558,316	39,021	5,258	453	183	603,231	(10,001)	(811)	(497)	(349)	(66)	(11,724)	—	(11,724)	591,507
Commercial lease transactions (1)	1,462,558	277,280	32,017	35,525	13,686	1,821,066	(3,103)	(1,878)	(102)	(4,813)	(3,334)	(13,230)	(527)	(13,757)	1,807,309
Student loans	—	52,521	—	—	4,114	56,635	—	(2,189)	—	—	(2,905)	(5,094)	—	(5,094)	51,541
Other loans and accounts receivable	7,417	10,895	195	9,204	1,296	29,007	(253)	(10)	(26)	(7,494)	(450)	(8,233)	—	(8,233)	20,774
Subtotal	14,642,540	4,498,273	240,855	255,939	353,507	19,991,114	(148,685)	(36,590)	(9,317)	(74,645)	(87,837)	(357,074)	(9,131)	(366,205)	19,624,909
Residential mortgage loans
Letters of credit	—	2,339	—	—	151	2,490	—	(2)	—	—	(8)	(10)	—	(10)	2,480
Endorsable mortgage loans	—	10,983	—	—	329	11,312	—	(8)	—	—	(31)	(39)	—	(39)	11,273
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other residential lending	—	11,871,797	—	—	250,593	12,122,390	—	(15,919)	—	—	(17,005)	(32,924)	—	(32,924)	12,089,466
Residential lease transactions (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	158,981	—	—	7,981	166,962	—	(259)	—	—	(774)	(1,033)	—	(1,033)	165,929
Subtotal	—	12,044,100	—	—	259,054	12,303,154	—	(16,188)	—	—	(17,818)	(34,006)	—	(34,006)	12,269,148
Consumer loans
Consumer loans in installments	—	2,943,848	—	—	237,359	3,181,207	—	(150,741)	—	—	(130,531)	(281,272)	—	(281,272)	2,899,935
Current account debtors	—	268,525	—	—	2,449	270,974	—	(12,256)	—	—	(1,179)	(13,435)	—	(13,435)	257,539
Credit card debtors	—	1,817,403	—	—	34,974	1,852,377	—	(51,867)	—	—	(20,751)	(72,618)	—	(72,618)	1,779,759
Consumer lease transactions (1)	—	380	—	—		380	—	(5)	—	—	—	(5)	—	(5)	375
Other loans and accounts receivable	—	15	—	—	1,483	1,498	—	(4)	—	—	(1,423)	(1,427)	—	(1,427)	71
Subtotal	—	5,030,171	—	—	276,265	5,306,436	—	(214,873)	—	—	(153,884)	(368,757)	—	(368,757)	4,937,679
Total	14,642,540	21,572,544	240,855	255,939	888,826	37,600,704	(148,685)	(267,651)	(9,317)	(74,645)	(259,539)	(759,837)	(9,131)	(768,968)	36,831,736

(1)	In this item, the Bank finances its clients the acquisition of movable and immovable property through financial lease agreements. As of December 31, 2023 Ch$921,451 million correspond to finance leases on immovable property and Ch$899,995 million correspond to finance leases on movable property.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(d)	Loans to Customers, continued:

	Assets before allowances						Allowances established
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Deductible Warranties		Net
Loans to Customers As of December 31, 2022	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Sub Total	Fogape Covid-19	Total	Financial Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,267,836	3,946,954	227,161	162,190	267,428	15,871,569	(97,717)	(29,691)	(18,459)	(59,989)	(82,000)	(287,856)	(31,986)	(319,842)	15,551,727
Chilean exports foreign trade loans	941,478	3,857	4,565	5,980	533	956,413	(19,033)	(114)	(256)	(2,779)	(255)	(22,437)	—	(22,437)	933,976
Accrediting foreign trade loans negotiated in terms of Chilean imports	2,715	—	—	—	—	2,715	(121)	—	—	—	—	(121)	—	(121)	2,594
Chilean imports foreign trade loans	638,964	43,915	9,726	3,967	1,843	698,415	(19,478)	(1,193)	(709)	(2,564)	(868)	(24,812)	—	(24,812)	673,603
Foreign trade credits to third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	78,854	87,728	5,260	2,673	1,144	175,659	(2,093)	(2,083)	(679)	(669)	(544)	(6,068)	—	(6,068)	169,591
Credit card debtors	18,235	61,911	875	649	5,153	86,823	(726)	(1,852)	(136)	(373)	(2,795)	(5,882)	—	(5,882)	80,941
Factoring transactions	589,682	34,074	4,255	454	53	628,518	(10,523)	(828)	(333)	(351)	(19)	(12,054)	—	(12,054)	616,464
Commercial lease transactions (1)	1,415,018	290,772	35,050	31,392	9,162	1,781,394	(2,560)	(3,784)	(146)	(4,259)	(1,228)	(11,977)	(757)	(12,734)	1,768,660
Student loans	—	56,542	—	—	3,052	59,594	—	(2,451)	—	—	(2,105)	(4,556)	—	(4,556)	55,038
Other loans and accounts receivable	6,551	9,088	324	7,357	1,290	24,610	(216)	(25)	(79)	(4,951)	(423)	(5,694)	—	(5,694)	18,916
Subtotal	14,959,333	4,534,841	287,216	214,662	289,658	20,285,710	(152,467)	(42,021)	(20,797)	(75,935)	(90,237)	(381,457)	(32,743)	(414,200)	19,871,510
Residential mortgage loans
Letters of credit	—	3,717	—	—	175	3,892	—	(4)	—	—	(9)	(13)	—	(13)	3,879
Endorsable mortgage loans	—	14,251	—	—	349	14,600	—	(16)	—	—	(28)	(44)	—	(44)	14,556
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other residential lending	—	11,044,318	—	—	189,029	11,233,347	—	(14,495)	—	—	(13,112)	(27,607)	—	(27,607)	11,205,740
Residential lease transactions (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	158,133	—	—	6,182	164,315	—	(639)	—	—	(1,000)	(1,639)	—	(1,639)	162,676
Subtotal	—	11,220,419	—	—	195,735	11,416,154	—	(15,154)	—	—	(14,149)	(29,303)	—	(29,303)	11,386,851
Consumer loans
Consumer loans in installments	—	2,925,947	—	—	188,507	3,114,454	—	(147,154)	—	—	(114,176)	(261,330)	—	(261,330)	2,853,124
Current account debtors	—	250,308	—	—	3,101	253,409	—	(9,661)	—	—	(1,522)	(11,183)	—	(11,183)	242,226
Credit card debtors	—	1,593,759	—	—	29,776	1,623,535	—	(43,204)	—	—	(18,184)	(61,388)	—	(61,388)	1,562,147
Consumer lease transactions (1)	—	503	—	—	—	503	—	(6)	—	—	—	(6)	—	(6)	497
Other loans and accounts receivable	—	47	—	—	992	1,039	—	(18)	—	—	(964)	(982)	—	(982)	57
Subtotal	—	4,770,564	—	—	222,376	4,992,940	—	(200,043)	—	—	(134,846)	(334,889)	—	(334,889)	4,658,051
Total	14,959,333	20,525,824	287,216	214,662	707,769	36,694,804	(152,467)	(257,218)	(20,797)	(75,935)	(239,232)	(745,649)	(32,743)	(778,392)	35,916,412

(1)	In this item, the Bank finances its clients the acquisition of movable and immovable property through financial lease agreements. As of December 31, 2022 Ch$910,141 million correspond to finance leases on immovable property and Ch$871,756 million correspond to finance leases on movable property.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(e)	Contingent loan: At the close of each reporting year, the contingent credit risk exposure is as follows;

	Outstanding exposure before provisions						Provisions established
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Net exposure for credit of risk contingent
As of December 31, 2023	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Warranty by endorsement and sureties	350,420	586	525	—	—	351,531	(4,511)	(9)	(73)	—	—	(4,593)	346,938
Letters of credit for goods circulation operations	350,122	482	—	—	—	350,604	(863)	(2)	—	—	—	(865)	349,739
Commitments to purchase local currency debt abroad	—	—	—	—	—	—	—	—	—	—	—	—	—
Contingent event transactions	2,524,034	52,140	45,876	17,885	362	2,640,297	(29,397)	(525)	(3,887)	(5,545)	(110)	(39,464)	2,600,833
Undrawn credit lines with immediate termination	1,446,599	8,623,438	5,224	976	8,221	10,084,458	(2,736)	(4,431)	(57)	(557)	(4,009)	(11,790)	10,072,668
Undrawn credit lines	—	—	—	—	—	—	—	—	—	—	—	—	—
Credits for Higher Education Law No. 20,027 (CAE)	—	—	—	—	—	—	—	—	—	—	—	—	—
Other irrevocable loan commitments	120,545	—	—	—	—	120,545	(4,515)	—	—	—	—	(4,515)	116,030
Other contingent loans	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	4,791,720	8,676,646	51,625	18,861	8,583	13,547,435	(42,022)	(4,967)	(4,017)	(6,102)	(4,119)	(61,227)	13,486,208

	Outstanding exposure before provisions						Provisions established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Net exposure for credit risk of
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			contingent
As of December 31, 2022	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Warranty by endorsement and sureties	340,789	575	7,362	48	—	348,774	(2,939)	(8)	(2,970)	(19)	—	(5,936)	342,838
Letters of credit for goods circulation operations	423,810	385	—	—	—	424,195	(875)	(2)	—	—	—	(877)	423,318
Commitments to purchase local currency debt abroad	—	—	—	—	—	—	—	—	—	—	—	—	—
Contingent event transactions	2,541,711	52,124	86,748	16,872	153	2,697,608	(25,758)	(533)	(7,888)	(3,528)	(73)	(37,780)	2,659,828
Undrawn credit lines with immediate termination	1,251,041	8,078,996	4,948	789	12,089	9,347,863	(2,061)	(4,115)	(67)	(471)	(5,986)	(12,700)	9,335,163
Undrawn credit lines	—	—	—	—	—	—	—	—	—	—	—	—	—
Credits for Higher Education Law No. 20,027 (CAE)	—	—	—	—	—	—	—	—	—	—	—	—	—
Other irrevocable loan commitments	72,355	—	—	—	—	72,355	(84)	—	—	—	—	(84)	72,271
Other contingent loans	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	4,629,706	8,132,080	99,058	17,709	12,242	12,890,795	(31,717)	(4,658)	(10,925)	(4,018)	(6,059)	(57,377)	12,833,418

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions:

Summary of changes in due from banks provisions constituted by credit risk portfolio in the year:

Changes in provisions constituted by portfolio in the year
Individual Evaluation
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Balance as of January 1, 2023	677	—	—	677
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	(194)	—	—	(194)
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-Complying individual	—	—	—	—
Transfer from Substandard to Non-Complying individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-Complying individual to Substandard	—	—	—	—
Transfer from Non-Complying individual to Normal individual	—	—	—	—
New assets originated	1,741	—	—	1,741
New credits for conversion of contingent to loan	—	—	—	—
New assets purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(1,486)	—	—	(1,486)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange differences	13	—	—	13
Other changes in allowances	—	—	—	—
Balance as of December 31, 2023	751	—	—	751

Changes in provisions constituted by portfolio in the year
Individual Evaluation
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Balance as of January 1, 2022	519	—	—	519
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	(51)	—	—	(51)
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-Complying individual	—	—	—	—
Transfer from Substandard to Non-Complying individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-Complying individual to Substandard	—	—	—	—
Transfer from Non-Complying individual to Normal individual	—	—	—	—
New assets originated	1,793	—	—	1,793
New credits for conversion of contingent to loan	—	—	—	—
New assets purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(1,550)	—	—	(1,550)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange differences	(34)	—	—	(34)
Other changes in allowances	—	—	—	—
Balance as of December 31, 2022	677	—	—	677

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in commercial loan provisions constituted by credit risk portfolio in the year;

	Changes in provisions constituted by portfolio in the year
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties
	Evaluation		Evaluation	Evaluation			FOGAPE
	Individual	Grupal	Individual	Individual	Grupal	Sub total	Covid-19	Total
Commercial loans	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2023	152,467	42,021	20,797	75,935	90,237	381,457	32,743	414,200
Provisions established/ released:
Change in measurement without portfolio reclassification during the year	(32,144)	(540)	(1,511)	19,717	31,937	17,459	—	17,459
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(2,845)	—	4,966	—	—	2,121	—	2,121
Transfer from Normal individual to Non-Complying individual	(80)	—	—	1,191	—	1,111	—	1,111
Transfer from Substandard to Non-Complying individual	—	—	(4,560)	16,310	—	11,750	—	11,750
Transfer from Substandard to Normal individual	903	—	(12,685)	—	—	(11,782)	—	(11,782)
Transfer from Non-Complying individual to Substandard	—	—	166	(557)	—	(391)	—	(391)
Transfer from Non-Complying individual to Normal individual	—	—	—	(17)	—	(17)	—	(17)
Transfer from Normal group to Non-Complying group	—	(16,099)	—	—	41,808	25,709	—	25,709
Transfer from Non-Complying group to Normal group	—	676	—	—	(10,938)	(10,262)	—	(10,262)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying)	—	—	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	847	(839)	84	66	(143)	15	—	15
New assets originated	200,453	21,387	6,361	8,712	14,659	251,572	—	251,572
New credits for conversion of contingent to loan	13,510	8,387	967	1,292	839	24,995	—	24,995
New assets purchased	—	—	—	—	—	—	—	—
Sales or transfers of credits	—	—	—	(342)	—	(342)	—	(342)
Payment of credit	(186,161)	(18,537)	(5,352)	(29,647)	(45,435)	(285,132)	—	(285,132)
Provisions for write-offs	—	—	—	(18,451)	(35,184)	(53,635)	—	(53,635)
Recovery of written-off loans	—	89	—	—	—	89	—	89
Changes to models and assumptions	—	—	—	—	—	—	—	—
Foreign exchange differences	1,735	45	84	436	57	2,357	—	2,357
Other changes in allowances	—	—	—	—	—	—	(23,612)	(23,612)
Balance as of December 31, 2023	148,685	36,590	9,317	74,645	87,837	357,074	9,131	366,205

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

	Changes in provisions constituted by portfolio in the year
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties
	Evaluation		Evaluation	Evaluation			FOGAPE
	Individual	Group	Individual	Individual	Group	Sub total	Covid-19	Total
Commercial loans	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh $	MCh$

Balance as of January 1, 2022	148,704	52,512	6,121	73,677	87,340	368,354	48,534	416,888
Provisions established/ released:
Change in measurement without portfolio reclassification during the year	(25,395)	(2,777)	(4,103)	23,725	15,801	7,251	—	7,251
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(4,203)	—	21,075	—	—	16,872	—	16,872
Transfer from Normal individual to Non-Complying individual	(1,015)	—	—	9,568	—	8,553	—	8,553
Transfer from Substandard to Non-Complying individual	—	—	(2,833)	14,814	—	11,981	—	11,981
Transfer from Substandard to Normal individual	944	—	(894)	—	—	50	—	50
Transfer from Non-Complying individual to Substandard	—	—	35	(246)	—	(211)	—	(211)
Transfer from Non-Complying individual to Normal individual	1	—	—	—	—	1	—	1
Transfer from Normal group to Non-Complying group	—	(15,304)	—	—	35,153	19,849	—	19,849
Transfer from Non-Complying group to Normal group	—	1,539	—	—	(10,220)	(8,681)	—	(8,681)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying)	—	—	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	2,829	(2,275)	415	168	(226)	911	—	911
New assets originated	201,650	26,590	8,222	22,174	13,377	272,013	—	272,013
New credits for conversion of contingent to loan	502	359	133	31	32	1,057	—	1,057
New assets purchased	—	—	—	—	—	—	—	—
Sales or transfers of credits	—	—	—	(1,630)	—	(1,630)	—	(1,630)
Payment of credit	(171,428)	(18,835)	(7,238)	(48,902)	(24,910)	(271,313)	—	(271,313)
Provisions for write-offs	—	(5)	—	(18,010)	(26,006)	(44,021)	—	(44,021)
Recovery of written-off loans	—	224	—	—	—	224	—	224
Changes to models and assumptions	—	—	—	—	—	—	—	—
Foreign exchange differences	(122)	(7)	(136)	566	(104)	197	—	197
Other changes in allowances	—	—	—	—	—	—	(15,791)	(15,791)
Balance as of December 31, 2022	152,467	42,021	20,797	75,935	90,237	381,457	32,743	414,200

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in residential mortgage loan provisions constituted by credit risk portfolio in the year;

	Changes in provisions constituted by portfolio in the year
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
Residential mortgage loans	MCh$	MCh$	MCh$
Balance as of January 1, 2023	15,154	14,149	29,303
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	4,191	884	5,075
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(4,050)	8,494	4,444
Transfer from Non-Complying group to Normal group	315	(1,901)	(1,586)
New assets originated	1,947	90	2,037
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(1,369)	(2,889)	(4,258)
Provisions for write-offs	—	(1,009)	(1,009)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	—	—	—
Other changes in allowances	—	—	—
Balance as of December 31, 2023	16,188	17,818	34,006

	Changes in provisions constituted by portfolio in the year
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
Residential mortgage loans	MCh$	MCh$	MCh$
Balance as of January 1, 2022	9,512	21,219	30,731
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	6,228	1,559	7,787
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(2,537)	6,435	3,898
Transfer from Non-Complying group to Normal group	1,773	(10,431)	(8,658)
New assets originated	1,334	280	1,614
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(1,156)	(3,241)	(4,397)
Provisions for write-offs	—	(1,672)	(1,672)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	—	—	—
Other changes in allowances	—	—	—
Balance as of December 31, 2022	15,154	14,149	29,303

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in consumer loan provisions constituted by credit risk portfolio in the year;

	Changes in provisions constituted by portfolio in the year
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
Consumer loans	MCh$	MCh$	MCh$
Balance as of January 1, 2023	200,043	134,846	334,889
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	16,274	187,408	203,682
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(136,022)	178,062	42,040
Transfer from Non-Complying group to Normal group	10,646	(33,033)	(22,387)
New assets originated	126,858	92,820	219,678
New credits for conversion of contingent to loan	81,701	3,970	85,671
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(86,983)	(209,362)	(296,345)
Provisions for write-offs	—	(200,849)	(200,849)
Recovery of written-off loans	2,345	—	2,345
Changes to models and assumptions	—	—	—
Foreign exchange differences	11	22	33
Other changes in allowances	—	—	—
Balance as of December 31, 2023	214,873	153,884	368,757

	Changes in provisions constituted by portfolio in the year
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
Consumer loans	MCh$	MCh$	MCh$
Balance as of January 1, 2022	142,634	127,996	270,630
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	83,308	109,783	193,091
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(84,107)	116,954	32,847
Transfer from Non-Complying group to Normal group	7,923	(36,693)	(28,770)
New assets originated	99,205	45,329	144,534
New credits for conversion of contingent to loan	3,699	528	4,227
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(58,447)	(121,642)	(180,089)
Provisions for write-offs	(7)	(107,605)	(107,612)
Recovery of written-off loans	6,048	—	6,048
Changes to models and assumptions	—	—	—
Foreign exchange differences	(213)	196	(17)
Other changes in allowances	—	—	—
Balance as of December 31, 2022	200,043	134,846	334,889

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in contingent credit risk provisions constituted by credit risk portfolio in the year;

	Changes in provisions constituted by portfolio in the year
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation
	Individual	Group	Individual	Individual	Group	Total
Contingent loan exposure	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2023	31,717	4,658	10,925	4,018	6,059	57,377
Provisions established/ released:
Change in measurement without portfolio reclassification during the year	(933)	(287)	(37)	(26)	(617)	(1,900)
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(371)	—	783	—	—	412
Transfer from Normal individual to Non-Complying individual	(7)	—	—	313	—	306
Transfer from Substandard to Non-Complying individual	—	—	(391)	1,842	—	1,451
Transfer from Substandard to Normal individual	1,131	—	(3,493)	—	—	(2,362)
Transfer from Non-Complying individual to Substandard	—	—	2	(65)	—	(63)
Transfer from Non-Complying individual to Normal individual	—	—	—	(45)	—	(45)
Transfer from Normal group to Non-Complying group	—	(111)	—	—	2,164	2,053
Transfer from Non-Complying group to Normal group	—	4	—	—	(2,811)	(2,807)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying )	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	52	(43)	1	5	(11)	4
New contingent loan granted	30,168	1,567	11,696	1,463	587	45,481
Contingent credits for conversion	(235)	(349)	(60)	(222)	(316)	(1,182)
Changes to models and assumptions	—	—	—	—	—	—
Foreign exchange differences	223	1	(172)	—	73	125
Other changes in provisions	(19,723)	(473)	(15,237)	(1,181)	(1,009)	(37,623)
Balance as of December 31, 2023	42,022	4,967	4,017	6,102	4,119	61,227

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

	Changes in provisions constituted by portfolio in the year
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation
	Individual	Group	Individual	Individual	Group	Total
Contingent loan exposure	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2022	34,785	4,371	4,297	1,280	9,253	53,986
Provisions established/ released:
Change in measurement without portfolio reclassification during the year	1,555	6,226	(784)	(11)	(2)	6,984
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(2,226)	—	7,201	—	—	4,975
Transfer from Normal individual to Non-Complying individual	(97)	—	—	1,419	—	1,322
Transfer from Substandard to Non-Complying individual	—	—	(497)	5,920	—	5,423
Transfer from Substandard to Normal individual	45	—	(59)	—	—	(14)
Transfer from Non-Complying individual to Substandard	—	—	1	(17)	—	(16)
Transfer from Non-Complying individual to Normal individual	1	—	—	(37)	—	(36)
Transfer from Normal group to Non-Complying group	—	(136)	—	—	1,790	1,654
Transfer from Non-Complying group to Normal group	—	79	—	—	(5,697)	(5,618)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying )	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	130	(91)	81	2	(6)	116
New contingent loan granted	33,913	2,275	8,770	158	1,460	46,576
Contingent credits for conversion	(386)	(1,172)	(57)	(11)	(12)	(1,638)
Changes to models and assumptions	—	—	—	—	—	—
Foreign exchange differences	(274)	4	(11)	(2)	33	(250)
Other changes in provisions	(35,729)	(6,898)	(8,017)	(4,683)	(760)	(56,087)
Balance as of December 31, 2022	31,717	4,658	10,925	4,018	6,059	57,377

In addition to these provisions for credit risk, country risk provisions are maintained to cover foreign operations and additional provisions agreed by the Board of Directors, which are presented in liabilities under the item Special provisions for credit risk (See Note No. 26).

Other disclosures:

As of December 31, 2023, under the Commercial Loans item, operations are maintained that guarantee obligations maintained with the Central Bank of Chile as part of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials) program for an approximate amount of Ch$2,573,423 million (Ch$3,297,016 million in December 2022).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

g)	Industry sector:

At the closing of each reporting year, the composition of economic activity for loans, contingent loans exposure and provisions constituted are as follows:

	Credit and Contingent loans Exposure						Allowances Established
	Domestic loans		Foreign loans		Total	Total	Domestic loans		Foreign loans		Total	Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advances to Banks	2,100,933	1,801,100	418,998	373,692	2,519,931	2,174,792	—	—	(751)	(677)	(751)	(677)

Commercial loans
Agriculture and livestock	787,718	797,020	—	—	787,718	797,020	(12,486)	(15,876)	—	—	(12,486)	(15,876)
Fruit	645,470	663,000	—	—	645,470	663,000	(10,933)	(13,980)	—	—	(10,933)	(13,980)
Forestry	101,243	102,427	—	—	101,243	102,427	(2,788)	(2,515)	—	—	(2,788)	(2,515)
Fishing	26,296	30,492	—	—	26,296	30,492	(2,543)	(2,966)	—	—	(2,543)	(2,966)
Mining	417,025	314,851	—	—	417,025	314,851	(4,227)	(2,124)	—	—	(4,227)	(2,124)
Oil and natural gas	416	1,011	—	—	416	1,011	(10)	(19)	—	—	(10)	(19)
Product manufacturing industries;
Foods, beverages and tobacco	512,732	594,583	—	—	512,732	594,583	(13,658)	(16,315)	—	—	(13,658)	(16,315)
Textiles, leather goods and footwear	33,011	33,130	—	—	33,011	33,130	(865)	(839)	—	—	(865)	(839)
Woods and furnitures	78,287	105,502	—	—	78,287	105,502	(2,065)	(2,532)	—	—	(2,065)	(2,532)
Cellulose, Paper and printing	16,715	20,849	—	—	16,715	20,849	(721)	(962)	—	—	(721)	(962)
Chemicals and petroleum products	298,712	365,185	—	—	298,712	365,185	(6,516)	(6,568)	—	—	(6,516)	(6,568)
Metal, non-metal, machine or others	551,244	574,024	—	—	551,244	574,024	(12,082)	(11,097)	—	—	(12,082)	(11,097)
Electricity, gas and water	438,098	463,529	1,326	—	439,424	463,529	(3,908)	(4,880)	(57)	—	(3,965)	(4,880)
Residential construction	262,452	270,049	—	—	262,452	270,049	(9,369)	(11,518)	—	—	(9,369)	(11,518)
Non-residential construction (office, civil engineering)	407,175	355,453	—	—	407,175	355,453	(11,125)	(9,938)	—	—	(11,125)	(9,938)
Wholesale	1,794,264	2,034,520	—	—	1,794,264	2,034,520	(49,374)	(58,705)	—	—	(49,374)	(58,705)
Retail, restaurants and hotels	1,011,484	1,039,471	—	6,752	1,011,484	1,046,223	(38,314)	(47,644)	—	(547)	(38,314)	(48,191)
Transport and storage	1,101,603	1,208,622	—	—	1,101,603	1,208,622	(20,777)	(22,654)	—	—	(20,777)	(22,654)
Communications	102,052	232,694	—	—	102,052	232,694	(2,395)	(3,439)	—	—	(2,395)	(3,439)
Financial services	3,219,723	2,990,382	—	—	3,219,723	2,990,382	(28,040)	(30,132)	—	—	(28,040)	(30,132)
Business services	1,969,605	1,998,911	—	19,425	1,969,605	2,018,336	(51,697)	(58,868)	—	(830)	(51,697)	(59,698)
Real estate services	3,359,135	3,338,119	19,931	3,367	3,379,066	3,341,486	(20,378)	(26,399)	(1,066)	(144)	(21,444)	(26,543)
Student loans	56,636	59,594	—	—	56,636	59,594	(5,093)	(4,555)	—	—	(5,093)	(4,555)
Government administration, defence and police force	21,434	26,136	—	—	21,434	26,136	(288)	(453)	—	—	(288)	(453)
Social services and other community services	899,492	832,236	—	—	899,492	832,236	(14,483)	(16,608)	—	—	(14,483)	(16,608)
Personal services	1,857,835	1,804,376	—	—	1,857,835	1,804,376	(40,947)	(41,093)	—	—	(40,947)	(41,093)
Subtotal	19,969,857	20,256,166	21,257	29,544	19,991,114	20,285,710	(365,082)	(412,679)	(1,123)	(1,521)	(366,205)	(414,200)

Residential mortgage loans	12,303,154	11,416,154	—	—	12,303,154	11,416,154	(34,006)	(29,303)	—	—	(34,006)	(29,303)

Consumer loans	5,306,436	4,992,940	—	—	5,306,436	4,992,940	(368,757)	(334,889)	—	—	(368,757)	(334,889)

Contingent loan exposure	13,547,435	12,890,795	—	—	13,547,435	12,890,795	(61,227)	(57,377)	—	—	(61,227)	(57,377)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(h)	Residential mortgage loans and its provisions established by insolvent tranche of the loan on the value of the mortgage guarantee (PVG) and days of default respectively:

As of December 31, 2023

	Residential mortgage loans (MCh$)						Allowances established of Residential mortgage loans (MCh$)
Loan Tranche / Guarantee	Days in default at the end of the year						Days in default at the end of the year
Value (%)	0	1 to 29	30 to 59	60 to 89	> = 90	Total	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG <=40%	1,681,930	24,754	10,259	5,119	12,398	1,734,460	(1,265)	(341)	(289)	(179)	(688)	(2,762)
40% < PVG <= 80%	9,095,085	198,906	85,417	38,587	106,142	9,524,137	(10,392)	(3,541)	(2,619)	(1,491)	(6,235)	(24,278)
80% < PVG <= 90%	504,787	12,757	5,103	3,610	8,395	534,652	(1,662)	(477)	(430)	(379)	(1,423)	(4,371)
PVG > 90%	501,652	2,272	1,231	454	4,296	509,905	(1,490)	(82)	(67)	(20)	(936)	(2,595)
Total	11,783,454	238,689	102,010	47,770	131,231	12,303,154	(14,809)	(4,441)	(3,405)	(2,069)	(9,282)	(34,006)

As of December 31, 2022

	Residential mortgage loans (MCh$)						Allowances established of Residential mortgage loans (MCh$)
Loan Tranche / Guarantee	Days in default at the end of the year						Days in default at the end of the year
Value (%)	0	1 to 29	30 to 59	60 to 89	> = 90	Total	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG <=40%	1,502,626	17,899	7,901	3,159	9,253	1,540,838	(1,187)	(246)	(224)	(119)	(506)	(2,282)
40% < PVG <= 80%	8,562,729	143,340	54,539	24,873	71,357	8,856,838	(9,857)	(2,689)	(1,815)	(1,028)	(4,271)	(19,660)
80% < PVG <= 90%	634,977	10,144	5,605	2,493	4,185	657,404	(2,291)	(429)	(423)	(302)	(788)	(4,233)
PVG > 90%	354,689	1,711	545	152	3,977	361,074	(2,053)	(108)	(35)	(30)	(902)	(3,128)
Total	11,055,021	173,094	68,590	30,677	88,772	11,416,154	(15,388)	(3,472)	(2,497)	(1,479)	(6,467)	(29,303)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(i)	Loans and advances to Banks and Commercial loans and their allowances established by classification category:

Below is the concentration of loans and advances to banks and commercial loans and their provisions constituted by classification category:

	Individual																				Group				Provisions of
	Normal Portfolio							Substandard Portfolio					Non-Complying Portfolio												deductible
As of December 31, 2023	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Portfolio Normal	Portfolio Non-Complying	Total	Total	warranties Fogape Covid 19
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Interbank loans for liquidity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interbank commercial loans	—	—	205,362	—	—	—	205,362	—	—	—	—	—	—	—	—	—	—	—	—	205,362	—	—	—	205,362	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	18,158	179,044	11,553	4,372	—	509	213,636	—	—	—	—	—	—	—	—	—	—	—	—	213,636	—	—	—	213,636	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account deposits in foreign banks for derivative operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other debts with banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	18,158	179,044	216,915	4,372	—	509	418,998	—	—	—	—	—	—	—	—	—	—	—	—	418,998	—	—	—	418,998	—
Allowances established	7	147	474	77	—	46	751	—	—	—	—	—	—	—	—	—	—	—	—	751	—	—	—	751	—
% Allowances established	0.04%	0.08%	0.22%	1.76%	—	9.04%	0.18%	—	—	—	—	—	—	—	—	—	—	—	—	0.18%	—	—	—	0.18%	—

Commercial loans
Commercial loans	—	1,216,977	1,912,516	2,298,992	3,333,215	2,093,899	10,855,599	122,172	33,525	23,759	5,788	185,244	64,783	47,719	20,668	21,351	15,543	27,297	197,361	11,238,204	3,910,753	321,133	4,231,886	15,470,090	8,604
Chilean exports foreign trade loans	—	147,251	361,058	200,803	250,515	162,400	1,122,027	2,429	2,709	534	—	5,672	204	—	276	2,898	324	2,820	6,522	1,134,221	3,629	158	3,787	1,138,008	—
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	—	94	94	—	—	—	—	—	—	—	—	—	—	—	—	94	—	—	—	94	—
Chilean imports foreign trade loans	—	9,724	75,779	170,551	126,062	147,851	529,967	6,437	147	—	—	6,584	346	—	—	15	260	1,481	2,102	538,653	41,565	2,545	44,110	582,763
Foreign trade credits to third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	—	5,022	8,922	30,953	18,244	22,068	85,209	1,744	2,804	188	93	4,829	329	1,780	71	129	409	1,021	3,739	93,777	90,883	1,855	92,738	186,515	—
Credit card debtors	—	390	1,667	3,183	8,116	7,997	21,353	657	355	20	24	1,056	135	72	61	104	213	448	1,033	23,442	71,726	8,537	80,263	103,705	—
Factoring transactions	2,824	82,284	140,881	88,002	146,089	98,236	558,316	5,258	—	—	—	5,258	59	9	—			385	453	564,027	39,021	183	39,204	603,231	—
Commercial lease transactions	—	57,799	50,596	348,083	512,701	493,379	1,462,558	21,050	6,150	4,462	355	32,017	3,227	27,316	1,221	3,140	412	209	35,525	1,530,100	277,280	13,686	290,966	1,821,066	527
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	52,521	4,114	56,635	56,635	—
Other loans and accounts receivable	—	375	1,752	1,085	2,068	2,137	7,417	137	55	3	—	195	217	78	93	336	1,233	7,247	9,204	16,816	10,895	1,296	12,191	29,007	—
Subtotal	2,824	1,519,822	2,553,171	3,141,652	4,397,010	3,028,061	14,642,540	159,884	45,745	28,966	6,260	240,855	69,300	76,974	22,390	27,973	18,394	40,908	255,939	15,139,334	4,498,273	353,507	4,851,780	19,991,114	—
Allowances established	1	941	4,094	29,970	42,675	71,004	148,685	3,436	1,515	3,883	483	9,317	1,386	7,697	5,597	11,190	11,957	36,818	74,645	232,647	36,590	87,837	124,427	357,074	9,131
% Allowances established	0.04%	0.06%	0.16%	0.95%	0.97%	2.34%	1.02%	2.15%	3.31%	13.41%	7.72%	3.87%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	29.17%	1.54%	0.81%	24.85%	2.56%	1.79%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(i)	Loans and advances to Banks and Commercial loans and their allowances established by classification category, continued:

	Individual																				Group				Provisions of deductible
	Normal Portfolio							Substandard Portfolio					Non-Complying Portfolio												warranties
As of December 31, 2022	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Portfolio Normal	Portfolio Non-Complying	Total	Total	Fogape Covid 19
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Interbank loans for liquidity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interbank commercial loans	—	—	186,660	—	—	—	186,660	—	—	—	—	—	—	—	—	—	—	—	—	186,660	—	—	—	186,660	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	78	149,694	32,530	4,251	—	—	186,553	—	—	—	—	—	—	—	—	—	—	—	—	186,553	—	—	—	186,553	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	479	—	—	—	—	479	—	—	—	—	—	—	—	—	—	—	—	—	479	—	—	—	479	—
Current account deposits in foreign banks for derivative operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other debts with banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	78	150,173	219,190	4,251	—	—	373,692	—	—	—	—	—	—	—	—	—	—	—	—	373,692	—	—	—	373,692	—
Allowances established	—	124	479	74	—	—	677	—	—	—	—	—	—	—	—	—	—	—	—	677	—	—	—	677	—
% Allowances established	—	0.08%	0.22%	1.74%	—	—	0.18%	—	—	—	—	—	—	—	—	—	—	—	—	0.18%	—	—	—	0.18%	—

Commercial loans
Commercial loans	—	1,326,655	2,066,763	2,372,591	3,522,434	1,979,393	11,267,836	125,517	43,693	46,476	11,475	227,161	40,585	21,608	24,175	28,604	11,857	35,361	162,190	11,657,187	3,946,954	267,428	4,214,382	15,871,569	31,986
Chilean exports foreign trade loans	—	297,323	142,624	123,281	224,505	153,745	941,478	3,915	—	650	—	4,565	448	9	2,263	1,286	351	1,623	5,980	952,023	3,857	533	4,390	956,413	—
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	2,621	94	2,715	—	—	—	—	—	—	—	—	—	—	—	—	2,715	—	—	—	2,715	—
Chilean imports foreign trade loans	—	95,894	88,440	159,031	150,348	145,251	638,964	9,602	124	—	—	9,726	621	435		128	188	2,595	3,967	652,657	43,915	1,843	45,758	698,415	—
Foreign trade credits to third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	—	89	17,733	29,339	13,264	18,429	78,854	2,396	2,439	269	156	5,260	316	1,595	114	163	105	380	2,673	86,787	87,728	1,144	88,872	175,659	—
Credit card debtors	26	314	1,677	2,778	6,456	6,984	18,235	509	288	24	54	875	101	15	59	69	148	257	649	19,759	61,911	5,153	67,064	86,823	—
Factoring transactions	9,352	129,798	117,954	124,105	88,514	119,959	589,682	4,249	6	—	—	4,255	—	7	—	11	185	251	454	594,391	34,074	53	34,127	628,518	—
Commercial lease transactions	—	60,749	49,668	362,068	442,247	500,286	1,415,018	19,754	5,305	9,602	389	35,050	1,249	25,830	1,485	2,298	468	62	31,392	1,481,460	290,772	9,162	299,934	1,781,394	757
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	56,542	3,052	59,594	59,594	—
Other loans and accounts receivable	—	377	1,265	1,161	2,053	1,695	6,551	73	149	6	96	324	179	80	84	2,475	629	3,910	7,357	14,232	9,088	1,290	10,378	24,610	—
Subtotal	9,378	1,911,199	2,486,124	3,174,354	4,452,442	2,925,836	14,959,333	166,015	52,004	57,027	12,170	287,216	43,499	49,579	28,180	35,034	13,931	44,439	214,662	15,461,211	4,534,841	289,658	4,824,499	20,285,710	—
Allowances established	3	1,391	4,031	28,379	44,647	74,016	152,467	3,758	4,222	10,828	1,989	20,797	870	4,958	7,045	14,014	9,055	39,993	75,935	249,199	42,021	90,237	132,258	381,457	32,743
% Allowances established	0.03%	0.07%	0.16%	0.89%	1.00%	2.53%	1.02%	2.26%	8.12%	18.99%	16.34%	7.24%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	35.37%	1.61%	0.93%	31.15%	2.74%	1.88%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(j)	Loans and their provisions for loan losses by tranches of days past-due:

The concentration of credit risk by days past due is as follows;

	Financial assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties		Net
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation		Sub	FOGAPE		Financial
As of December 31, 2023	Individual	Group	Individual	Individual	Group	Sub Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
0 days	331,230	—	—	—	—	331,230	(687)	—	—	—	—	(687)	—	(687)
1 to 29 days	87,768	—	—	—	—	87,768	(64)	—	—	—	—	(64)	—	(64)
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	418,998	—	—	—	—	418,998	(751)	—	—	—	—	(751)	—	(751)	418,247

Commercial loans
0 days	14,476,238	4,327,340	197,115	90,648	94,559	19,185,900	(146,690)	(28,206)	(8,043)	(20,577)	(19,228)	(222,744)	(8,700)	(231,444)
1 to 29 days	153,429	117,335	26,506	9,799	28,281	335,350	(1,805)	(3,913)	(894)	(1,502)	(5,176)	(13,290)	(175)	(13,465)
30 to 59 days	12,857	42,252	13,106	18,285	28,894	115,394	(189)	(3,012)	(339)	(3,236)	(5,519)	(12,295)	(89)	(12,384)
60 to 89 days	16	11,346	4,128	8,628	21,846	45,964	(1)	(1,459)	(41)	(978)	(4,313)	(6,792)	(14)	(6,806)
> = 90 days	—	—	—	128,579	179,927	308,506	—	—	—	(48,352)	(53,601)	(101,953)	(153)	(102,106)
Subtotal	14,642,540	4,498,273	240,855	255,939	353,507	19,991,114	(148,685)	(36,590)	(9,317)	(74,645)	(87,837)	(357,074)	(9,131)	(366,205)	19,624,909

Residential mortgage loans
0 days	—	11,732,316	—	—	51,138	11,783,454	—	(11,327)	—	—	(3,482)	(14,809)	—	(14,809)
1 to 29 days	—	208,412	—	—	30,277	238,689	—	(2,526)	—	—	(1,915)	(4,441)	—	(4,441)
30 to 59 days	—	74,184	—	—	27,826	102,010	—	(1,504)	—	—	(1,901)	(3,405)	—	(3,405)
60 to 89 days	—	29,188	—	—	18,582	47,770	—	(831)	—	—	(1,238)	(2,069)	—	(2,069)
> = 90 days	—	—	—	—	131,231	131,231	—	—	—	—	(9,282)	(9,282)	—	(9,282)
Subtotal	—	12,044,100	—	—	259,054	12,303,154	—	(16,188)	—	—	(17,818)	(34,006)	—	(34,006)	12,269,148

Consumer loans
0 days	—	4,767,941	—	—	91,079	4,859,020	—	(157,194)	—	—	(46,179)	(203,373)	—	(203,373)
1 to 29 days	—	178,082	—	—	28,154	206,236	—	(30,683)	—	—	(15,171)	(45,854)	—	(45,854)
30 to 59 days	—	61,487	—	—	32,197	93,684	—	(17,854)	—	—	(19,548)	(37,402)	—	(37,402)
60 a 89 days	—	22,661	—	—	27,971	50,632	—	(9,142)	—	—	(15,796)	(24,938)	—	(24,938)
> = 90 days	—	—	—	—	96,864	96,864	—	—	—	—	(57,190)	(57,190)	—	(57,190)
Subtotal	—	5,030,171	—	—	276,265	5,306,436	—	(214,873)	—	—	(153,884)	(368,757)	—	(368,757)	4,937,679

Total Loans	15,061,538	21,572,544	240,855	255,939	888,826	38,019,702	(149,436)	(267,651)	(9,317)	(74,645)	(259,539)	(760,588)	(9,131)	(769,719)	37,249,983

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(j)	Loans and their provisions for loan losses by number of days past-due, continued:

	Financial assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties		Net
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation		Sub	FOGAPE		Financial
As of December 31, 2022	Individual	Group	Individual	Individual	Group	Sub Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
0 days	271,125	—	—	—	—	271,125	(549)	—	—	—	—	(549)	—	(549)
1 to 29 days	102,567	—	—	—	—	102,567	(128)	—	—	—	—	(128)	—	(128)
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	373,692	—	—	—	—	373,692	(677)	—	—	—	—	(677)	—	(677)	373,015

Commercial loans
0 days	14,830,653	4,390,886	244,263	90,196	77,668	19,633,666	(150,565)	(34,657)	(18,649)	(24,619)	(20,625)	(249,115)	(31,595)	(280,710)
1 to 29 days	120,380	99,476	22,410	29,696	24,008	295,970	(1,672)	(3,878)	(1,345)	(6,236)	(5,980)	(19,111)	(545)	(19,656)
30 to 59 days	7,560	34,552	17,302	14,375	22,225	96,014	(174)	(2,312)	(741)	(5,171)	(5,636)	(14,034)	(193)	(14,227)
60 to 89 days	740	9,927	3,241	7,907	14,886	36,701	(56)	(1,174)	(62)	(3,676)	(4,049)	(9,017)	(81)	(9,098)
> = 90 days	—	—	—	72,488	150,871	223,359	—	—	—	(36,233)	(53,947)	(90,180)	(329)	(90,509)
Subtotal	14,959,333	4,534,841	287,216	214,662	289,658	20,285,710	(152,467)	(42,021)	(20,797)	(75,935)	(90,237)	(381,457)	(32,743)	(414,200)	19,871,510

Residential mortgage loans
0 days	—	11,002,441	—	—	52,580	11,055,021	—	(11,364)	—	—	(4,024)	(15,388)	—	(15,388)
1 to 29 days	—	149,652	—	—	23,442	173,094	—	(1,908)	—	—	(1,564)	(3,472)	—	(3,472)
30 to 59 days	—	50,866	—	—	17,724	68,590	—	(1,349)	—	—	(1,148)	(2,497)	—	(2,497)
60 to 89 days	—	17,460	—	—	13,217	30,677	—	(533)	—	—	(946)	(1,479)	—	(1,479)
> = 90 days	—	—	—	—	88,772	88,772	—	—	—	—	(6,467)	(6,467)	—	(6,467)
Subtotal	—	11,220,419	—	—	195,735	11,416,154	—	(15,154)	—	—	(14,149)	(29,303)	—	(29,303)	11,386,851

Consumer loans
0 days	—	4,535,528	—	—	74,062	4,609,590	—	(151,281)	—	—	(45,533)	(196,814)	—	(196,814)
1 to 29 days	—	162,285	—	—	20,345	182,630	—	(25,429)	—	—	(12,424)	(37,853)	—	(37,853)
30 to 59 days	—	52,836	—	—	24,344	77,180	—	(15,414)	—	—	(15,709)	(31,123)	—	(31,123)
60 a 89 days	—	19,915	—	—	21,236	41,151	—	(7,919)	—	—	(12,437)	(20,356)	—	(20,356)
> = 90 days	—	—	—	—	82,389	82,389	—	—	—	—	(48,743)	(48,743)	—	(48,743)
Subtotal	—	4,770,564	—	—	222,376	4,992,940	—	(200,043)	—	—	(134,846)	(334,889)	—	(334,889)	4,658,051

Total Loans	15,333,025	20,525,824	287,216	214,662	707,769	37,068,496	(153,144)	(257,218)	(20,797)	(75,935)	(239,232)	(746,326)	(32,743)	(779,069)	36,289,427

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(k)	Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	610,657	583,321	(88,444)	(76,614)	522,213	506,707
From 1 to 2 years	453,713	433,397	(63,079)	(55,714)	390,634	377,683
From 2 to 3 years	301,560	294,728	(38,839)	(35,133)	262,721	259,595
From 3 to 4 years	199,376	191,083	(25,018)	(22,481)	174,358	168,602
From 4 to 5 years	133,011	134,590	(17,248)	(15,614)	115,763	118,976
After 5 years	383,050	378,280	(36,064)	(33,166)	346,986	345,114
Total	2,081,367	2,015,399	(268,692)	(238,722)	1,812,675	1,776,677

(*)	The net balance receivable does not include past-due portfolio totaling Ch$8,771 million as of December 31, 2023 (Ch$5,220 million in December 2022).

The Bank maintains financial lease operations associated with movable assets, vehicles, industrial machinery, transportation equipment and real estate. These leases contracts have an average term between 2 and 15 years.

(l)	Purchase of loan portfolio:

During the year ended as of December 31, 2023 and the year 2022 no portfolio purchases were made.

(m)	Sale or transfer of loans from the loan portfolio:

During the year 2023 and 2022, the following sale were made:

	2023
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MM$	MM$	MM$	MM$

Sale of current loans	17,007	(342)	17,007	342
Sale of written – off loans	—	—	—	—
Total	17,007	(342)	17,007	342

	2022
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MM$	MM$	MM$	MM$

Sale of current loans	7,908	(1,630)	7,908	1,630
Sale of written – off loans	—	—	—	—
Total	7,908	(1,630)	7,908	1,630

(n)	Securitization of own assets:

During the year 2023 and 2022, there is no securitization transactions executed involving its own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Investments in other companies:

(a)	In the item “Investments in other companies” include investments of Ch$76,994 million as of December 31, 2023 (Ch$62,211 million as of December 31, 2022), as follows:

		% Ownership Interest		Assets
Company	Shareholder	2023	2022	2023	2022
		%	%	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	36,084	29,015
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	4,862	5,172
Redbanc S.A.	Banco de Chile	38.13	38.13	4,783	4,400
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	4,285	4,366
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	2,394	2,066
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	1,803	1,662
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	1,199	1,145
Subtotal Associates				55,410	47,826

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	7,832	6,831
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,840	1,520
Subtotal Joint Ventures				9,672	8,351
Subtotal				65,082	56,177

Minority Investments
Holding Bursátil Regional S.A.(*) (***)	Banchile Corredores de Bolsa			10,243	—
Banco Latinoamericano de Comercio Exterior S.A. (Bladex) (***)	Banco de Chile			1,286	309
Bolsa Electrónica de Chile, Bolsa de Valores (***)	Banchile Corredores de Bolsa			350	350
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile			25	25
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa			8	8
Bolsa de Comercio de Santiago, Bolsa de Valores (*) (**)	Banchile Corredores de Bolsa			—	5,342
Subtotal Minority Investments				11,912	6,034
Total				76,994	62,211

(*)	On November 14, 2023, the merger with Sociedad de Infraestructuras de Mercado S.A. (“SIM”) was materialized, being Holding Bursátil Regional S.A. the successor of all its rights and obligations. Additionally, on the same date, a capital increase of the company was carried out, through the contribution of 3,000,000 shares issued by the Santiago Stock Exchange, Stock Market.

(**)	On March 1, 2023, the division of the Bolsa de Comercio de Santiago (Santiago Stock Exchange) was materialized, remaining as the continuing entity and establishing from it the Sociedad de Infraestructuras de Mercado S.A. (“SIM”).

(***)	Investments in shares have been irrevocably designated as at fair value through other comprehensive income and, therefore, are recorded at market value in accordance with IFRS 9

(b)	The change of investments in companies registered under the equity method in the years of 2023 and 2022, are as follows:

	2023	2022
	MCh$	MCh$

Balance as of January 1,	56,177	46,923
Acquisition of investments in companies	—	—
Participation on income in companies with significant influence and joint control	13,409	13,031
Dividends received	(4,675)	(3,622)
Others	171	(155)
Total	65,082	56,177

(c)	During the year ended as of December 31, 2023 and 2022 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Investments in other companies, continued:

(d)	Summarized Financial Information of Associates and Joint Ventures

	Associates							Joint Ventures
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Artikos S.A.	Servipag S.A.
	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
December 2023
Current assets	6,380	841	104	11,054	1,362,961	66,716	21,042	3,768	84,569
Non-current assets	10,983	8,377	8,834	16,275	164,518	867	12,760	1,724	18,137
Total Assets	17,363	9,218	8,938	27,329	1,527,479	67,583	33,802	5,492	102,706

Current liabilities	3,034	899	525	11,625	1,355,563	47,242	18,768	1,898	82,503
Non-current liabilities	247	496	—	3,236	36,641	—	766	406	4,539
Total Liabilities	3,281	1,395	525	14,861	1,392,204	47,242	19,534	2,304	87,042
Equity	14,082	7,823	8,413	12,468	135,275	20,341	14,259	3,188	15,664
Minority interest	—	—	—	—	—	—	9	—	—
Total Liabilities and Equity	17,363	9,218	8,938	27,329	1,527,479	67,583	33,802	5,492	102,706

Operating income	8,973	5,116	14	58,576	969,393	4,818	9,355	5,571	43,709
Operating expenses	(2,812)	(4,823)	(50)	(57,847)	(821,426)	(2,540)	(8,667)	(3,558)	(39,366)
Other expenses or income	589	345	1,754	127	(113,486)	2,287	743	137	1,503
Gain (loss) before tax	6,750	638	1,718	856	34,481	4,565	1,431	2,150	5,846
Income tax	(1,692)	(66)	—	(100)	(7,667)	(949)	(430)	(511)	(1,444)
Gain for the year	5,058	572	1,718	756	26,814	3,616	1,001	1,639	4,402

	Associates							Joint Ventures
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Artikos S.A.	Servipag S.A.
	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
December 2022
Current assets	8,954	6,646	81	14,459	1,359,640	59,946	31,105	2,540	76,085
Non-current assets	10,388	1,711	7,637	16,058	137,505	793	4,459	1,985	14,605
Total Assets	19,342	8,357	7,718	30,517	1,497,145	60,739	35,564	4,525	90,690

Current liabilities	3,986	1,004	463	17,595	1,385,956	40,113	20,672	1,326	73,923
Non-current liabilities	309	—	—	1,554	1,427	—	1,670	567	3,105
Total Liabilities	4,295	1,004	463	19,149	1,387,383	40,113	22,342	1,893	77,028
Equity	15,047	7,353	7,255	11,368	109,762	20,626	13,213	2,632	13,662
Minority interest	—	—	—	—	—	—	9	—	—
Total Liabilities and Equity	19,342	8,357	7,718	30,517	1,497,145	60,739	35,564	4,525	90,690

Operating income	7,516	4,550	17	51,851	969,177	4,468	8,882	5,559	40,403
Operating expenses	(2,612)	(4,279)	(49)	(50,155)	(835,126)	(2,296)	(8,412)	(3,905)	(36,347)
Other expenses or income	907	667	1,540	264	(103,854)	2,339	877	69	525
Gain (loss) before tax	5,811	938	1,508	1,960	30,197	4,511	1,347	1,723	4,581
Income tax	(1,109)	(8)	—	(249)	(3,952)	(490)	(473)	(362)	(849)
Gain for the year	4,702	930	1,508	1,711	26,245	4,021	874	1,361	3,732

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Intangible Assets:

(a)	The composition of intangible assets as of December 31, 2023 and 2022, are as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other independently originated intangible assets	6	6	5	5	322,148	263,268	(184,944)	(156,648)	137,204	106,620
Total					322,148	263,268	(184,944)	(156,648)	137,204	106,620

(b)	The change of intangible assets during the years ended as of December 31, 2023 and 2022, are as follows:

	2023	2022
	MCh$	MCh$
Gross Balance
Balance as of January 1,	263,268	209,432
Acquisition	59,955	56,891
Disposals/ write-downs	(1,050)	(2,751)
Reclassification	—	(182)
Impairment (*)	(25)	(122)
Total	322,148	263,268

Accumulated Amortization
Balance as of January 1,	(156,648)	(136,900)
Amortization for the year (**)	(29,346)	(21,502)
Disposals/ write-downs	1,050	1,572
Reclassification	—	182
Impairment (*)	—	—
Total	(184,944)	(156,648)

Balance Net	137,204	106,620

(*)	See Note No. 40 Impairment of non-financial assets.

(**)	See Note No. 39 Depreciation and Amortization.

(c)	As of December 31, 2023, the Bank maintains Ch$14,869 million (Ch$15,500 million as of December 31, 2022) of assets associated with technological developments.

(d)	As of December 31, 2023 and 2022, there are no restrictions on the intangible assets of the Bank. Furthermore, there are no intangible assets held as collateral for the fulfillment of obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Property and equipment:

(a)	The properties and equipment as of December 31, 2023 and 2022 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	25	25	18	18	322,766	316,968	(165,286)	(157,810)	157,480	159,158
Equipment	5	5	3	3	256,933	246,706	(221,083)	(203,136)	35,850	43,570
Others	7	7	4	4	61,118	58,890	(52,791)	(51,494)	8,327	7,396
Total					640,817	622,564	(439,160)	(412,440)	201,657	210,124

(b)	The changes in properties and equipment as of December 31, 2023 and 2022, are as follows:

	December 2023
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2023	316,968	246,706	58,890	622,564
Additions	10,277	11,136	3,338	24,751
Write-downs and sales of the year	(4,479)	(906)	(1,110)	(6,495)
Impairment (**) (***)	—	(3)	—	(3)
Total	322,766	256,933	61,118	640,817

Accumulated Depreciation
Balance as of January 1, 2023	(157,810)	(203,136)	(51,494)	(412,440)
Depreciation of the year (*)	(9,295)	(18,733)	(2,365)	(30,393)
Write-downs and sales of the year	1,819	786	1,068	3,673
Total	(165,286)	(221,083)	(52,791)	(439,160)

Balance as of December 31, 2023	157,480	35,850	8,327	201,657

	December 2022
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2022	311,279	243,757	56,582	611,618
Additions	6,041	9,823	2,842	18,706
Write-downs and sales of the year	(352)	(6,901)	(498)	(7,751)
Transfers	—	36	(36)	—
Impairment (**)	—	(9)	—	(9)
Total	316,968	246,706	58,890	622,564

Accumulated Depreciation
Balance as of January 1, 2022	(148,645)	(191,334)	(49,319)	(389,298)
Depreciation of the year (*)	(9,228)	(18,650)	(2,701)	(30,579)
Write-downs and sales of the year	63	6,884	490	7,437
Transfers	—	(36)	36	—
Total	(157,810)	(203,136)	(51,494)	(412,440)

Balance as of December 31, 2022	159,158	43,570	7,396	210,124

(*)	See Note No. 39 Depreciation and Amortization.

(**)	See Note No. 40 Impairment of non-financial assets.

(***)	Does not include provision for write-off of Property for Ch$1,751 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Property and equipment, continued:

(c)	As of December 31, 2023, the Bank records Ch$3,395 million (Ch$5,554 million as of December 31, 2022) in assets under construction.

(d)	As of December 31, 2023 and 2022, there are no restrictions on the properties and equipment of the Bank and its subsidiaries. Furthermore, there are no properties and equipment held as collateral for the fulfillment of obligations.

17.	Right-of-use assets and Lease liabilities:

(a)	The composition of the rights over leased assets as of December 31, 2023 and 2022, is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	145,849	144,482	(75,361)	(64,352)	70,488	80,130
Floor space for ATMs	33,060	43,492	(2,669)	(35,735)	30,391	7,757
Improvements to leased properties	30,426	28,595	(22,416)	(21,561)	8,010	7,034
Total	209,335	216,569	(100,446)	(121,648)	108,889	94,921

(b)	The changes of the rights over leased assets as of December 31, 2023 and 2022, is as follows:

	December 2023
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2023	144,482	43,492	28,595	216,569
Additions	16,790	31,033	1,993	49,816
Write-downs	(14,935)	(42,821)	(162)	(57,918)
Remeasurement	(488)	(392)	—	(880)
Other incremental	—	1,748	—	1,748
Total	145,849	33,060	30,426	209,335

Accumulated Depreciation
Balance as of January 1, 2023	(64,352)	(35,735)	(21,561)	(121,648)
Depreciation of the year (*)	(21,459)	(9,736)	(1,017)	(32,212)
Write-downs	10,450	42,802	162	53,414
Total	(75,361)	(2,669)	(22,416)	(100,446)

Balance as of December 31, 2023	70,488	30,391	8,010	108,889

(*)	See Note No. 39 Depreciation and Amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Right-of-use assets and Lease liabilities, continued:

	December 2022
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2022	124,978	42,051	26,066	193,095
Additions	23,930	2,819	2,529	29,278
Write-downs	(4,296)	(1,002)	—	(5,298)
Remeasurement	(130)	(376)	—	(506)
Total	144,482	43,492	28,595	216,569

Accumulated Depreciation
Balance as of January 1, 2022	(46,743)	(25,566)	(20,598)	(92,907)
Depreciation of the year (*)	(19,636)	(11,168)	(963)	(31,767)
Write-downs	2,027	999	—	3,026
Total	(64,352)	(35,735)	(21,561)	(121,648)

Balance as of December 31, 2022	80,130	7,757	7,034	94,921

(*)	See Note No. 39 Depreciation and Amortization.

(c)	Below are the future maturities (including unearned interest) of the lease liabilities as of December 31, 2023 and 2022:

	December 2023
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh	$MCh	$MCh	$MCh	$MCh	$MCh	$MCh	$MCh$

Buildings	—	1,737	3,429	12,412	25,178	18,205	15,945	76,906
ATMs	—	641	1,275	5,538	13,932	11,449	15	32,850
Total	—	2,378	4,704	17,950	39,110	29,654	15,960	109,756

	December 2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated to:
Buildings	—	1,869	3,672	15,954	30,707	19,172	21,533	92,907
ATMs	—	1,098	2,176	4,684	1,138	206	79	9,381
Total	—	2,967	5,848	20,638	31,845	19,378	21,612	102,288

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Right-of-use assets and Lease liabilities, continued:

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

(d)	The changes of the obligations for lease liabilities and the flows for the years 2023 and 2022 are as follows:

Total cash flow for the year
MCh$
Lease liability
Balances as of January 1, 2022	95,670
Liabilities for new lease agreements	16,559
Interest accrued expenses	1,865
Payments of capital and interests	(32,375)
Remeasurement	(506)
Derecognized contracts	(2,020)
Readjustments	10,176
Balances as of December 31, 2022	89,369
Liabilities for new lease agreements	43,931
Interest accrued expenses	1,980
Payments of capital and interests	(32,084)
Remeasurement	(880)
Derecognized contracts	(4,714)
Readjustments	3,878
Balances as of December 31, 2023	101,480

(e)	The future cash flows related to short-term lease agreements in effect as of December 31, 2023 correspond to Ch$4,799 million (Ch$3,483 million as of December 31, 2022).

(f)	As of December 31, 2023, the minimum future rental income to be received from operating leases amounts to Ch$15,723 million (Ch$14,578 million as of December 31, 2022).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each year, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of December 31, 2023 and 2022 according to the following detail:

	2023	2022
	MCh$	MCh$

Income tax	298,877	311,532
Less:
Monthly prepaid taxes	(429,554)	(492,990)
Credit for training expenses	(2,300)	(2,216)
Others	(7,409)	(2,795)
Total Tax Refundable (net)	(140,386)	(186,469)

Tax rate	27%	27%

	2023	2022
	MCh$	MCh$

Current tax assets	141,194	187,401
Current tax liabilities	(808)	(932)
Total tax receivable (payable), net	140,386	186,469

(b)	Income Tax:

The effect of the tax expense during the years between January 1 and December 31, 2023 and 2022, are broken down as follows:

	2023	2022
	MCh$	MCh$
Income tax expense:
Current year tax	268,318	369,711
Tax Previous year	620	2,931
Subtotal	268,938	372,642
(Credit) Debit for deferred taxes:
Origin and reversal of temporary differences	(3,682)	(104,454)
Subtotal	(3,682)	(104,454)
Others	8,631	7,569
Net charge to income for income taxes	273,887	275,757

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(c)	Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2023 and 2022:

	December 2023		December 2022
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	409,731	27.00	455,002
Additions or deductions	(3.59)	(54,476)	0.34	5,699
Price-level restatement	(5.39)	(81,809)	(11.60)	(195,421)
Others	0.03	441	0.62	10,477
Effective rate and income tax expense	18.05	273,887	16.36	275,757

The effective rate for income tax for the year 2023 is 18.05% (16.36% in December 2022).

(d)	Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Consolidated Financial Statements. Below are the debtor and creditor differences as of December 31, 2023:

		Effect on
	Balances as of December 31, 2022	Income	Equity	Balances as of December 31, 2023
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	376,743	(4,476)	—	372,267
Personnel provision	20,228	4,176	—	24,404
Provision of undrawn credit lines	3,429	(246)	—	3,183
Staff vacations provisions	11,139	886	—	12,025
Accrued interests adjustments from impaired loans	10,305	4,632	—	14,937
Staff severance indemnities provision	1,368	(136)	20	1,252
Provision of credit cards expenses	9,146	711	—	9,857
Provision of accrued expenses	11,829	(1,092)	—	10,737
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	3,670	—	(3,393)	277
Leasing	89,821	13,531	—	103,352
Incomes received in advance	9,012	(3,863)	—	5,149
Property and equipment valuation difference	403	2,473	—	2,876
Other adjustments	31,552	(543)	—	31,009
Total Debit Differences	578,645	16,053	(3,373)	591,325

Credit Differences:
Intangible (software and others)	11,340	7,745	—	19,085
Transitory assets	7,953	921	—	8,874
Loans accrued to effective rate	2,441	43	—	2,484
Prepaid expenses	2,688	8,197	—	10,885
Exchange rate difference	3,406	(1,770)	—	1,636
Activated bond placement expense	5,810	(553)	—	5,257
Other adjustments	5,498	(2,212)	—	3,286
Total Credit Differences	39,136	12,371	—	51,507
Total, Net	539,509	3,682	(3,373)	539,818

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(d)	Effect of deferred taxes on income and equity, continued:

Below are the debtor and creditor differences as of December 31, 2022:

		Effect on
	Balance as of December 31, 2021	Income	Equity	Balances as of December 31, 2022
	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	317,295	59,448	—	376,743
Personnel provision	14,304	5,924	—	20,228
Provision of undrawn credit lines	4,139	(710)	—	3,429
Staff vacations provisions	9,993	1,146	—	11,139
Accrued interest adjustments from impaired loans	5,073	5,232	—	10,305
Staff severance indemnities provision	345	988	35	1,368
Provisions of credit card expenses	9,774	(628)	—	9,146
Provisions of accrued expenses	12,315	(486)	—	11,829
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	2,927	—	743	3,670
Leasing	52,019	37,802	—	89,821
Incomes received in advance	12,368	(3,356)	—	9,012
Exchange rate difference	4,619	(4,619)	—	—
Property and equipment valuation difference	—	403	—	403
Other adjustments	31,151	401	—	31,552
Total Debit Differences	476,322	101,545	778	578,645

Credit differences:
Intangible (software and others)	10,272	1,068	—	11,340
Property and equipment valuation difference	6,174	(6,174)	—	—
Transitory assets	6,958	995	—	7,953
Loans accrued to effective rate	2,437	4	—	2,441
Prepaid expenses	5,668	(2,980)	—	2,688
Exchange rate difference	—	3,406	—	3,406
Activated bond placement expense	6,444	(634)	—	5,810
Other adjustments	4,092	1,406	—	5,498
Total Credit Differences	42,045	(2,909)	—	39,136
Total, Net	434,277	104,454	778	539,509

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(e)	For the purpose of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the CMF, dated August 18, 2009 the changes and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed below.

As the circular requires, the information corresponds only to the Bank’s credit operations and does not consider operations of subsidiary entities that are consolidated in these Consolidated Financial Statements.

			Tax value assets
(e.1) Loans and advance to banks and Loans to customers as of December 31, 2023	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	2,519,180	2,519,931	—	—	—
Commercial loans	17,217,023	17,828,756	41,329	107,464	148,793
Consumer loans	4,937,304	5,331,412	1,206	37,532	38,738
Residential mortgage loans	12,269,148	12,308,025	9,301	586	9,887
Total	36,942,655	37,988,124	51,836	145,582	197,418

			Tax value assets
(e.1) Loans and advance to banks and Loans to customers as of December 31, 2022	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	2,174,115	2,174,792	—	—	—
Commercial loans	17,560,202	18,338,161	28,688	75,561	104,249
Consumer loans	4,657,554	5,824,164	756	28,448	29,204
Residential mortgage loans	11,386,851	11,420,425	7,312	669	7,981
Total	35,778,722	37,757,542	36,756	104,678	141,434

(*)	In accordance with the mentioned Circular and instructions from the SII, the value of financial statement assets, are presented on an individual basis (only Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(e.2) Provisions on past-due loans	Balance as of January 1, 2023	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2023
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	75,561	(75,702)	137,857	(30,252)	107,464
Consumer loans	28,448	(317,350)	345,142	(18,708)	37,532
Residential mortgage loans	669	(2,088)	3,033	(1,028)	586
Total	104,678	(395,140)	486,032	(49,988)	145,582

(e.2) Provisions on past-due loans	Balance as of January 1, 2022	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2022
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	63,604	(46,736)	127,899	(69,206)	75,561
Consumer loans	10,157	(166,355)	194,340	(9,694)	28,448
Residential mortgage loans	363	(4,002)	16,949	(12,641)	669
Total	74,124	(217,093)	339,188	(91,541)	104,678

(e.3) Charge-offs and recoveries	2023	2022
	MCh$	MCh$

Charge-offs Art. 31 No. 4 second subparagraph	28,434	25,524
Write-offs resulting in provisions released	60	125
Recovery or renegotiation of written-off loans	2,139	62,911

(e.4) Application of Art. 31 No. 4 first & third subsections of the income tax law	2023	2022
	MCh$	MCh$
Charge-offs in accordance with first subsection	—	—
Write-offs in accordance with third subsection	60	125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

19.	Other Assets:

At the end of each year, the item is composed as follows:

	2023	2022
	MCh$	MCh$

Cash collateral provided for derivative financial transactions	324,899	314,301
Debtors from brokerage of financial instruments	254,360	128,286
Accounts receivable from the General Treasury of the Republic and other fiscal organizations	229,682	59,304
Assets to be leased out as lessor (*)	157,980	94,925
Accounts receivable from third parties	99,416	131,608
Prepaid expenses	67,804	39,744
Income from regular activities from contracts with customers	13,832	6,472
Investment properties	11,763	12,120
Pending transactions	3,330	3,058
Other provided cash collateral	3,323	5,299
Accumulated impairment in respect of other assets receivable	(618)	(882)
Other Assets	20,242	19,882
Total	1,186,013	814,117

(*)	Correspond to fixed assets to be delivered under the financial lease modality.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Non-current assets and disposal groups held for sale and Liabilities included in disposal groups for sale:

(a)	At the end of each year, the item is composed as follows:

	2023	2022
	MCh$	MCh$

Assets received in lieu of payment or awarded at judicial sale (*)
Assets awarded at judicial sale	20,012	10,006
Assets received in lieu of payment	1,384	143
Provision for assets received in lieu of payment or awarded	(60)	(25)

Non-current assets for sale
Investments in other companies	—	—
Assets for recovery of assets transferred in financial leasing operations	1,555	744

Disposal groups held for sale	—	—
Total	22,891	10,868

(*)	Assets received in lieu of payment refer to assets accepted as payment for past-due or written-off debts owed by customers. The assets acquired in this manner does not exceed 20% of the Bank’s effective equity.

(b)	The changes of the provision for assets received in lieu of payment during the years 2023 and 2022 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2022	79
Provisions used	(641)
Provisions established	587
Provisions released	—
Balance as of December 31, 2022	25
Provisions used	(1,032)
Provisions established	1,067
Provisions released	—
Balance as of December 31, 2023	60

(c)	The Bank does not present liabilities classified in the disposal group for sale during the years 2023 and 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Financial liabilities held for trading at fair value through profit or loss:

The item detail is as follows:

	2023	2022
	MCh$	MCh$

Financial derivative contracts	2,196,921	3,101,482
Other financial instruments	2,305	6,271
Total	2,199,226	3,107,753

a)	As of December 31, 2023 and 2022, the Bank maintains the following debt portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Liabilities
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	3,939,379	3,785,602	2,316,619	2,178,784	2,458,194	3,562,216	283,291	589,336	3,590	—	—	—	9,001,073	10,115,938	221,965	535,643
Interest rate swap	—	—	512,235	1,905,526	1,843,294	1,837,023	6,210,930	5,208,401	6,735,372	5,173,535	3,815,430	3,743,709	4,322,545	4,398,123	23,439,806	22,266,317	817,967	1,248,414
Interest rate swap and cross currency swap	—	—	101,948	307,672	404,210	584,427	1,201,167	1,327,828	3,331,601	3,271,782	1,712,666	1,872,025	2,845,087	2,844,395	9,596,679	10,208,129	1,152,057	1,311,871
Call currency options	—	—	3,887	17,387	13,859	18,726	10,051	26,020	—	—	—	—	—	—	27,797	62,133	1,061	1,665
Put currency options	—	—	4,181	20,572	51,284	27,620	124,029	27,610	19,566	—	—	—	—	—	199,060	75,802	3,871	3,889
Total	—	—	4,561,630	6,036,759	4,629,266	4,646,580	10,004,371	10,152,075	10,369,830	9,034,653	5,531,686	5,615,734	7,167,632	7,242,518	42,264,415	42,728,319	2,196,921	3,101,482

b)	Other instruments or financial liabilities:

	2023	2022
	MCh$	MCh$

Current accounts and other demand deposits	—	—
Savings accounts and other time deposits	—	—
Debt instruments issued	—	—
Others	2,305	6,271
Total	2,305	6,271

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost:

The item detail is as follows:

	2023	2022
	MCh$	MCh$

Current accounts and other demand deposits	13,321,660	13,383,232
Saving accounts and time deposits	15,365,562	14,157,141
Obligations by repurchase agreements and securities lending	157,173	216,264
Borrowings from financial institutions	5,360,715	5,397,676
Debt financial instruments issued	9,360,065	9,267,947
Other financial obligations	339,305	344,030
Total	43,904,480	42,766,290

(a)	Current accounts and other demand deposits:

At the end of each year, the composition of current accounts and other demand deposits is as follows:

	2023	2022
	MCh$	MCh$

Current accounts	11,025,685	11,172,137
Other demand obligations	1,224,829	1,166,708
Demand deposits accounts	625,923	657,057
Other demand deposits	445,223	387,330
Total	13,321,660	13,383,232

(b)	Saving accounts and time deposits:

At the end of each year, the composition of saving accounts and time deposits is as follows:

	2023	2022
	MCh$	MCh$

Time deposits	14,979,565	13,723,090
Term savings accounts	355,725	407,745
Other term balances payable	30,272	26,306
Total	15,365,562	14,157,141

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(c)	Obligations by repurchase agreements and securities lending:

The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of December 31, 2023 and 2022, the repurchase agreements are the following:

	2023	2022
	MCh$	MCh$
Transaction with domestic banks
Repurchase agreements with other banks	—	—
Repurchase agreements with the Central Banks of Chile	—	—
Obligations from securities lending	—	—

Transaction with foreign banks
Repurchase agreements with other banks	—	—
Repurchase agreements with foreign Central Banks	—	—
Obligations from securities lending	—	—

Transaction with other domestic entities
Repurchase agreements	157,173	216,264
Obligations from securities lending	—	—

Transaction with other foreign entities
Repurchase agreements	—	—
Obligations from securities lending	—	—

Total	157,173	216,264

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of December 31, 2023 amounts to Ch$157,089 million (Ch$215,781 million in December 2022). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(d)	Borrowings from Financial Institutions:

At the end of each year, borrowings from financial institutions are detailed as follows:

	2023	2022
	MCh$	MCh$

Domestic banks
Banco Santander	—	2,699
Subtotal domestic banks	—	2,699

Foreign banks
Foreign trade financing
Bank of New York Mellon	218,686	77,846
Bank of America	142,113	80,509
Standard Chartered Bank	119,794	81,828
Zurcher Kantonalbank	92,704	—
HSBC Bank	87,602	85,153
Citibank N.A. United State	51,297	69,810
Caixabank S.A.	48,918	—
Wells Fargo Bank	42,117	231,311
Commerzbank AG	40,766	348
Bank of Nova Scotia	—	142,787
Industrial and Commercial Bank of China	—	1,280
Others	92	—

Borrowings and other obligations
Wells Fargo Bank	132,523	149,944
Citibank N.A. United State	35,345	108,017
Commerzbank AG	117	110
Standard Chartered Bank	—	14,281
Deutsche Bank AG	—	3,179
Others	60	53
Subtotal foreign banks	1,012,134	1,046,456

Chilean Central Bank (*)	4,348,581	4,348,521

Total	5,360,715	5,397,676

(*)	Financing provided by the Chilean Central Bank to deliver liquidity to the economy and support the credit flow to households and companies, related to the Conditional Credit Facility to Increase Lending (FCIC by its Spanish initials).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued:

At the end of each year, the composition of debt financial instruments issued as follows:

	2023	2022
	MCh$	MCh$

Letters of credit
Letters of credit for housing	1,433	2,328
Letters of credit for general purposes	11	49

Bonds
Current Bonds	9,358,621	9,265,570
Mortgage bonds	—	—
Total	9,360,065	9,267,947

During the year ended December 31, 2023 Banco de Chile has placed bonds for Ch$1,224,480 million, which corresponds to Short-Term Current Bonds and Long-Term Bonds for amounts of Ch$286,354 and Ch$938,126 million respectively, according to the following details:

Short-term Current Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Wells Fargo Bank	USD	39,449	5.65	03/30/2023	08/01/2023
Wells Fargo Bank	USD	39,449	5.65	03/30/2023	07/28/2023
Wells Fargo Bank	USD	40,385	5.60	04/03/2023	10/02/2023
Wells Fargo Bank	USD	40,425	5.56	04/04/2023	09/01/2023
Wells Fargo Bank	USD	42,041	5.85	08/01/2023	02/01/2024
Wells Fargo Bank	USD	42,303	5.75	08/25/2023	11/27/2023
Wells Fargo Bank	USD	42,302	5.85	08/25/2023	01/22/2024
Total		286,354

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

Long-Term Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date

BCHIGI0322	UF	143,510	12	2.61	01/06/2023	09/01/2035
BCHIDG1116	CLP	9,179	4	6.55	03/16/2023	05/01/2027
BCHIDG1116	CLP	10,604	4	6.55	03/23/2023	05/01/2027
BCHIGG1121	UF	23,889	12	2.50	04/11/2023	05/01/2035
BCHICG0815	UF	18,716	9	2.65	04/28/2023	08/01/2032
BCHIGB0322	UF	16,521	11	2.78	05/18/2023	09/01/2034
BCHICH1215	UF	10,939	9	2.96	06/02/2023	12/01/2032
BCHIGB0322	UF	7,747	11	2.78	06/06/2023	09/01/2034
BCHIBU0815	UF	10,346	6	3.39	06/08/2023	08/01/2029
BCHIBU0815	UF	18,200	6	3.39	06/09/2023	08/01/2029
BCHICE1215	UF	27,024	8	2.94	06/09/2023	12/01/2031
BCHIFW1121	UF	142,385	10	2.89	06/12/2023	05/01/2033
BCHIBU0815	UF	23,372	6	3.26	06/15/2023	08/01/2029
BCHIGB0322	UF	7,217	11	2.78	06/16/2023	09/01/2034
BCHICI0815	UF	5,658	10	3.04	08/01/2023	02/01/2033
BCHICI0815	UF	18,388	10	3.35	08/18/2023	02/01/2033
BCHICH1215	UF	8,919	9	3.34	08/24/2023	12/01/2032
BCHIBO0815	UF	22,243	4	3.61	08/25/2023	02/01/2028
BCHIBO0815	UF	48,392	4	3.61	08/29/2023	02/01/2028
BCHICE1215	UF	9,349	8	3.27	08/29/2023	12/01/2031
BCHIFB1021	UF	6,996	6	4.16	11/03/2023	04/01/2029
BCHIFB1021	UF	14,667	6	4.16	11/07/2023	04/01/2029
BCHIEY1021	UF	29,979	5	4.26	11/08/2023	04/01/2028
BCHIFB1021	UF	3,335	6	4.16	11/09/2023	04/01/2029
BCHICI0815	UF	23,720	9	3.90	11/14/2023	02/01/2033
BCHICH1215	UF	6,964	9	3.90	11/14/2023	12/01/2032
BCHIFB1021	UF	22,046	6	4.16	11/15/2023	04/01/2029
BCHICE1215	UF	3,572	8	3.64	11/22/2023	12/01/2031
BCHICE1215	UF	10,748	8	3.60	11/23/2023	12/01/2031
BCHIGH1221	UF	133,306	12	3.67	12/01/2023	06/01/2035
BCHICH1215	UF	14,144	9	3.55	12/05/2023	12/01/2032
BCHICG0815	UF	9,137	9	3.31	12/18/2023	08/01/2032
BCHICH1215	UF	9,113	9	3.21	12/20/2023	12/01/2032
Subtotal UF		870,325

BONO MXN	MXN	31,968	4	TIE (28 days) + 0.85	06/01/2023	06/03/2027
BONO JPY	JPY	35,833	2	0.75	06/08/2023	06/16/2025
Subtotal other currencies		67,801
Total		938,126

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

During the year ended December 31, 2022 Banco de Chile has placed bonds for Ch$1,355,816 million, which corresponds to Short-Term Current Bonds and Long-Term Bonds for amounts of Ch$215,249 and Ch$1,140,567 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Wells Fargo Bank	USD	17,065	1.61	05/18/2022	08/16/2022
Wells Fargo Bank	USD	41,944	1.61	05/19/2022	08/17/2022
Citibank N.A.	USD	8,379	2.25	05/20/2022	11/21/2022
Citibank N.A.	USD	5,028	1.60	05/20/2022	08/22/2022
Wells Fargo Bank	USD	28,702	2.35	06/06/2022	12/06/2022
Citibank N.A.	USD	1,652	2.25	06/09/2022	12/09/2022
Wells Fargo Bank	USD	85,779	5.40	12/13/2022	06/12/2023
Wells Fargo Bank	USD	26,700	5.00	12/19/2022	03/16/2023
Total		215,249

Long-Term Current Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date

BCHIBS0815	UF	15,707	14	3.00	01/05/2022	01/05/2036
BCHIBS0815	UF	15,719	14	3.06	01/20/2022	01/20/2036
BCHICF0815	UF	65,738	17	2.65	03/01/2022	03/01/2039
BCHICP0815	UF	65,883	19	2.80	03/01/2022	03/01/2041
BCHIBS0815	UF	32,583	14	2.60	03/17/2022	03/17/2036
BCHICQ1015	UF	69,443	19	3.20	11/02/2022	11/02/2041
BCHICN0815	UF	69,802	19	3.20	11/02/2022	11/02/2041
BCHICO1215	UF	70,178	19	3.20	11/02/2022	11/02/2041
BCHICK0815	UF	73,568	18	3.20	11/14/2022	11/14/2040
BCHICM1215	UF	18,618	18	3.20	11/18/2022	11/18/2040
BCHIDV1116	UF	9,305	11	4.40	11/21/2022	11/21/2033
BCHIDV1116	UF	37,271	11	4.40	11/22/2022	11/22/2033
BCHIBU0815	UF	20,003	14	3.00	12/02/2022	12/02/2036
BCHIDU0716	UF	36,536	11	4.40	12/02/2022	12/02/2033
BCHICM1215	UF	9,453	18	3.20	12/05/2022	12/05/2040
BCHICM1215	UF	46,318	18	3.20	12/07/2022	12/07/2040
BCHICL1015	UF	74,421	18	3.20	12/07/2022	12/07/2040
BCHIGJ0522	UF	141,320	13	2.70	12/07/2022	12/07/2035
BCHICJ1215	UF	25,912	18	3.20	12/12/2022	12/12/2040
BCHICJ1215	UF	48,099	18	3.20	12/13/2022	12/13/2040
BCHIGK1221	UF	143,020	14	2.70	12/22/2022	12/22/2036
Subtotal UF		1,088,897

BONO PEN	PEN	51,670	20	8.65	03/09/2022	03/09/2042
Subtotal other currencies		51,670
Total		1,140,567

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

As of December 31, 2023 and 2022, the Bank has not presented defaults in the payment of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

(f)	Other Financial Obligations:

At the end of each year, the composition of other financial obligations as follows:

	2023	2022
	MCh$	MCh$

Other Chilean financial obligations	339,281	343,927
Other financial obligations with the Public sector	24	103
Total	339,305	344,030

23.	Financial instruments of regulatory capital issued:

a)	At the end of each year, this item is composed as follows:

	2023	2022
	MCh$	MCh$

Subordinated bonds
Subordinated bonds with transitory recognition	—	—
Subordinated bonds	1,039,814	1,010,905
Bonds with no fixed term of maturity	—	—
Preferred stock	—	—
Total	1,039,814	1,010,905

b)	Issuances of regulatory capital financial instruments in the year:

As of December 31, 2023 and 2022, no issues of regulatory capital financial instruments have been made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Financial instruments of regulatory capital issued, continued:

c)	Changes in regulatory capital financial instruments:

	Subordinated bonds	Bonds with no maturity	Preferred shares
	MCh$	MCh$	MCh$

Balance as of January 1, 2022	917,510	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	31,271	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(42,866)	—	—
Principal payments to the holder	(15,184)	—	—
Accrued UF indexation	120,174	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2022	1,010,905	—	—

Balance as of January 1, 2023	1,010,905	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	34,903	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(41,541)	—	—
Principal payments to the holder	(10,658)	—	—
Accrued UF indexation	46,205	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2023	1,039,814	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Financial instruments of regulatory capital issued, continued:

d)	Below is the detail of the subordinated bonds due as of December 31, 2023 and 2022:

December 2023
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$

C1	UF	300,000	7.5	12/06/1999	01/01/2030	5,211
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,478
C1	UF	530,000	7.1	12/06/1999	01/01/2030	9,284
C1	UF	300,000	7.1	12/06/1999	01/01/2030	5,258
C1	UF	50,000	6.5	12/06/1999	01/01/2030	889
C1	UF	450,000	6.6	12/06/1999	01/01/2030	8,000
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	16,207
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	35,658
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	53,488
F	UF	759,000	4.5	11/28/2008	11/01/2033	28,118
F	UF	241,000	4.5	11/28/2008	11/01/2033	8,928
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	155,976
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	37,766
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,652
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	155,816
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	89,943
G	UF	600,000	4.0	11/29/2011	11/01/2036	21,703
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,809
G	UF	80,000	3.9	11/29/2011	11/01/2036	2,914
G	UF	450,000	3.9	11/29/2011	11/01/2036	16,406
G	UF	160,000	3.9	11/29/2011	11/01/2036	5,833
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	41,234
G	UF	300,000	2.7	11/29/2011	11/01/2036	12,371
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	56,249
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	75,690
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	81,211
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	59,989
I	UF	900,000	1.0	11/29/2011	11/01/2040	47,733
				Total subordinated bonds due		1,039,814

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Financial instruments of regulatory capital issued, continued:

December 2022
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$

C1	UF	300,000	7.5	12/06/1999	01/01/2030	5,553
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,707
C1	UF	530,000	7.1	12/06/1999	01/01/2030	9,906
C1	UF	300,000	7.1	12/06/1999	01/01/2030	5,610
C1	UF	50,000	6.5	12/06/1999	01/01/2030	951
C1	UF	450,000	6.6	12/06/1999	01/01/2030	8,555
D2	UF	1,600,000	4.3	06/20/2002	04/01/2023	2,820
D2	UF	400,000	4.3	06/20/2002	04/01/2023	705
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	21,279
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	33,930
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	50,895
F	UF	759,000	4.5	11/28/2008	11/01/2033	26,835
F	UF	241,000	4.5	11/28/2008	11/01/2033	8,521
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	149,084
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	36,098
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,535
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	149,314
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	86,214
G	UF	600,000	4.0	11/29/2011	11/01/2036	20,686
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,724
G	UF	80,000	3.9	11/29/2011	11/01/2036	2,778
G	UF	450,000	3.9	11/29/2011	11/01/2036	15,645
G	UF	160,000	3.9	11/29/2011	11/01/2036	5,563
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	39,616
G	UF	300,000	2.7	11/29/2011	11/01/2036	11,885
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	54,050
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	73,326
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	78,679
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	58,137
I	UF	900,000	1.0	11/29/2011	11/01/2040	46,304
				Total subordinated bonds due		1,010,905

24.	Provisions for contingencies:

(a)	At the end of each year, this item is composed as follows:

	2023	2022
	MCh$	MCh$

Provisions for employee benefit obligations	154,132	139,315
Provisions for obligations of customer loyalty and merit programs	36,242	33,609
Provisions for operational risk	1,514	2,838
Provisions of a bank branch abroad for profit remittances to its parent company	—	—
Provisions for reestructuring plans	—	—
Provisions for lawsuits and litigation	—	—
Other provisions for contingencies	264	264
Total	192,152	176,026

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(b)	The following table shows the changes in provisions during the years 2023 and 2022:

	Provisions for employee benefit obligations	Provisions of a bank branch abroad for profit remittances to its parent company	Provisions for reestructuring plans	Provisions for lawsuits and litigation	Provisions for obligations of customer loyalty and merit programs	Provisions for operational risk	Other provisions for contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2022	106,964	—	—	—	35,937	693	264	143,858
Provisions established	123,788	—	—	—	—	2,145	—	125,933
Provisions used	(91,437)	—	—	—	—	—	—	(91,437)
Provisions released	—	—	—	—	(2,328)	—	—	(2,328)
Balances as of December 31, 2022	139,315	—	—	—	33,609	2,838	264	176,026
Provisions established	124,183	—	—	—	2,633	746	—	127,562
Provisions used	(109,366)	—	—	—	—	(1,592)	—	(110,958)
Provisions released	—	—	—	—	—	(478)	—	(478)
Balances as of December 31, 2023	154,132	—	—	—	36,242	1,514	264	192,152

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(c)	Provisions for employee benefit obligations:

	2023	2022
	MCh$	MCh$

Provision of short-term employee benefits	144,455	128,580
Provision of benefits to employees for contract termination	9,677	10,735
Provisión of benefits to post-employment employees	—	—
Provision of long-term employee benefits	—	—
Provision of share-based employee benefits	—	—
Provisión for obligations for defined contribution post-employment plans	—	—
Provisión for obligations for post-employment defined benefit plans	—	—
Provision for other employee obligations	—	—
Total	154,132	139,315

(d)	Provision of short-term employee benefits:

(i)	Compliance bonuses provision:

	2023	2022
	MCh$	MCh$

Balances as of January 1	73,204	53,069
Net provisions established	58,135	66,818
Provisions used	(60,237)	(46,683)
Total	71,102	73,204

(ii)	Vacation provision:

	2023	2022
	MCh$	MCh$

Balances as of January 1	41,257	37,010
Net provisions established	10,250	12,107
Provisions used	(8,250)	(7,860)
Total	43,257	41,257

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(d)	Provision of short-term employee benefits, continued:

(iii)	Provision of other benefits to personnel:

	2023	2022
	MCh$	MCh$

Balances as of January 1	14,119	10,439
Net provisions established	54,366	38,916
Provisions used	(38,389)	(35,236)
Total	30,096	14,119

(e)	Provision of benefits to employees for contract termination:

(i)	Changes of the provision for employee benefits due to the termination of the employment contract:

	2023	2022
	MCh$	MCh$

Present value of the obligations at the beginning of the year	10,735	6,446
Increase in provision	1,357	5,817
Benefit paid	(2,490)	(1,658)
Effect of change in actuarial factors	75	130
Total	9,677	10,735

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(e)	Provision of benefits to employees for contract termination, continued:

(ii)	Net benefits expenses:

	2023	2022
	MCh$	MCh$

Increase in provisions	881	5,554
Interest cost of benefits obligations	476	263
Effect of change in actuarial factors	75	130
Net benefit expenses	1,432	5,947

(iii)	Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	December 31, 2023	December 31, 2022
	%	%

Discount rate	5.77	5.50
Salary increase rate	5.60	4.80
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the fourth quarter of 2023.

(f)	Employee benefits share-based provision:

As of December 31, 2023 and 2022, the Bank and its subsidiaries do not have a stock-based compensation plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued:

(a)	The item detail is as follows:

	2023	2022
	MCh$	MCh$

Provisions for dividends	611,949	520,158
Provisions for payment of interest on bonds with no fixed maturity date	—	—
Provision for revaluation of bonds without a fixed term of maturity	—	—
Total	611,949	520,158

(b)	The changes at the end of each year are as follows:

	Provisions for dividends	Provisions for payment of interest on bonds with no fixed maturity date	Provision for revaluation of bonds without a fixed term of maturity	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2022	323,897	—	—	323,897
Provisions established	520,158	—	—	520,158
Provisions used	(323,897)	—	—	(323,897)
Provisions released	—	—	—	—
Balances as of December 31, 2022	520,158	—	—	520,158
Provisions used	611,949	—	—	611,949
Provisions released	(520,158)	—	—	(520,158)
Provisions used	—	—	—	—
Balances as of December 31, 2023	611,949	—	—	611,949

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Special provisions for credit risk:

a)	At the end of each year, this item is composed as follows:

	2023	2022
	MCh$	MCh$

Additional loan provisions	700,252	700,252
Provisions for credit risk for contingent loans (*)	61,227	57,377
Provisions for country risk for transactions with debtors with residence abroad	7,668	8,137
Special provisions for loans abroad	—	—
Provisions for adjustments to the minimum provision required for normal portfolio with individual evaluation	—	—
Provisions constituted by credit risk as a result of additional prudential requirements	—	—
Total	769,147	765,766

(*)	The changes of provisions for credit risk for contingent loans is disclosed in Note No. 13 letter f).

b)	The changes of provisions for special credit risk is as follows:

	Additional loan provisions	Provisions for credit risk for contingent loans	Provisions for country risk for transactions with debtors with residence abroad	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2022	540,252	53,986	7,336	601,574
Provisions established	160,000	3,868	801	164,669
Provisions used	—	—	—	—
Provisions released	—	—	—	—
Foreign exchange differences	—	(477)	—	(477)
Balances as of December 31, 2022	700,252	57,377	8,137	765,766
Provisions established	—	3,725	—	3,725
Provisions used	—	—	—	—
Provisions released	—	—	(469)	(469)
Foreign exchange differences	—	125	—	125
Balances as of December 31, 2023	700,252	61,227	7,668	769,147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Other Liabilities:

At the end of each year, this item is composed as follows:

	2023	2022
	MCh$	MCh$

Obligations for mortgage loans granted to be remit to other banks and/or real estate companies	343,546	203,831
Accounts payable to third parties	342,312	384,619
Creditors for intermediation of financial instruments	252,038	131,106
Cash guarantees received for derivative financial transactions	172,634	201,846
Liability for income from usual activities from contracts with customers	43,877	59,258
Agreed dividends payable	12,075	8,005
Securities to be settled	10,347	27,198
VAT debit	9,286	4,744
Outstanding transactions	1,644	1,208
Other cash guarantees received	456	475
Other liabilities	30,523	32,738
Total	1,218,738	1,055,028

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity:

(a)	Capital:

(i)	Authorized, subscribed and paid shares:

As of December 31, 2023, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2022), with no par value, subscribed and fully paid.

	As of December 31, 2023
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco de Chile on behalf of State Street	5,912,541,950	5.853%
Banco Santander on behalf of foreign investors	5,218,796,247	5.166%
Banchile Corredores de Bolsa S.A.	5,093,108,613	5.042%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf of non-resident third parties	4,366,453,313	4.322%
Banco de Chile on behalf of Citibank New York	1,928,215,358	1.909%
Ever Chile SPA	1,888,369,814	1.869%
J P Morgan Chase Bank	1,540,646,308	1.525%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
Ever 1 BAE SPA	1,166,584,950	1.155%
Banco Santander Chile	1,036,254,726	1.026%
Larraín Vial S.A. Corredora de Bolsa	1,031,817,268	1.021%
A.F.P Habitat S.A. for A Fund	599,181,211	0.593%
BCI Corredores de Bolsa S.A.	560,782,315	0.555%
Valores Security S.A. Corredores de Bolsa	516,827,332	0.512%
Inversiones CDP SPA	487,744,912	0.483%
A.F.P Cuprum S.A. for A Fund	486,057,153	0.481%
Santander S.A. Corredores de Bolsa Limitada	477,871,060	0.473%
BTG Pactual Chile S.A. Corredores de Bolsa	456,328,957	0.452%
Subtotal	85,628,424,146	84.766%
Others shareholders	15,388,656,968	15.234%
Total	101,017,081,114	100.000%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(a)	Capital, continued:

(i)	Authorized, subscribed and paid shares, continued:

	As of December 31, 2022
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco Santander on behalf of foreign investors	5,152,721,486	5.101%
Banchile Corredores de Bolsa S.A.	5,136,168,146	5.084%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf of State Street	4,578,821,545	4.533%
Banco de Chile on behalf of non-resident third parties	4,469,302,412	4.424%
Banco de Chile on behalf of Citibank New York	2,114,554,951	2.093%
Ever Chile SPA	1,888,369,814	1.869%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	992,600,803	0.983%
J P Morgan Chase Bank	912,758,708	0.904%
Banco Santander Chile	727,463,267	0.720%
A.F.P Cuprum S.A. for A Fund	665,713,252	0.659%
A.F.P Habitat S.A. for A Fund	574,953,861	0.569%
BCI Corredores de Bolsa S.A.	520,057,341	0.515%
Valores Security S.A. Corredores de Bolsa	516,590,290	0.511%
Inversiones CDP SPA	487,744,912	0.483%
A.F.P Capital S.A. for A Fund	475,086,799	0.470%
Santander S.A. Corredores de Bolsa Limitada	462,028,745	0.457%
Subtotal	83,702,363,941	82.860%
Others shareholders	17,314,717,173	17.140%
Total	101,017,081,114	100.000%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(a)	Capital, continued:

(ii)	Shares:

The following table shows the changes in share from December 31, 2022 to December 31, 2023:

Total Ordinary
Shares

Total shares as of December 31, 2022	101,017,081,114

Total shares as of December 31, 2023	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 23, 2023 it was approved the distribution and payment of dividend No. 211 of Ch$8.58200773490 per share of the Banco de Chile, with charge to the net distributable income for the year 2022. The dividends paid in the in the year 2023 amounted to Ch$866,929 million.

At the Bank Ordinary Shareholders’ Meeting held on March 17, 2022 it was approved the distribution and payment of dividend No. 210 of Ch$5.34393608948 per share of the Banco de Chile, with charge to the net distributable income for the year 2021. The dividends paid in the in the year 2022 amounted to Ch$539,827 million.

(c)	Provision for minimum dividends:

The Board of Directors of Banco de Chile agreed for the purposes of minimum dividends, to establish a provision of 60% of the net income resulting from reducing or adding to the net income for the corresponding year, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. The amount to be reduced of the liquid income for the year ended as of December 31, 2023 amounted to Ch$223,720 million (Ch$542,504 million as of December 31, 2022).

As indicated, as of December 31, 2023, the amount of the net income determined in accordance with the preceding paragraph is equivalent to Ch$1,019,914 million (Ch$866,929 million as of December 31, 2022). Consequently, the Bank recorded a provision for minimum dividends under “Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued” as of December 31, for an amount of Ch$611,949 million (Ch$520,158 million in December 2022), which reflects as a counterpart an equity reduction for the same amount in the item “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a year between the weighted average number of shares outstanding during that year, excluding the average number of own shares held throughout the year.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

Accordingly, the basic and diluted earnings per share as of December 31, 2023 and 2022 were determined as follows:

	2023	2022
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million of Chilean pesos)	1,243,634	1,409,433
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	12.31	13.95

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million of Chilean pesos)	1,243,634	1,409,433
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	12.31	13.95

As of December 31, 2023 and 2022, the Bank does not have instruments that generate dilutive effects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(e)	Other comprehensive income:

Below is the composition and changes of accumulated other comprehensive income as of December 31, 2023 and 2022:

	Elements that will not be reclassified in profit or loss				Elements that can be reclassified in profit or loss
	New measurements of net defined benefit liability and actuarial results for other employee benefit plans	Fair value changes of equity instruments designated as at fair value through other comprehensive income	Income tax	Subtotal	Fair value changes of financial assets at fair value through other comprehensive income	Cash flow accounting hedge	Participation in other comprehensive income of entities registered under the equity method	Income tax	Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2022	(208)	3,590	(913)	2,469	(47,808)	111,694	(21)	(27,595)	36,270	38,739
Other comprehensive income for the year	(130)	200	(19)	51	48,076	(215,476)	(169)	58,977	(108,592)	(108,541)
Balances as of December 31, 2022	(338)	3,790	(932)	2,520	268	(103,782)	(190)	31,382	(72,322)	(69,802)

Opening balances as of January 1, 2023	(338)	3,790	(932)	2,520	268	(103,782)	(190)	31,382	(72,322)	(69,802)
Other comprehensive income for the year	(75)	5,878	(1,567)	4,236	8,874	113,183	116	(32,365)	89,808	94,044
Balances as of December 31, 2023	(413)	9,668	(2,499)	6,756	9,142	9,401	(74)	(983)	17,486	24,242

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(f)	Retained earnings from previous years:

During the year 2023, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the year 2022 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2022 and November 2023, amounting to Ch$542,504 million.

29.	Contingencies and Commitments:

(a)	The Bank and its subsidiaries have exposures associated with contingent loans and other liabilities according to the following detail:

(a.1) Contingent loans:

	2023	2022
	MCh$	MCh$
Guarantees and sureties
Guarantees and sureties in chilean currency	—	—
Guarantees and sureties in foreing currency	351,531	348,774

Letters of credit for goods circulation operations	350,604	424,195

Debt purchase commitments in local currency abroad	—	—

Transactions related to contingent events
Transactions related to contingent events in chilean currency	2,209,109	2,230,917
Transactions related to contingent events in foreing currency	431,188	466,691

Undrawn credit lines with immediate termination
Balance of lines of credit and agreed overdraft in current account – commercial loans	1,581,711	1,396,659
Balance of lines of credit on credit card – commercial loans	317,560	290,950
Balance of lines of credit and agreed overdraft in current account – consumer loans	1,476,241	1,457,303
Balance of lines of credit on credit card – consumer loans	6,708,946	6,202,951
Balance of lines of credit and agreed overdraft in current account – due from banks loans	—	—

Undrawn credit lines	—	—

Other commitments
Credits for higher studies Law No. 20,027 (CAE)	—	—
Other irrevocable credit commitments	120,545	72,355

Other credit commitments	—	—

Total	13,547,435	12,890,795

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(a.2)	Responsibilities assumed to meet customer needs:

	2023	2022
	MCh$	MCh$
Transactions on behalf of third parties
Collections	176,146	174,238
Placement or sale of financial instruments	—	—
Transferred financial assets managed by the bank	—	—
Third-party resources managed by the bank	921,105	766,706
Subtotal	1,097,251	940,944

Securities custody
Securities safekept by a banking subsidiary	6,267,729	5,593,924
Securities safekept by the Bank	3,133,770	3,646,536
Securities safekept deposited in another entity	17,238,292	14,855,338
Securities issued by the bank	—	—
Subtotal	26,639,791	24,095,798

Total	27,737,042	25,036,742

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of December 31, 2023, the Bank maintain provisions for judicial contingencies amounting to Ch$1,173 million (Ch$1,790 million as of December 2022), which are part of the item “Provisions for contingencies” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of December 31, 2023
	2024	2025	2026	2027	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	882	291	—	—	1,173

(b.2)	Contingencies for significant lawsuits in courts:

As of December 31, 2023 and 2022, there are not significant lawsuits in court that affect or may affect these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 3,284,000 maturing January 5, 2024 (UF 4,153,500, maturing on January 6, 2023). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 915,300.

As of December 31, 2023 and 2022, the Bank has not guaranteed mutual funds.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2024, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

	2023	2022
	MCh$	MCh$
Guarantees:
Shares delivered to guarantee forward sales transactions covered simultaneously:
Santiago Securities Exchange, Stock Exchange	17,070	15,840
Electronic Chilean Securities Exchange, Stock Exchange	11,432	10,323

Fixed income securities to guarantee CCLV system	7,820	9,983
Fixed income securities as collateral for the Santiago Stock Exchange	2,142	—

Fixed Income securities to guarantee equity short sale and Hedging Loan:
Santiago Securities Exchange, Stock Exchange	—	—

Shares delivered to guarantee equity lending and short-selling:
Santiago Securities Exchange, Stock Exchange	2,350	7,992

Cash guarantees received for operations with derivatives	1,062	743
Cash guarantees for operations with derivatives	6,142	1,443

Equity securities received for operations with derivatives:
Electronic Chilean Securities Exchange, Stock Exchange	189	273
Depósito Central de Valores S.A.	276	1,363

Financial intermediation securities received for operations with derivatives:
Internal custody	—	238
Total	48,483	48,198

In conformity with the internal regulation of the stock exchanges in which it participates, and for the purpose of ensuring its proper performance, the Company maintains in favor of the Santiago Stock Exchange a guarantee in fixed income financial instruments equivalent to Ch$2,142 million. It also maintains a pledge in favor of the Electronic Stock Exchange for three hundred thousand shares of said institution.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires June 30, 2024, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 311,400 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 8, 2024.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker, additionally, there are US$1,202,005.26 for short sale operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

A guarantee corresponding to UF 10,000 has been constituted, to guarantee compliance with the fund’s investment portfolio management service contract. Said guarantee corresponds to a non-endorsable fixed-term readjustable bond in UF issued by Banco de Chile with validity until January 27, 2026.

iii.	In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article 58, letter D of D.F.L. 251, as of December 31, 2023 the entity maintains two insurance policies with effect from April 15, 2023 to April 14, 2024 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)
Errors and omissions liability policy	500
Civil liability policy	60,000

(d)	Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500. The judgment indicated has been subject to cassation appeals filed by both parties, which are pending before the Illustrious Court of Appeals of Santiago. On August 21, 2023, the hearing of the case took place, which is currently in agreement.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Interest Revenue and Expenses:

(a)	At the end of the year, the summary of interest is as follows:

	2023	2022
	MCh$	MCh$

Interest revenue	3,181,624	2,320,580
Interest expenses	(1,634,708)	(1,040,914)
Total net interest income	1,546,916	1,279,666

(b)	The composition of interest revenue is as follows:

	2023	2022
	MCh$	MCh$
Financial assets at amortized cost:
Rights from resale agreements and securities lending	5,984	4,142
Debt financial instruments	21,605	13,992
Loans and advances to Banks	169,594	154,726
Commercial loans	1,474,060	1,044,288
Residential mortgage loans	367,471	319,750
Consumer Loans	784,325	606,516
Other financial instruments	62,137	16,824
Financial assets at fair value through other comprehensive income:
Debt financial instruments	327,081	187,073
Other financial instruments	—	—
Income of accounting hedges of interest rate risk	(30,633)	(26,731)
Total	3,181,624	2,320,580

(b.1)	At the end of the year, the stock of interest not recognized in income is as follows:

	2023	2022
	MCh$	MCh$

Commercial loans	35,667	20,681
Residential mortgage loans	3,911	2,597
Consumer Loans	4,473	3,494
Total	44,051	26,772

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Interest Revenue and Expenses, continued:

(b.2)	The amount of interest recognized on a received basis for impaired portfolio in the year amounts to:

	2023	2022
	MCh$	MCh$

Commercial loans	933	751
Residential mortgage loans	2,239	1,415
Consumer Loans	—	—
Total	3,172	2,166

(c)	The composition of interest expenses is as follows:

	2023	2022
	MCh$	MCh$
Financial liabilities at amortized cost:
Current accounts and other demand deposits	1,343	4,515
Saving accounts and time deposits	1,308,575	776,658
Obligations by repurchase agreements and securities lending	15,183	15,845
Borrowings from financial institutions	64,603	37,414
Debt financial instruments issued	249,438	210,393
Other financial obligations	—	—
Lease liabilities	1,980	1,865
Financial instruments of regulatory capital issued	34,903	31,271
Income of accounting hedges of interest rate risk	(41,317)	(37,047)
Total	1,634,708	1,040,914

(d)	As of December 31, 2023 and 2022, the Bank uses cross currency and interest rate swaps to hedge its position on changes on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	2023			2022
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	608	—	608
Loss from fair value accounting hedges	—	—	—	(740)	—	(740)
Gain from cash flow accounting hedges	274,897	338,551	613,448	72,354	112,322	184,676
Loss from cash flow accounting hedges	(305,530)	(297,234)	(602,764)	(98,345)	(75,275)	(173,620)
Net gain on hedge items	—	—	—	(608)	—	(608)
Total	(30,633)	41,317	10,684	(26,731)	37,047	10,316

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	UF indexation revenue and expenses:

(a)	At the end of the year, the summary of UF indexation is as follows:

	2023	2022
	MCh$	MCh$

UF indexation revenue	832,909	2,115,718
UF indexation expenses	(489,165)	(1,159,838)
Total net income from UF indexation	343,744	955,880

(b)	The composition of UF indexation revenue is as follows

	2023	2022
	MCh$	MCh$
Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	—
Debt financial instruments	27,392	68,107
Loans and advances to Banks	—	—
Commercial loans	320,175	850,415
Residential mortgage loans	546,876	1,335,206
Consumer Loans	1,897	6,964
Other financial instruments	2,843	5,238
Financial assets at fair value through other comprehensive income:
Debt financial instruments	28,397	70,845
Other financial instruments	—	—
Income of accounting hedges of UF, IVP, IPC indexation risk	(94,671)	(221,057)
Total	832,909	2,115,718

(b.1)	At the end of the year, the stock of UF indexation not recognized in results is as follows:

	2023	2022
	MCh$	MCh$

Commercial loans	4,771	4,256
Residential mortgage loans	6,401	7,061
Consumer Loans	15	62
Total	11,187	11,379

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	UF indexation revenue and expenses, continued:

(b.2)	The amount of indexation recognized on the basis received by the impaired portfolio in the year amounted to:

	2023	2022
	MCh$	MCh$

Commercial loans	1,345	1,284
Residential mortgage loans	4,668	4,555
Consumer Loans	—	1
Total	6,013	5,840

(c)	The composition of UF indexation expenses is as follows:

	2023	2022
	MCh$	MCh$

Financial liabilities at amortized cost:
Current accounts and other demand deposits	16,677	40,557
Saving accounts and time deposits	96,446	195,244
Obligations by repurchase agreements and securities lending	—	—
Borrowings from financial institutions	—	—
Debt financial instruments issued	329,837	803,863
Other financial obligations	—	—
Financial instruments of regulatory capital issued	46,205	120,174
Income of accounting hedges of UF, IVP, IPC indexation risk	—	—
Total	489,165	1,159,838

(d)	As of December 31, 2023 and 2022, the Bank uses cross currency and interest rate swaps to hedge its position on Changes on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	2023			2022
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	—	—	—
Gain from cash flow accounting hedges	2,308	—	2,308	—	—	—
Loss from cash flow accounting hedges	(96,979)	—	(96,979)	(221,057)	—	(221,057)
Net gain on hedge items	—	—	—	—	—	—
Total	(94,671)	—	(94,671)	(221,057)	—	(221,057)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.	Income and Expeses from commissions:

The income and expenses for commissions that are shown in the Consolidated Statement of Income for the year is as following:

	2023	2022
	MCh$	MCh$
Income from commissions and services rendered
Comissions from card services	238,523	217,342
Remuneration from administration of mutual funds, investment funds or others	118,170	121,028
Comissions from collections and payments	81,043	87,541
Comissions from portfolio management	62,218	59,812
Comissions from guarantees and letters of credit	37,399	35,381
Brand use agreement	32,655	26,333
Use of distribution channel	31,184	27,135
Insurance not related to the granting of credits to natural persons	24,772	21,594
Comissions from trading and securities management	17,287	19,238
Insurance related to the granting of credits to natural persons	15,428	14,237
Comissions from credit prepayments	11,246	9,486
Insurance not related to the granting of credits to legal entities	7,317	4,197
Financial advisory services	5,142	8,935
Comissions from lines of credit and current account overdrafts	4,958	4,607
Insurance related to the granting of credits to legal entities	2,098	1,706
Comissions from factoring operations services	1,380	1,394
Loan commissions with letters of credit	106	212
Other commission earned	20,399	17,157
Total	711,325	677,335

Expenses from commissions and services received
Commissions from card transactions	54,981	49,223
Interbank transactions	50,734	41,012
Expenses from obligations of loyalty and merit card customers programs	39,731	34,324
Commissions from use of card brands license	9,115	9,224
Comissions from securities transaction	4,995	5,599
Collections and payments	4,279	4,469
Other commissions from services received	2,212	1,865
Total	166,047	145,716

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Net Financial income (expense):

(a)	The amount of net financial income (expense) shown in the Consolidated Income Statement for the year corresponds to the following concepts:

	2023	2022
	MCh$	MCh$
Financial result from:
Financial assets held for trading at fair value through profit or loss:
Financial derivative contracts	4,861,431	5,182,011
Debt Financial Instruments	315,119	246,913
Other financial instruments	25,986	11,275

Financial liabilities held for trading at fair value through profit or loss:
Financial derivative contracts	(4,850,496)	(5,177,460)
Other financial instruments	(688)	(782)
Subtotal	351,352	261,957

Non-trading financial assets mandatorily measured at fair value through profit or loss:
Debt Financial Instruments	—	—
Other financial instruments	—	—

Financial assets designated as at fair value through profit or loss:
Debt Financial Instruments	—	—
Other financial instruments	—	—

Financial liabilities designated as at fair value through profit or loss:
Current accounts and other demand deposits and savings accounts and other time deposits	—	—
Debt instruments issued	—	—
Others	—	—

Derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income:
Financial assets at amortized cost	342	1,630
Financial assets at fair value through other comprehensive income	(4,522)	(63,401)
Financial liabilities at amortized cost	(1)	(1)
Financial instruments of regulatory capital issued	—	—
Subtotal	(4,181)	(61,772)

Exchange, indexation and accounting hedging of foreign currency:
Gain (loss) from foreign currency exchange	36,779	144,079
Gain (loss) from indexation for exchange rate	4,148	491
Net gain (loss) from derivatives in accounting hedges of foreign currency risk	79,667	(41,370)
Subtotal	120,594	103,200

Reclassification of financial assets for changes to business models:
From financial assets at amortized cost to financial assets held for trading at fair value through profit or loss	—	—
From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss	—	—

Modifications of financial assets and liabilities:
Financial assets at amortized cost	—	—
Financial assets at fair value through other comprehensive income	—	—
Financial liabilities at amortized cost	—	—
Lease liabilities	—	—
Financial instruments of regulatory capital issued	—	—

Ineffective accounting hedges:
Gain (loss) from ineffective cash flow accounting hedges	—	—
Gain (loss) from ineffective accounting hedges of net investment abroad	—	—

Other type of accounting hedges:
Hedges of other types of financial assets	—	—

Total	467,765	303,385

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Net Financial income (expense), continued:

(b)	Below is a detail of the income (expense) associated with the changes of provisions constituted for credit risk related to loans and contingent loans denominated in foreign currency, which is reflected in “Exchange, indexation and accounting hedging of foreign currency”.

	2023	2022
	MCh$	MCh$

Loans and advances to Banks	(13)	34
Commercial loans	(2,357)	(197)
Residential mortgage loans	—	—
Consumer loans	(33)	17
Contingent loans	(125)	250
Total	(2,528)	104

34.	Income attributable to investments in other companies:

The income obtained from investments in companies detailed in note No. 14 corresponds to the following:

Company	Shareholder	2023	2022
Associates		MCh$	MCh$
Transbank S.A.	Banco de Chile	7,014	6,809
Centro de Compensación Automatizado S.A.	Banco de Chile	1,686	1,567
Administrador Financiero del Transantiago S.A.	Banco de Chile	723	804
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	460	404
Redbanc S.A.	Banco de Chile	288	652
Sociedad Imerc OTC S.A.	Banco de Chile	131	108
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	86	140
Subtotal Associates		10,388	10,484

Joint Ventures
Servipag Ltda.	Banco de Chile	2,201	1,866
Artikos Chile S.A.	Banco de Chile	820	681
Subtotal Joint Ventures		3,021	2,547

Minority Investments
Sociedad de Infraestructuras de Mercado S.A. (SIM) (*)	Banchile Corredores de Bolsa	895	—
Bolsa de Comercio de Santiago, Bolsa de Valores (*)	Banchile Corredores de Bolsa	50	487
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile	50	50
Bolsa Electrónica de Chile, Bolsa de Valores	Banchile Corredores de Bolsa	19	12
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa	9	—
Subtotal Minority Investments		1,023	549
Total		14,432	13,580

(*)	See Note No. 14 letter (a).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.	Result from non-current assets and disposal groups held for sale not admissible as discontinued operations:

	2023	2022
	MCh$	MCh$
Net income from assets received in payment or adjudicated in judicial auction
Gain (loss) on sale of assets received in lieu of payment or foreclosed at judicial auction	5,284	8,039
Other income from assets received in payment or foreclosed at judicial auction	53	165
Provisions for adjustments to net realizable value of assets received in lieu of payment or foreclosed at judicial auction	(1,070)	(620)
Charge-off assets received in lieu of payment or foreclosed at judicial auction	(5,252)	(6,838)
Expenses to maintain assets received in lieu of payment or foreclosed at judicial auction	(1,165)	(1,077)
Non-current assets held for sale
Investments in other companies	—	(435)
Intangible assets	—	—
Property and equipment	2,971	1,043
Assets for recovery of assets transferred in financial leasing operations	2,325	1,727
Other assets	—	—
Disposal groups held for sale	—	—
Total	3,146	2,004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.	Other operating Income and Expenses:

a)	During the years 2023 and 2022, the Bank and its subsidiaries present other operating income, according to the following:

	2023	2022
	MCh$	MCh$

Expense recovery	25,938	1,938
Release of provisions not related to credit risk	23,355	—
Revaluation of prepaid monthly payments	9,144	17,044
Revaluation of tax refunds from previous years	6,905	204
Income from investment properties	6,793	6,765
Income from correspondent banks	2,923	3,116
Fiduciary and trustee commissions	132	135
Foreign trade income	98	75
Expense recovery income	65	48
Others income	642	334
Total	75,995	29,659

b)	During the years 2023 and 2022, the Bank and its subsidiaries present other operating expenses, according to the following:

	2023	2022
	MCh$	MCh$

Write-offs for operating risks	30,763	18,391
Expenses for credit operations of financial leasing	4,071	4,786
Legal expenses	2,918	1,917
Correspondent banks	2,594	3,321
Card administration	606	2,086
Expenses for charge-off leased assets recoveries	493	130
Renegotiated loan insurance premium	290	351
Life ensurance	275	258
Valuation expense	250	226
Provisions for trials and litigation	145	56
(Release) expense of provisions for operational risk	(1,324)	1,523
Expense recovery from operational risk events	(9,217)	(6,050)
Others expenses	1,041	706
Total	32,905	27,701

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.	Expenses from salaries and employee benefits:

The composition of the expense for employee benefit obligations during the year 2023 and 2022 is as follows:

	2023	2022
	MCh$	MCh$

Expenses for short-term employee benefit	534,177	491,696
Expenses for employee benefits due to termination of employment contract	35,391	27,381
Training expenses	3,751	2,596
Expenses for nursery and kindergarten	1,513	1,403
Other personnel expenses	7,852	5,150
Total	582,684	528,226

38.	Administrative expenses:

This item is composed as follows:

	2023	2022
	MCh$	MCh$
General administrative expenses
Information technology and communications	144,516	125,763
Maintenance and repair of property and equipment	49,632	42,157
External advisory services and professional services fees	11,576	15,267
Surveillance and securities transport services	11,265	12,996
Insurance premiums except to cover operational risk events	9,946	8,465
Office supplies	8,660	9,288
External financial information and fraud prevention service	7,483	6,543
Legal and notary expenses	5,433	3,733
Energy, heating and other utilities	5,513	5,307
Postal box, mail, postage and home delivery services	4,839	4,372
Other expenses of obligations for lease contracts	4,431	3,731
External service of custody of documentation	3,943	3,846
Expenses for short-term leases	3,860	2,782
Donations	3,251	1,666
Representation and travel expenses	3,249	2,449
Card embossing service	1,749	1,268
Fees for other technical reports	1,034	799
Fees for review and audit of the financial statements by the external auditor	750	839
Expenses for leases low value	509	491
Fines applied by other agencies	108	211
Fees for review and audit of the financial statements by the external auditor	72	28
Other general administrative expenses	11,407	9,261

Outsource services
Technological developments expenses, certification and technology testing	23,715	17,939
Data processing	11,907	8,385
External credit evaluation service	5,729	5,208
External collection service	4,414	—
External human resources administration services and supply of external personnel	1,724	1,438
External cleaning service, casino, custody of files and documents, storage of furniture and equipment	390	358
Call Center service for sales, marketing, quality control customer service	113	92

Board expenses
Board of Directors Compensation	3,347	3,095
Other Board expenses	119	102

Marketing	39,617	35,280

Taxes, contributions and other legal charges
Contribution to the banking regulator	14,785	13,566
Real estate contributions	5,521	4,727
Taxes other than income tax	2,530	2,207
Municipal patents	1,647	1,568
Other legal charges	60	47
Total	408,844	355,274

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Depreciation and Amortization:

The amounts corresponding to charges to results for depreciation and amortization during the years 2023 and 2022, are detailed as follows:

	2023	2022
	MCh$	MCh$

Amortization of intangibles assets
Other intangible assets arising from business combinations	—	—
Other independently originated intangible assets	29,346	21,502
Depreciation of property and equipment
Buildings and land	9,295	9,228
Other property and equipment	21,098	21,351
Depreciation and impairment of leased assets
Buildings and land	31,195	30,804
Other property and equipment	—	—
Depreciation for improvements in leased real estate as leased of right-to-use assets	1,017	963
Amortization for the right-to-use other intangible assets under lease	—	—
Depreciation of other assets for investment properties	357	357
Amortization of other assets per activity income asset	—	—
Total	92,308	84,205

40.	Impairment of non-financial assets:

As of December 31, 2023 and 2022, the composition of the item for impairment of non-financial assets is composed as follows:

	2023	2022
	MCh$	MCh$

Impairment of intangible assets	25	122
Impairment of property and equipment	1.754	9
Impairment of assets from income from ordinary activities from contracts with customers	(17)	(54)
Total	1,762	77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense:

344,664
(a)	The composition is as follows:

	2023	2022
	MCh$	MCh$

Expense of provisions established for loan credit risk	423,015	326,948
Expense of special provisions for credit risk	3,256	164,669
Recovery of written-off credits	(62,266)	(64,508)
Impairments for credit risk from financial assets at fair value through other comprehensive income	(2,754)	8,009
Total	361,251	435,118

(b)	Summary of the expense of provisions constituted for credit risk and expense for credit losses:

	Expense of loans provisions constituted in the year
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible warranty
	Evaluation		Evaluation	Evaluation			Fogape
	Individual	Group	Individual	Individual	Group	Subtotal	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
As of December 31, 2023
Loans and advances to Banks
Provisions established	60	—	—	—	—	60	—	60
Provisions released	—	—	—	—	—	—	—	—
Subtotal	60	—	—	—	—	60	—	60
Commercial loans
Provisions established	—	—	—	24,791	71,609	96,400	—	96,400
Provisions released	(5,682)	(5,468)	(11,570)	—	—	(22,720)	(23,613)	(46,333)
Subtotal	(5,682)	(5,468)	(11,570)	24,791	71,609	73,680	(23,613)	50,067
Residential mortgage loans
Provisions established	—	1,034	—	—	12,393	13,427	—	13,427
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	1,034	—	—	12,393	13,427	—	13,427
Consumer loans
Provisions established	—	14,797	—	—	344,664	359,461	—	359,461
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	14,797	—	—	344,664	359,461	—	359,461
Expense (release) of provisions for credit risk	(5,622)	10,363	(11,570)	24,791	428,666	446,628	(23,613)	423,015

Recovery of written-off credits
Loans and advances to Banks								—
Commercial loans								(19,540)
Residential mortgage loans								(11,156)
Consumer loans								(31,570)
Subtotal								(62,266)
Loan credit loss expenses								360,749

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense, continued:

(b)	Summary of the expense of provisions constituted for credit risk and expense for credit losses, continued;

	Expense of loans provisions constituted in the year
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Deductible warranty Fogape
	Individual	Group	Individual	Individual	Group	Subtotal	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
As of December 31, 2022
Loans and advances to Banks
Provisions established	276	—	—	—	—	276	—	276
Provisions released	—	—	—	—	—	—	—	—
Subtotal	276	—	—	—	—	276	—	276
Commercial loans
Provisions established	3,728	—	16,364	28,165	61,460	109,717	—	109,717
Provisions released	—	(10,448)	—	—	—	(10,448)	(15,790)	(26,238)
Subtotal	3,728	(10,448)	16,364	28,165	61,460	99,269	(15,790)	83,479
Residential mortgage loans
Provisions established	—	5,641	—	—	3,977	9,618	—	9,618
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	5,641	—	—	3,977	9,618	—	9,618
Consumer loans
Provisions established	—	57,379	—	—	176,196	233,575	—	233,575
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	57,379	—	—	176,196	233,575	—	233,575
Expense (release) of provisions for credit risk	4,004	52,572	16,364	28,165	241,633	342,738	(15,790)	326,948

Recovery of written-off credits
Loans and advances to Banks								—
Commercial loans								(26,313)
Residential mortgage loans								(10,240)
Consumer loans								(27,955)
Subtotal								(64,508)
Loan credit loss expenses								262,440

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense, continued:

(c)	Summary of expense for special provisions for credit risk:

	2023	2022
	MCh$	MCh$
Expenses of provisions for contingent loans:
Loans and advances to Banks	—	—
Commercial loans	5,585	6,578
Consumer loans	(1,860)	(2,710)
Expenses form provisions for country risk for transactions with debtors with residence abroad	(469)	801
Expense of special provisions for loans abroad	—	—
Expenses of additional loan provisions:
Loans and advances to Banks	—	160,000
Commercial loans	—	—
Consumer loans	—	—
Expense of other special provisions established for credit risk	3,256	164,669

42.	Income from discontinued operations:

As of December 31, 2023 and 2022, the Bank does not maintain income from discontinued operations.

43.	Related Party Disclosures:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards for Banks and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(a)	Assets and liabilities with related parties:

	Related Party Type
Type of current assets and liabilities with related parties As of December 31, 2023	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Othe Related Party	Total
ASSETS	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss
Derivative Financial Instruments	—	212,147	—	—	212,147
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	1,410	—	—	1,410
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	6,328	—	—	6,328
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	199,564	1,028	11,340	211,932
Residential mortgage loans	—	—	17,975	60,153	78,128
Consumer Loans	—	5	1,969	11,739	13,713
Allowances established – Loans	—	(1,709)	(19)	(312)	(2,040)
Other assets	10	159,805	13	16	159,844
Contingent loans	—	119,510	4,058	17,714	141,282

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss
Derivative Financial Instruments	—	242,098	—	—	242,098
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	5,674	—	—	5,674
Financial liabilities at amortized cost:
Current accounts and other demand deposits	336	200,019	2,161	7,652	210,168
Saving accounts and time deposits	85,904	160,760	4,392	24,265	275,321
Obligations by repurchase agreements and securities lending	—	2,003	—	—	2,003
Borrowings from financial institutions	—	86,642	—	—	86,642
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	10,845	—	—	10,845
Other liabilities	—	152,457	493	53	153,003

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(a)	Assets and liabilities with related parties, continued:

	Related Party Type
Type of current assets and liabilities with related parties As of December 31, 2022	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Othe Related Party	Total
ASSETS	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss
Derivative Financial Instruments	—	343,278	—	—	343,278
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	3,354	—	—	3,354
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	16,759	—	—	16,759
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	609,155	1,384	12,024	622,563
Residential mortgage loans	—	—	15,221	58,608	73,829
Consumer Loans	—	—	2,068	10,879	12,947
Allowances established – Loans	—	(4,153)	(21)	(401)	(4,575)
Other assets	9	149,096	—	21	149,126
Contingent loans	—	177,834	4,119	17,872	199,825

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss
Derivative Financial Instruments	—	400,984	—	—	400,984
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	7,647	—	—	7,647
Financial liabilities at amortized cost:
Current accounts and other demand deposits	217	206,465	3,081	6,529	216,292
Saving accounts and time deposits	4,643	274,318	3,815	24,125	306,901
Obligations by repurchase agreements and securities lending	—	—	—	—	—
Borrowings from financial institutions	—	177,827	—	—	177,827
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	11,252	—	—	11,252
Other liabilities	—	108,767	517	52	109,336

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(b)	Income and expenses from related party transactions (*):

	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
As of December 31, 2023	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	—	25,439	499	2,768	28,706
UF indexation revenue	—	3,993	799	3,266	8,058
Income from commissions	165	103,906	24	84	104,179
Net Financial income (expense)	—	(18,367)	—	—	(18,367)
Other income	—	215	—	—	215
Total Income	165	115,186	1,322	6,118	122,791

Interest expense	1,998	7,329	538	2,504	12,369
UF indexation expenses	—	—	8	1	9
Expenses from commissions	—	29,508	—	—	29,508
Expenses credit losses (gains)	—	(2,078)	(3)	(15)	(2,096)
Expenses from salaries and employee benefits	—	421	38,083	80,430	118,934
Administrative expenses	—	11,776	3,786	229	15,791
Other expenses	—	—	2	23	25
Total Expenses	1,998	46,956	42,414	83,172	174,540

	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
As of December 31, 2022	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	—	23,467	424	2,087	25,978
UF indexation revenue	—	25,560	1,958	7,649	35,167
Income from commissions	92	112,308	20	69	112,489
Net Financial income (expense)	—	88,103	—	—	88,103
Other income	—	79	—	—	79
Total Income	92	249,517	2,402	9,805	261,816

Interest expense	872	11,307	170	1,366	13,715
UF indexation expenses	—	—	12	27	39
Expenses from commissions	—	35,948	—	—	35,948
Expenses credit losses (gains)	—	242	(5)	31	268
Expenses from salaries and employee benefits	—	173	32,894	71,503	104,570
Administrative expenses	—	22,254	3,603	120	25,977
Other expenses	—	10	3	15	28
Total Expenses	872	69,934	36,677	73,062	180,545

(*)	This does not constitute a Statement of Income from operations with related parties since the assets with these parties are not necessarily equal to the liabilities and in each of them the total income and expenses are reflected and not those corresponding to matched operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(c)	Transactions with related parties: Below are the individual transactions in the period with related parties that are legal persons, which do not correspond to the usual operations of the line of business carried out with customers in general and when said individual transactions consider a transfer of resources, services or obligations greater than UF 2,000.

As of December 31, 2023

		Description of the transaction			Transactions under equivalence conditions to those transactions with mutual		Effect on Income		Effect on Financial position
Company name	Nature of the relationship with the Bank	Type of service	Term	Renewal conditions	independence between the parties	Amount	Income	Expenses	Accounts receivable	Accounts payable
						MCh$	MCh$	MCh$	MCh$	MCh$
Ionix SPA	Other related parties	IT license services	30 days	Contract	Yes	637	—	637	—	61
		IT support services	30 days	Contract	Yes	349	—	349	—	—
Servipag Ltda.	Joint venture	IT support services	30 days	Contract	Yes	386	—	386	—	—
		Collection services	30 days	Contract	Yes	4,358	—	4,358	—	432
		Software services	30 days	Contract	Yes	220	—	220	—	—
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	Service of financial information	30 days	Contract	Yes	362	—	362	—	1
		Brokerage commission	30 days	Contract	Yes	344	—	344	—	—
		IT support services	30 days	Contract	Yes	289	—	289	—	—
DCV Registros S.A.	Other related parties	IT services	30 days	Contract	Yes	319	—	319	—	—
CCLV Contraparte Central S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	272	—	272	—	—
Redbanc S.A.	Associates	Electronic transaction management services	30 days	Contract	Yes	15,570	—	15,570	—	1,589
		IT proyect services	30 days	Contract	Yes	542	—	542	—	—
		IT services	30 days	Contract	Yes	330	—	330	—	—
		Fraud prevention services	30 days	Contract	Yes	82	—	82	—	—
Sistemas Oracle de Chile Ltda.	Other related parties	IT services	30 days	Contract	Yes	91	—	91	—	—
		IT support services	30 days	Contract	Yes	1,326	—	1,326	—	—
Depósito Central de Valores S.A.	Other related parties	Quality control and custodial services	30 days	Contract	Yes	1,026	—	1,026	—	42
		Custodial services	30 days	Contract	Yes	1,042	—	1,042	—	—
Manantial S.A.	Other related parties	General expenses	30 days	Contract	Yes	366	—	366	—	—
Universidad Del Desarrollo	Other related parties	Loyalty	30 days	Contract	Yes	115	—	115	—	7
Universidad Adolfo Ibañez	Other related parties	Training	30 days	Contract	Yes	334	—	334	—	—
Canal 13 S.A.	Other related parties	Advertising service	30 days	Monthly	Yes	92	—	92	—	36
Nexus S.A.	Other related parties	General income	30 days	Contract	Yes	148	148	—	—	—
		Card processing	30 days	Contract	Yes	3,487	—	3,487	—	—
		IT services	30 days	Contract	Yes	405	—	405	—	—
		Embossing services	30 days	Contract	Yes	235	—	235	—	—
		Customer product delivery services	30 days	Contract	Yes	273	—	273	—	—
		Fraud prevention services	30 days	Contract	Yes	380	—	380	—	—
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	30 days	Contract	Yes	669	—	669	—	61
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	30 days	Contract	Yes	703	—	703	—	—
Bolsa Electrónica de Chile S.A.	Minority investments	Comisión de corretaje	30 days	Contract	Yes	141	—	141	—	—
		Service of financial information	30 days	Contract	Yes	84	—	84	—	—
Citigroup Global Markets INC	Other related parties	Brokerage commission	30 days	Contract	Yes	363	—	363	—	—
Transbank S.A.	Associates	Card processing	30 days	Contract	Yes	580	—	580	—	51
		Project consultation	30 days	Contract	Yes	153	—	153	—	—
		Exchange commission	30 days	Contract	Yes	93,168	93,168	—	9	—
Centro de Compensación Automatizado S.A.	Associates	Fraud prevention services	30 days	Contract	Yes	553	—	553	—	300
		Transfer services	30 days	Contract	Yes	2,581	—	2,581	—	—
		Collection services	30 days	Contract	Yes	180	—	180	—	—
Artikos Chile S.A.	Joint venture	IT support services	30 days	Contract	Yes	457	—	457	—	19
		IT services	30 days	Contract	Yes	383	—	383	—	—
Citibank N.A.	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	5,867	5,867	—	2,517	—
Nuevos Desarrollos S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	335	—	—	—	129
Plaza Vespucio SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	82	—	—	—	261
Plaza Oeste	Other related parties	Financial lease agreements	30 days	Contract	Yes	243	—	—	—	963
Plaza del Trebol	Other related parties	Financial lease agreements	30 days	Contract	Yes	292	—	—	—	373
Plaza Tobalaba	Other related parties	Financial lease agreements	30 days	Contract	Yes	128	—	—	—	229
Plaza la Serena	Other related parties	Financial lease agreements	30 days	Contract	Yes	246	—	—	—	714
Inmobiliaria Mall Calama	Other related parties	Financial lease agreements	30 days	Contract	Yes	162	—	—	—	306
Plaza Antofagasta	Other related parties	Financial lease agreements	30 days	Contract	Yes	87	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(c)	Transactions with related parties, continued:

As of December 31, 2022

		Description of the transaction			Transactions under equivalence conditions to those transactions with mutual		Effect on Income		Effect on Financial position
Company name	Nature of the relationship with the Bank	Type of service	Term	Renewal conditions	independence between the parties	Amount	Income	Expenses	Accounts receivable	Accounts payable
						MCh$	MCh$	MCh$	MCh$	MCh$
Ionix SPA	Other related parties	IT license services	30 days	Contract	Yes	440	—	440	—	32
		IT support services	30 days	Contract	Yes	334	—	334	—	—
Canal 13 S.A.	Other related parties	Advertising service	30 days	Monthly	Yes	584	—	584	—	134
Servipag Ltda.	Joint venture	Software services	30 days	Contract	Yes	768	—	768	—	—
		Collection services	30 days	Contract	Yes	4,405	—	4,405	—	465
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	IT support services	30 days	Contract	Yes	259	—	259	—	—
		Service of financial information	30 days	Contract	Yes	335	—	335	—	—
		Brokerage commission	30 days	Contract	Yes	310	—	310	—	—
Enex S.A.	Other related parties	Rent spaces for ATM	30 days	Contract	Yes	1,183	—	1,183	—	168
Redbanc S.A.	Associates	Software development	30 days	Contract	Yes	399	—	399	—	—
		Electronic transaction management services	30 days	Contract	Yes	13,380	—	13,380	—	1,223
Sistemas Oracle de Chile Ltda.	Other related parties	Software services	30 days	Contract	Yes	6,029	—	6,029	—	2,281
		IT support services	30 days	Contract	Yes	2,873	—	2,873	—	—
Depósito Central de Valores S.A.	Other related parties	Custodial services	30 days	Contract	Yes	2,230	—	2,230	—	53
Inmobiliaria e Inversiones Capitolio S.A.	Other related parties	Space rental	30 days	Contract	Yes	82	—	82	—	—
Tagle y Compañía Ltda.	Other related parties	Legal services	30 days	Contract	Yes	126	—	126	—	6
Manantial S.A	Other related parties	Materials and supplies	30 days	Contract	Yes	224	—	224	—	15
Radiodifusión SPA	Other related parties	Advertising service	30 days	Contract	Yes	105	—	105	—	4
Nexus S.A.	Other related parties	Customer product delivery services	30 days	Contract	Yes	1,185	—	1,185	—	1,679
		Card processing	30 days	Contract	Yes	11,178	—	11,178	—	—
		IT development services	30 days	Contract	Yes	1,565	—	1,565	—	—
		Embossing services	30 days	Contract	Yes	724	—	724	—	—
		Fraud prevention services	30 days	Contract	Yes	1,234	—	1,234	—	—
Artikos Chile S.A.	Joint venture	IT support services	30 days	Contract	Yes	421	—	421	—	17
		IT services				340	—	340	—	—
DCV Registros S.A.	Other related parties	IT services	30 days	Contract	Yes	275	—	275	—	—
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	30 days	Contract	Yes	588	—	588	—	56
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	30 days	Contract	Yes	830	—	830	—	—
Citigroup Global Markets INC	Other related parties	Brokerage commission	30 days	Contract	Yes	480	—	480	—	—
Bolsa Electrónica de Chile S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	153	—	153	—	—
Transbank S.A.	Associates	Processing fees	30 days	Contract	Yes	1,150	—	1,150	—	91
		Exchange commission	30 days	Contract	Yes	94,489	94,489	—	8	—
Centro de Compensación Automatizado S.A.	Associates	Transfer services	30 days	Contract	Yes	2,340	—	2,340	—	378
Citibank N.A.	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	10,583	10,583	—	5,341	—
Centros Comerciales vecinales Arauco Express S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	114	—	—	—	170
Nuevos Desarrollos S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	303	—	—	—	392
Plaza Oeste	Other related parties	Financial lease agreements	30 days	Contract	Yes	221	—	—	—	1,039
Plaza del Trebol	Other related parties	Financial lease agreements	30 days	Contract	Yes	263	—	—	—	593
Plaza Tobalaba	Other related parties	Financial lease agreements	30 days	Contract	Yes	114	—	—	—	320
Plaza la Serena	Other related parties	Financial lease agreements	30 days	Contract	Yes	243	—	—	—	—
Inmobiliaria Mall Calama	Other related parties	Financial lease agreements	30 days	Contract	Yes	178	—	—	—	505

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(d)	Payments to the Board of Directors and to key personnel of the management of the Bank and its subsidiaries:

	2023	2022
	MCh$	MCh$
Directory:
Payment of remuneration and attendance fees of the Board of Directors - Bank and its subsidiaries	3,347	3,095

Key Personnel of the Management of the Bank and its Subsidiaries:
Payment for benefits to short-term employees	36,535	31,196
Payment for benefits to employees for termination of employment contract	1,548	1,698
Payment for benefits to post-employment employees	—	—
Payment for benefits to long-term employees	—	—
Payment to employees based on shares or equity instruments	—	—
Payment for obligations for defined contribution post-employment plans	—	—
Payment for obligations for post-employment defined benefit plans	—	—
Payment for other staff obligations	—	—
Subtotal	38,083	32,894
Total	41,430	35,989

(e)	Composition of the Board of Directors and key personnel of the Management of the Bank and its subsidiaries:

	2023	2022
	No. Executives

Directory:
Directors – Bank and its subsidiaries	16	17

Key Personnel of the Management of the Bank and its Subsidiaries:
CEO – Bank	1	1
CEOs – Subsidiaries	5	5
Division Managers / Area – Bank	90	92
Division Managers / Area – Subsidiaries	30	32
Subtotal	126	130
Total	142	147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management Control and Productivity Division Manager. This function befall to the Financial Control, Treasury and Capital Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers three adjustments to the market value, calculated based on the market parameters, including; a liquidity adjustment, a Bid/Offer adjustment and an adjustment is made for credit risk of derivatives (CVA and DVA). Likewise, for certain fixed-income instruments maintained in investment portfolios other than trading, the portion of the adjustment at fair value explained by impairment due to credit risk of the counterparty is determined.

The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold). To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA). Similarly, the determination of credit risk impairment is determined based on the counterparty risk implicit in the instrument’s market rate.

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid / Offer adjustments are made for trading instruments and Financial instrument at fair value through Other Comprehensive Income. Adjustments for CVA / DVA are carried out only for derivatives. For its part, credit risk impairment is computed for fixed income instruments measured at fair value through other comprehensive income (FVTOCI) and fixed income instruments measured at amortized cost.

(v)	Fair value control.

A process of independent verification of prices and interest rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business areas, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued by the Treasury and the Central Bank of Chile, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Chilean Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

Level 2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.

b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)	Inputs data other than quoted prices that are observable for the asset or liability.

d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, discounted cash flows method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.
Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes	Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.
Time Deposits	Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.
Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards	Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.
FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.
Offshore Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial Assets held for trading at fair value through profit or loss
Derivative contracts financial:
Forwards	—	—	212,475	565,373	—	—	212,475	565,373
Swaps	—	—	1,818,155	2,389,577	—	—	1,818,155	2,389,577
Call Options	—	—	3,435	2,321	—	—	3,435	2,321
Put Options	—	—	1,311	2,758	—	—	1,311	2,758
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,035,376	2,960,029	—	—	2,035,376	2,960,029
Debt Financial Instruments:
From the Chilean Government and Central Bank	181,702	28,128	2,845,611	3,031,164	—	—	3,027,313	3,059,292
Other debt financial instruments issued in Chile	—	—	301,948	273,934	34,363	100,519	336,311	374,453
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—
Subtotal	181,702	28,128	3,147,559	3,305,098	34,363	100,519	3,363,624	3,433,745
Others	409,328	257,325	—	—	—	—	409,328	257,325

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments: (1)
From the Chilean Government and Central Bank	532,203	552,763	1,305,449	1,706,094	—	—	1,837,652	2,258,857
Other debt financial instruments issued in Chile	—	—	1,653,182	1,499,625	88,483	41,283	1,741,665	1,540,908
Financial debt instruments issued Abroad	—	—	207,208	167,627	—	—	207,208	167,627
Subtotal	532,203	552,763	3,165,839	3,373,346	88,483	41,283	3,786,525	3,967,392

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	49,065	27,077	—	—	49,065	27,077
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	49,065	27,077	—	—	49,065	27,077
Total	1,123,233	838,216	8,397,839	9,665,550	122,846	141,802	9,643,918	10,645,568

Financial Liabilities
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial:
Forwards	—	—	221,965	535,643	—	—	221,965	535,643
Swaps	—	—	1,970,024	2,560,285	—	—	1,970,024	2,560,285
Call Options	—	—	1,061	1,665	—	—	1,061	1,665
Put Options	—	—	3,871	3,889	—	—	3,871	3,889
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,196,921	3,101,482	—	—	2,196,921	3,101,482
Others	—	—	2,305	6,271	—	—	2,305	6,271

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	160,602	223,016	—	—	160,602	223,016
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	160,602	223,016	—	—	160,602	223,016
Total	—	—	2,359,828	3,330,769	—	—	2,359,828	3,330,769

(1)	As of December 31, 2023, 100% of instruments of Level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of year for those instruments classified in Level 3, whose fair value is reflected in the Consolidated Financial Statements:

	December 2023
	Balance as of January 1, 2023	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	100,519	767	—	18,085	(62,179)	15,190	(38,019)	34,363
Subtotal	100,519	767	—	18,085	(62,179)	15,190	(38,019)	34,363

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	41,283	4,093	(7,355)	63,930	(1,695)	3,951	(15,724)	88,483
Subtotal	41,283	4,093	(7,355)	63,930	(1,695)	3,951	(15,724)	88,483
Total	141,802	4,860	(7,355)	82,015	(63,874)	19,141	(53,743)	122,846

	December 2022
	Balance as of January 1, 2022	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	51,484	902	—	111,960	(63,827)	—	—	100,519
Subtotal	51,484	902	—	111,960	(63,827)	—	—	100,519

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	25,203	(1,477)	4,921	25,044	(12,408)	—	—	41,283
Subtotal	25,203	(1,477)	4,921	25,044	(12,408)	—	—	41,283
Total	76,687	(575)	4,921	137,004	(76,235)	—	—	141,802

(1)	Recorded in income under item “Net Financial income (expense)”.
(2)	Recorded in equity under item “Accumulated other comprehensive income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of December 31, 2023		As of December 31, 2022
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$

Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	34,363	(696)	100,519	(997)
Subtotal	34,363	(696)	100,519	(997)

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	88,483	(2,721)	41,283	(1,263)
Subtotal	88,483	(2,721)	41,283	(1,263)
Total	122,846	(3,417)	141,802	(2,260)

With the purpose of determining the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered reasonable, taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$

Assets
Cash and due from banks	2,464,648	2,764,884	2,464,648	2,764,884
Transactions in the course of collection	415,505	772,196	415,505	772,196
Subtotal	2,880,153	3,537,080	2,880,153	3,537,080
Financial assets at amortized cost:
Rights from resale agreements and securities lending	71,822	54,061	71,822	54,061
Debt financial instruments	1,431,083	902,355	1,368,416	836,527
Loans and advances to Banks:
Domestic banks	—	—	—	—
Central Bank of Chile	2,100,933	1,801,100	2,100,933	1,801,100
Foreign banks	418,247	373,015	412,662	369,526
Subtotal	4,022,085	3,130,531	3,953,833	3,061,214
Loans to customers, net:
Commercial loans	19,624,909	19,871,510	19,193,778	19,161,774
Residential mortgage loans	12,269,148	11,386,851	11,656,071	11,138,046
Consumer loans	4,937,679	4,658,051	5,025,163	4,608,041
Subtotal	36,831,736	35,916,412	35,875,012	34,907,861
Total	43,733,974	42,584,023	42,708,998	41,506,155

Liabilities
Transactions in the course of payment	356,871	681,792	356,871	681,792
Financial liabilities at amortized cost:
Current accounts and other demand deposits	13,321,660	13,383,232	13,321,660	13,383,232
Saving accounts and time deposits	15,365,562	14,157,141	15,363,772	14,140,995
Obligations by repurchase agreements and securities lending	157,173	216,264	157,173	216,264
Borrowings from financial institutions	5,360,715	5,397,676	5,152,776	4,844,427
Debt financial instruments issued:
Letters of credit for residential purposes	1,433	2,328	1,533	2,466
Letters of credit for general purposes	11	49	12	52
Bonds	9,358,621	9,265,570	9,090,188	9,030,443
Other financial obligations	339,305	344,030	339,327	363,809
Subtotal	43,904,480	42,766,290	43,426,441	41,981,688
Financial instruments of regulatory capital issued:
Subordinate bonds	1,039,814	1,010,905	1,035,801	1,002,250
Total	45,301,165	44,458,987	44,819,113	43,665,730

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of December 31, 2023 and 2022:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and due from banks	2,464,648	2,764,884	—	—	—	—	2,464,648	2,764,884
Transactions in the course of collection	415,505	772,196	—	—	—	—	415,505	772,196
Subtotal	2,880,153	3,537,080	—	—	—	—	2,880,153	3,537,080
Financial assets at amortized cost:
Rights from resale agreements and securities lending	71,822	54,061	—	—	—	—	71,822	54,061
Debt financial instruments	1,368,416	836,527	—	—	—	—	1,368,416	836,527
Loans and advances to Banks:
Domestic banks	—	—	—	—	—	—	—	—
Central Bank of Chile	2,100,933	1,801,100	—	—	—	—	2,100,933	1,801,100
Foreign banks	—	—	—	—	412,662	369,526	412,662	369,526
Subtotal	3,541,171	2,691,688	—	—	412,662	369,526	3,953,833	3,061,214
Loans to customers, net:
Commercial loans	—	—	—	—	19,193,778	19,161,774	19,193,778	19,161,774
Residential mortgage loans	—	—	—	—	11,656,071	11,138,046	11,656,071	11,138,046
Consumer loans	—	—	—	—	5,025,163	4,608,041	5,025,163	4,608,041
Subtotal	—	—	—	—	35,875,012	34,907,861	35,875,012	34,907,861
Total	6,421,324	6,228,768	—	—	36,287,674	35,277,387	42,708,998	41,506,155

Liabilities
Transactions in the course of payment	356,871	681,792	—	—	—	—	356,871	681,792
Financial liabilities at amortized cost:
Current accounts and other demand deposits	13,321,660	13,383,232	—	—	—	—	13,321,660	13,383,232
Saving accounts and time deposits	—	—	—	—	15,363,772	14,140,995	15,363,772	14,140,995
Obligations by repurchase agreements and securities lending	157,173	216,264	—	—	—	—	157,173	216,264
Borrowings from financial institutions	—	—	—	—	5,152,776	4,844,427	5,152,776	4,844,427
Debt financial instruments issued:
Letters of credit for residential purposes	—	—	1,533	2,466	—	—	1,533	2,466
Letters of credit for general purposes	—	—	12	52	—	—	12	52
Bonds	—	—	9,090,188	9,030,443	—	—	9,090,188	9,030,443
Other financial obligations	—	—	—	—	339,327	363,809	339,327	363,809
Subtotal	13,478,833	13,599,496	9,091,733	9,032,961	20,855,875	19,349,231	43,426,441	41,981,688
Financial instruments of regulatory capital issued:
Subordinate bonds	—	—	—	—	1,035,801	1,002,250	1,035,801	1,002,250
Total	13,835,704	14,281,288	9,091,733	9,032,961	21,891,676	20,351,481	44,819,113	43,665,730

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:	Liabilities:
- Cash and deposits in banks	- Current accounts and other demand deposits
- Transactions in the course of collection	- Transactions in the course of payments
- Investment under resale agreements and securities loans	- Obligations under repurchase agreements and securities loans
- Loans and advance to domestic banks (including the Central Bank of Chile)

●	Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Debt financial instruments at amortized cost: The fair value is calculated with the methodology of the Stock Exchange, using the IRR observed in the market. Because the instruments that are in this category correspond to Treasury Bonds that are Benchmark, they are classified in Level 1.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions (including the Central Bank of Chile), Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including capitals and accrued interest as of December 31, 2023 and 2022. As these are for trading and Financial instrument at fair value through other comprehensive income are included at their fair value:

	December 2023
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,464,648	—	—	—	2,464,648	—	—	—	—	2,464,648
Transactions in the course of collection	—	415,505	—	—	415,505	—	—	—	—	415,505
Financial assets held for trading at fair value through profit or loss
Derivative contracts financial	—	56,847	130,507	309,218	496,572	560,641	314,649	663,514	1,538,804	2,035,376
Debt financial instruments	—	3,363,624	—	—	3,363,624	—	—	—	—	3,363,624
Others	—	409,328	—	—	409,328	—	—	—	—	409,328
Financial assets at fair value through other comprehensive income	—	180,968	721,297	1,790,913	2,693,178	257,310	478,175	357,862	1,093,347	3,786,525
Derivative contracts financial for hedging purposes	—	—	—	14,321	14,321	1,530	21,062	12,152	34,744	49,065
Financial assets at amortized cost
Rights from resale agreements and securities lending	—	61,005	10,322	495	71,822	—	—	—	—	71,822
Debt financial instruments	—	—	—	507,203	507,203	478,818	128,728	316,334	923,880	1,431,083
Loans and advances to Banks (*)	—	2,216,942	73,506	229,483	2,519,931	—	—	—	—	2,519,931
Loans to customers, net (*)	—	5,428,312	2,587,416	6,993,529	15,009,257	7,092,458	3,965,966	11,533,023	22,591,447	37,600,704
Total financial assets	2,464,648	12,132,531	3,523,048	9,845,162	27,965,389	8,390,757	4,908,580	12,882,885	26,182,222	54,147,611

	December 2023
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Transactions in the course of payment	—	356,871	—	—	356,871	—	—	—	—	356,871
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial	—	57,324	141,764	319,273	518,361	566,762	431,076	680,722	1,678,560	2,196,921
Others	—	2,160	126	—	2,286	19	—	—	19	2,305
Derivative contracts financial for hedging purposes	—	—	—	—	—	20,505	3,189	136,908	160,602	160,602
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,321,660	—	—	—	13,321,660	—	—	—	—	13,321,660
Saving accounts and time deposits (**)	—	10,037,240	3,459,981	1,450,857	14,948,078	60,622	595	542	61,759	15,009,837
Obligations by repurchase agreements and securities lending	—	157,015	158	—	157,173	—	—	—	—	157,173
Borrowings from financial institutions	—	176,910	65,902	5,091,283	5,334,095	26,620	—	—	26,620	5,360,715
Debt financial instruments issued		—
Letters of credit	—	175	282	416	873	171	80	320	571	1,444
Bonds	—	52,443	186,629	956,608	1,195,680	2,138,820	2,075,249	3,948,872	8,162,941	9,358,621
Other financial obligations	—	339,293	—	12	339,305	—	—	—	—	339,305
Lease liabilities	—	2,181	4,314	16,655	23,150	35,619	27,835	14,876	78,330	101,480
Financial instruments of regulatory capital issued	—	1,472	—	113,256	114,728	18,826	10,216	896,044	925,086	1,039,814
Total financial liabilities	13,321,660	11,183,084	3,859,156	7,948,360	36,312,260	2,867,964	2,548,240	5,678,284	11,094,488	47,406,748
Mismatch	(10,857,012)	949,447	(336,108)	1,896,802	(8,346,871)	5,522,793	2,360,340	7,204,601	15,087,734	6,740,863

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$768,968 million for loans to customers and Ch$751 million for borrowings from financial institutions.

(**)	Excludes term saving accounts, which amount to Ch$355,725 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	December 2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,764,884	—	—	—	2,764,884	—	—	—	—	2,764,884
Transactions in the course of collection	—	772,196	—	—	772,196	—	—	—	—	772,196
Financial assets held for trading at fair value through profit or loss
Derivative contracts financial	—	174,943	243,091	637,830	1,055,864	701,848	415,817	786,500	1,904,165	2,960,029
Debt financial instruments	—	3,433,745	—	—	3,433,745	—	—	—	—	3,433,745
Others	—	257,325	—	—	257,325	—	—	—	—	257,325
Financial assets at fair value through other comprehensive income	—	71,345	231,925	2,143,838	2,447,108	718,241	80,008	722,035	1,520,284	3,967,392
Derivative contracts financial for hedging purposes	—	—	—	15,863	15,863	443	8,052	2,719	11,214	27,077
Financial assets at amortized cost
Rights from resale agreements and securities lending	—	35,549	14,324	4,188	54,061	—	—	—	—	54,061
Debt financial instruments	—	—	—	—	—	16,280	445,624	440,451	902,355	902,355
Loans and advances to Banks (*)	—	1,904,367	63,396	207,029	2,174,792	—	—	—	—	2,174,792
Loans to customers, net (*)	—	4,940,664	2,937,024	6,830,834	14,708,522	7,403,768	3,752,730	10,829,784	21,986,282	36,694,804
Total financial assets	2,764,884	11,590,134	3,489,760	9,839,582	27,684,360	8,840,580	4,702,231	12,781,489	26,324,300	54,008,660

	December 2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Transactions in the course of payment	—	681,792	—	—	681,792	—	—	—	—	681,792
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial	—	167,937	222,880	588,342	979,159	692,759	465,828	963,736	2,122,323	3,101,482
Others	—	4,355	1,916	—	6,271	—	—	—	—	6,271
Derivative contracts financial for hedging purposes	—	—	—	1,462	1,462	20,240	15,639	185,675	221,554	223,016
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,383,232	—	—	—	13,383,232	—	—	—	—	13,383,232
Saving accounts and time deposits (**)	—	9,342,195	2,962,617	1,324,088	13,628,900	113,901	5,940	655	120,496	13,749,396
Obligations by repurchase agreements and securities lending	—	216,212	52	—	216,264	—	—	—	—	216,264
Borrowings from financial institutions	—	289,675	84,391	675,089	1,049,155	4,348,521	—	—	4,348,521	5,397,676
Debt financial instruments issued						—	—	—
Letters of credit	—	338	364	528	1,230	744	39	364	1,147	2,377
Bonds	—	38,469	173,248	1,248,410	1,460,127	1,895,121	2,282,248	3,628,074	7,805,443	9,265,570
Other financial obligations	—	343,943	11	54	344,008	22	—	—	22	344,030
Lease liabilities	—	2,618	7,644	17,353	27,615	27,634	15,009	19,111	61,754	89,369
Financial instruments of regulatory capital issued	—	1,153	—	117,262	118,415	20,157	12,345	859,988	892,490	1,010,905
Total financial liabilities	13,383,232	11,088,687	3,453,123	3,972,588	31,897,630	7,119,099	2,797,048	5,657,603	15,573,750	47,471,380
Mismatch	(10,618,348)	501,447	36,637	5,866,994	(4,213,270)	1,721,481	1,905,183	7,123,886	10,750,550	6,537,280

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$778,392 million for loans to customers and Ch$677 million for borrowings from financial institutions.

(**)	Excludes term saving accounts, which amount to Ch$407,745 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

46.	Financial and Non-Financial Assets and Liabilities by Currency:

As of December 31, 2023

	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	26,148,436	21,213,688	145,584	5,593,508	—	42,300	176,380	3,988	18,085	16,225	19,698	53,377,892
Non-Financial assets	2,024,900	30,487	13,710	344,211	—	23	1,290	1	—	—	38	2,414,660
Total Assets	28,173,336	21,244,175	159,294	5,937,719	—	42,323	177,670	3,989	18,085	16,225	19,736	55,792,552

Liabilities
Financial liabilities	29,851,084	10,433,590	278	6,018,902	—	9,951	195,818	291,397	226,389	5,716	729,348	47,762,473
Non-Financial liabilities	2,184,491	350,671	721	252,956	—	47	3,811	6	12	5	74	2,792,794
Total Liabilities	32,035,575	10,784,261	999	6,271,858	—	9,998	199,629	291,403	226,401	5,721	729,422	50,555,267

Mismatch of Financial Assets and Liabilities (*)	(3,702,648)	10,780,098	145,306	(425,394)	—	32,349	(19,438)	(287,409)	(208,304)	10,509	(709,650)	5,615,419

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

As of December 31, 2022

	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	27,002,192	19,662,498	118,265	6,164,921	—	40,693	191,526	2,646	13,243	14,491	19,116	53,229,591
Non-Financial assets	1,676,512	25,186	4,625	318,509	—	23	911	—	—	—	5	2,025,771
Total Assets	28,678,704	19,687,684	122,890	6,483,430	—	40,716	192,437	2,646	13,243	14,491	19,121	55,255,362

Liabilities
Financial liabilities	29,120,086	10,560,342	233	6,624,182	—	23,466	237,470	364,359	194,286	3,485	751,216	47,879,125
Non-Financial liabilities	1,981,737	209,270	355	323,996	—	28	2,106	56	37	117	208	2,517,910
Total Liabilities	31,101,823	10,769,612	588	6,948,178	—	23,494	239,576	364,415	194,323	3,602	751,424	50,397,035

Mismatch of Financial Assets and Liabilities (*)	(2,117,894)	9,102,156	118,032	(459,261)	—	17,227	(45,944)	(361,713)	(181,043)	11,006	(732,100)	5,350,466

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report:

(1)	Introduction:

Banco de Chile seeks to maintain a risk profile that ensures the sustainable growth that is aligned with its strategic objectives, maximizing value creation and guarantee its long-term solvency. Global risk management takes into consideration the different business segments served by the Bank, being approached from a comprehensive and differentiated perspective.

Our risk management policies are established in order to identify and analyze the risks faced by the Bank, set appropriate risk limits, alerts and controls, monitor risks and compliance with limits and alerts in order to carry out the necessary action plans. Through its administration policies and procedures, the Bank develops a disciplined and constructive control environment. Policies as well as risk management standards, procedures and systems are regularly reviewed.

For this, the Bank has teams with extensive experience and knowledge in each area associated with risks, ensuring comprehensive and consolidated management of the same, including the Bank and its subsidiaries.

(a)	Risk Management Structure

Credit, Market and Operational Risk Management are at the all levels of the Organization, with a Corporate Governance structure that recognizes the relevance of the different risk areas that exist.

The Bank’s Board of Directors Board of Directors of Banco de Chile establishes the risk policies, the Risk Appetite Framework, and the guidelines for the development, validation and monitoring of models. Likewise, it approves the provision models, the Additional Provisions Policy and pronounces annually on the sufficient provisions. Also, it ratifies the strategies, policies, functional structure and comprehensive management model of Operational Risk and is in charge of guaranteeing the consistency of this model with the Bank’s strategy, ensuring proper implementation of the model in the organization. Along with this, it establishes the Subsidiary Risk Control Policy, describing the supervision scheme that the Bank applies to the relevant subsidiaries to control the risks that affect them. For its part, the Administration is responsible both for the establishment of standards and associated procedures as well as for the control and compliance with the disposed by the Board of Directors, ensuring that there is consistency between the criteria applied by the Bank and its subsidiaries, maintaining strict coordination at the corporate level and informing the Board of Directors in the defined instances.

The Bank’s Corporate Governance considers the active participation of the Board, acting directly or through different committees made up of Directors and Senior Management. It is permanently informed of the evolution of the different risk areas, participating through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee and Higher Operational Risk Committee, in which the status of credit, market and operational risks are reviewed. These committees are described in the following paragraphs.

Risk Management is developed jointly by the Wholesale Credit Risk Division, the Retail Credit Risk and Global Risk Control Division and the Cybersecurity Division, which constitute the corporate risk governance structure, which by having highly experienced and specialized teams, together with a robust regulatory framework, allow optimal and effective management of the matters they address.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

The Wholesale Credit Risk Division and the Retail Credit Risk and Global Risk Control Division contribute to providing effective governance to the Corporation’s main risks, with a focus on optimizing the risk-return relationship, ensuring business continuity and generating a robust risk culture. They identify potential losses derived from the non-compliance of counterparties, movements in market factors or the lack of adequacy of processes, people or systems, contributing comprehensively to capital management.

Likewise, they continuously manage risk knowledge from a comprehensive approach, in order to contribute to the business and anticipate threats that may damage the solvency and quality of the portfolio, permeating a unique risk culture towards the Corporation, promoting training and permanent education.

Both Divisions are responsible for credit risk in the admission, monitoring and recovery phases for the different business segments. The Wholesale Credit Risk Division has in its structure the Market Risk Management that develops the function of measurement, limitation, control and reporting of said risk along with the definition of valuation standards and management of the Bank’s assets and liabilities.

In turn, in the Retail Credit Risk and Global Risk Control Division, the Admissions Area, among its functions, develops the regulatory framework in matters of credit risk, and the Risk Models Area, which develops the different methodologies related to credit risk. Likewise, in this Division, model monitoring, validation and model risk management are carried out by the respective areas that deal with these matters, ensuring the independence of the function.

This Division also has the Operational Risk and Business Continuity Management, in charge of managing and supervising the application of the policies, rules and procedures in each of these areas within the Bank and Subsidiaries. For these purposes, the Operational Risk Management is in charge of guaranteeing the identification and efficient management of operational risks and promoting a culture in terms of risks to prevent financial losses and improve the quality of the processes, as well as proposing continuous improvements to risk management, aligned with regulatory requirements and business objectives.

In addition to the above, the Business Continuity Management manages the strategy and control of continuity in the operational and technological field, through plans and controlled tests to reduce the impact of disruptive events that may affect the Bank. Additionally, there is the role and responsibilities of the Information Security Officer (ISO), with an independent function in charge of designing and implementing a monitoring environment for the adequate definition and implementation of the information security strategy and controls and cybersecurity, as well as the independence of the control functions of the Cybersecurity Division.

In both Operational Risk and Business Continuity, its methodologies, controls and scope are applied at the Banco de Chile level and are replicated in the subsidiaries, guaranteeing their homologation to the Bank’s global management model.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

For its part, the Cybersecurity Division is responsible for defining, implementing and reporting the progress of the Strategic Cybersecurity Plan in line with the Bank’s business strategy, one of its main focuses being to protect internal information, that of its customers and collaborators.

This Division is comprises by the Cybersecurity Engineering Management, the Cyber Defense Management, the Strategic Management Deputy Management and the Cyber Intelligence and Advanced Analytics Deputy Management. Also included are the Technological Risk Management and the Cybersecurity and Subsidiaries Management Department, as control units. The responsibilities of the aforementioned Managements and Deputy Managements are described in Section 5 of this Note.

(i) Finance, International and Financial Risk Committee

The objectives of this committee are to monitor and continuously review the liquidity status and, trends in the most important financial positions, as well as the their associated results, and their price and liquidity risks that are generated. Some of its specific functions include, the review of the proposal to the Board of Directors of the Risk Appetite Framework (RAF), the Financing Plan and the structure of limits and alerts for price and liquidity risks, reviewing and approving the Comprehensive Risk Measurement (CRM) for subsequent review in the Capital Management Committee and later approval by the Board of Directors, the design of policies and procedures related to the establishment of limits and alerts for price risk and liquidity risk; reviewing the evolution of financial positions and market risks; monitoring limit excesses and alert activations; ensuring adequate identification of risk factors in financial positions; ensuring that the price and liquidity risk management guidelines in the Bank’s subsidiaries are consistent with those of the latter, and that these are reflected in their own policies and procedures.

(ii) Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the sufficient attributions to take decisions required.

Each committee defines the terms and conditions under which the Bank accepts counterparty risks and the Wholesale Credit Risk and Retail Credit Risk Divisions and Global Risk Control participate independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts to approve and have different meeting periodicities.

Within the risk management structure of the Bank, the maximum approval instance is the Credit Committee of Directors. Its functions are to resolve all credit transactions associated with customers and economic groups with approved lines of credit in excess of UF750,000, and to approve all credit transactions where the bank’s internal regulations require approval from this Committee, except for any special powers delegated by the board to management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(iii) Portfolio Risk Committee

The Portfolio Risk Committee must understand the composition, concentration and risks attached to the bank’s loan portfolio, from a global, sectoral and business unit perspective, review and approve the comprehensive risk measurement (CRM) and the Credit Risk Appetite Framework (RAF) in the area of credit risk; It must review the main debtors, their delinquency, past-due portfolio and impairment indicators, together with the write-offs and loan portfolio provisions for each segment. It must propose differentiated management strategies, as well as analyzing and agreeing on the and analyze credit policy proposals that will be approved by theto be approved by the board of directors. This committee also reviews and ratifies the approvals of management models and methodologies Also, this committee is responsible for reviewing and ratifying the approvals of management models and methodologies previously carried out by the Technical Committee for the Supervision of Internal Models, as well as proposing the regulatory models and methodologies for final approval by the Board of Directors.

(iv) Technical Committee for the Supervision of Internal Models

Among other functions, this committee must ensure compliance with the main guidelines to be used for the construction of models; analyze the adopted criteria and review and approve methodologies associated with non-regulatory models, which must be submitted to the Portfolio Risk Committee for consideration, for final ratification; In the case of regulatory models, this Committee is limited to its review, leaving approval in the hands of the Portfolio Risk Committee and subsequently the Board of Directors. It is also in charge of monitoring the quality of internal models, according to the specific guidelines on this matter, which are also approved by the board of directors.

(v) Model Risk Management Committee

Its main function is to establish and supervise the model risk management framework and the corresponding methodologies at the institutional level. Among other matters, this committee reviews and discusses the identification and evaluation of model risks based on aggregate results, ensures the updating of the inventory of institutional models and submits the Model Risk Management Policy to the Board of Directors for review and approval.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(vi) Senior Operational Risk

The Senior Operational Risk Committee makes any necessary changes to the processes, controls and information systems that support the bank’s transactions, in order to mitigate operational risks, and assure that areas can appropriately manage and control these risks.

This committee has many functions dedicated to supervising appropriate operational risk management at the bank and its subsidiaries, and for implementing the policies, standards and methods associated with the bank’s comprehensive operational risk management model. It plans initiatives to develop it and publishes them throughout the bank. It promotes a culture of operational risk management within the bank and its subsidiaries. It reviews integral risk measurement for operational risks. It approves the bank’s operational risk appetite framework. It ensures compliance with the regulatory framework; become aware of the main frauds, incidents, events and their root causes, impacts and corrective measures; ensure the long-term solvency of the organization, avoiding risk factors that may jeopardize the continuity of the Bank. It reviews new products and services, verifies the consistency of associated policies across the bank’s subsidiaries, monitors their compliance, and reviews operational risk management at subsidiaries; become aware of the level of risk to which the bank is exposed in its outsourced services, among others.

(vii) Operational Risk Committee

The committee is empowered to trigger the necessary changes in the processes, procedures, controls and information systems that support the operation of Banco de Chile, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks.

Among the main functions of the Operational Risk Committee are: regarding the ddevelopingment of thea comprehensive operational risk management model, ensuring the implementation and/or updating of the regulatory framework, plans and initiatives for the development of the model and its dissemination in the organization; promote a culture of operational risk management at all levels of the Bank; become aware of the results obtained in the comprehensive measurement of operational risk; review the operational risk appetite framework; ensure the current regulatory framework in matters that are limited to operational risk; review the level of exposure to operational risk of the Bank and the main risks to which it is exposed; become aware of the main frauds, incidents, operational events and their root causes, impacts and corrective measures as appropriate, as well as operational risk assessments; propose, agree on and/or prioritize strategies to mitigate the main operational risks; ensure the long-term solvency of the organization; ensure that Operational Risk policies are aligned with the Bank’s objectives and strategies; become aware of the level of risk to which the bank is exposed in its outsourced services, among others.

(viii) Capital Management Committee

The main purpose of this committee is to assess, monitor and review capital adequacy in accordance with the principles in the bank’s capital management policy and its risk framework, to ensure that capital resources are adequately managed, the CMF’s principles are respected, and the bank’s medium-term sustainability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(a)	Internal Audit

The risk management processes of the entire Bank are permanently audited by the Internal Audit Area, which examines the sufficiency of the procedures and their compliance. Internal Audit discusses the results of all evaluations with the administration and reports its findings and recommendations to the Board of Directors through the Audit Committee.

(b)	Measurement Methodology

Regarding to Credit Risk, provision levels and portfolio expenses are the basic measures for determining the credit quality of our portfolio.

Banco de Chile permanently evaluates its loan portfolio, timely recognizing the associated level of risk of the loan portfolio. To this end, there are guidelines for the generation of credit risk models, covering management models (reactive and proactive admission models and collection models), provision models (both under local regulations in accordance with the instructions issued by the CMF, as well as under IFRS criteria) and stress tests that are part of the Bank’s effective equity self-assessment process. The Board of Directors approves these guidelines and the models developed.

For the purposes of covering losses in the event of customers payment default, the Bank determines the level of provisions that must be established based on the following:

-	Individual evaluation: mainly applies to the Bank’s portfolio of legal persons that, due to their size, complexity or indebtedness, requires a more detailed level of knowledge and a case-by-case analysis. Each debtor is assigned one of the 16 risk categories defined by the CMF, in order to establish the provisions in a timely and appropriate manner. The review of the portfolio risk classifications is carried out permanently considering the financial situation, payment behavior and the environment of each client.

-	Group evaluation: mainly applies to the portfolio of natural persons and smaller companies. These assessments are carried out monthly through statistical models that allow estimating the level of provisions necessary to cover the portfolio risk; in the case of commercial and mortgage portfolios, these results are contrasted with the standard models provided by the regulator, with the resulting provision being the largest between both methods. The consistency analysis of the models is carried out through an independent validation of the unit that develops them and, subsequently, through the analysis of retrospective tests that allow to compare the real losses with the expected ones.

In order to validate the quality and robustness of the risk assessment processes, the Bank annually performs a test of the sufficiency of provisions for the total loan portfolio, thus verifying that the provisions established are sufficient to cover the losses that could derive from the credit operations granted. The result of this analysis is presented to the Board of Directors, who manifests itself on the sufficiency of the provisions in each fiscal year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

Banco de Chile establishes additional provisions with the objective of protecting itself from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. At least once a year, the amount of additional provisions to be constituted or released is annually proposed to the Portfolio Risk Committee and subsequently to the Board of Directors for approval.

During this year, the Bank maintainskept without modifications the amount of additional provisions established.

The monitoring and control of risks are carried out mainly based on limits established by the Board of Directors. These limits reflect the Bank’s business and market strategy, as well as the level of risk that it is willing to accept, with additional emphasis on the selected industries.

The Bank develops its capital planning process in an integrated manner with its strategic planning, in line with the risks inherent to its activity, the economic and competitive environment, its business strategy, corporate values, as well as its governance, management and risk control. As part of the capital planning process and, in line with what is required by the regulator, Risk-Weighted Assets and stress tests are obtained in the dimensions of credit, market and operational risk, as well as the Comprehensive Measurement of financial and non-financial risks.

The Bank annually reviews and updates its Risk Appetite Framework, approved by the Board of Directors, through which it is possible to identify, evaluate, measure, mitigate and control proactively and in advance all relevant risks that could materialize in the normal course of their business. To this end, the Bank uses different management tools and defines an adequate structure of alerts and limits, which are part of said Framework, which allow it to constantly monitor the performance of different indicators and implement timely corrective actions, in the event that are required. The result of these activities is part of the annual self-assessment report of effective equity approved by the Board of Directors and reported to the CMF.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk:

Credit risk considers the likelihood that the counterparty in the credit operation will not be able to fulfill its contractual obligation due to incapacity or financial insolvency, and this leads to a potential credit loss.

The Bank seeks an adequate risk-return relation and an appropriate balance of the risks assumed, through a permanent credit risk management considering the processes of admission, monitoring and recovery of the loans granted. Establishes the risk management framework for the different business segments it serves, responding to regulatory demands and commercial dynamism, being part of the digital transformation and contributing from a risk perspective to the various businesses addressed, through a vision of the portfolio that allows managing, resolving and controlling the business approval and monitoring process in an efficient and proactive manner.

In the business segments, the application of additional management processes is taken into consideration, to the extent required, for those financing requests that that will have a greater exposure to environmental and/or social risks.

The Bank integrates the socio-environmental criteria in its evaluations for the granting of financing destined to the development of projects, whether national or regional and that can generate an impact of this type, where they are executed. For the financing of projects, they must have the corresponding permits, authorizations, patents and studies, according to the impact they generate. In addition, the Bank has specialized units for serving large clients, through which the financing of project development is concentrated, including those of Public Works concessions that contemplate the construction of infrastructure, mining, electrical, real estate developments that can generate an environmental impact.

In matters of risks related to climate change, during 2023 progress has beenwas made in the methodologies used to identify risks related to the climate factor in the portfolio. This includes conducting various specialized training on ESG risk matters to executives from different divisions, including risk executives, strengthening the Bank’s ability to proactively address these emerging challenges.

Credit policies and processes materialize in the following management principles, which are addressed with a specialized approach according to the characteristics of the different markets and segments served, recognizing the singularities of each one of them:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

1.	Apply a rigorous evaluation in the admission process, based on established credit policies, standards and procedures, together with the availability of sufficient and accurate information. Thus, it corresponds to analyze the generation of flows and solvency of the client to meet their payment commitments and, when the characteristics of the operation merit it, must constitute adequate collateral that allow mitigating the risk incurred with the client.

2.	Have permanent and robust portfolio tracking processes, through procedures and systems that alert both the potential signs of impairment of clients, with respect to the conditions of origin, and also the possible business opportunities with those that present a better payments quality and behavior.

3.	To develop credit risk modeling guidelines, in regulatory aspects and management, for efficient decision-making at different stages of the credit process.

4.	Have a collection structure with timely, agile and effective processes that allow management to be carried out in accordance with the different types of clients and the types of breaches that arise, always in strict adherence to the regulatory framework and the Bank’s reputational definitions.

5.	Maintain an efficient administration in work teams organization, tools and availability of information that allow an optimal credit risk management.

Based on these management principles, the credit risk divisions contribute to the business and anticipate threats that may affect the solvency and quality of the portfolio. In particular, during the last three years the solidity of these principles and the role of credit risk have made it possible to respond adequately to the challenges derived from the pandemic, providing timely responses to clients while maintaining the solid fundamentals that characterize the Bank’s portfolio in its different segments and products.

Within the framework of risk management, a permanent and focused monitoring of the behavior of the portfolios has continued, including the evolution of the credits associated with the FOGAPE Covid, FOGAPE Reactivation programs and recently FOGAPE Chile Apoya and FOGAES.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(a)	Retail Segments:

In these segments, admission management is carried out mainly through a risk evaluation that uses scoring tools and an adequate credit attribution model to approve each operation. These evaluations take into consideration the level of indebtedness, payment capacity and the maximum acceptable exposure for the client.

For these segments, the Bank’s risk functions are segregated and distributed in the following areas:

−	Retail Admission and Regulatory, performs the evaluation of operations and clients, with specialization by products and segments. Maintains a framework of policies and standards that ensure the quality of the portfolio according to the desired risk, defining guidelines for the admission of clients and their respective parameterization in the evaluation systems. These definitions are released to commercial and risk areas through programs and continuous training, and their application is monitored through credit review processes.

−	Risk Model, is responsible for developing, maintaining and updating credit risk models, whether for regulatory or management uses, in accordance with local and international regulations, determining the most appropriate functional specifications and statistical techniques for the development of the required models. These models are validated by the Model Risk and Internal Control Management and presented to the corresponding government bodies, such as the Technical Committee for the Supervision and Development of Internal Models, the Portfolio Risk Committee or the Board of Directors, as appropriate.

−	Model Risk and Internal Control, its purpose is to manage the risks associated with models and their processes, for which it relies on the functions of model validation, model risk management and internal control.

Model validation is responsible for carrying out an independent review of risk models, including risk-weighted assets and stress tests, both in the construction and implementation stages of these models. It considers the validation of compliance with the guidelines established by the Board of Directors, addressing aspects such as governance, data quality, modeling techniques, implementation, methodological and parametric analysis, and documentation. The results of the review are presented and placed in consideration of the respective Committees, as appropriate.

Model risk management is responsible for monitoring and ensuring compliance with the activities associated with the state in which the models are according to their life cycle.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

For its part, the internal control function ensures the maintenance of a control model aligned with performance, financial and operational objectives, and the protection of its assets against possible losses. The foregoing has the consequence of ensuring the reliability and transparency of the financial and non-financial information generated by the Bank. For this, a periodic evaluation process is carried out, based on the risks that could have a material impact and which is carried out through the evaluation of the design and operational effectiveness of the identified controls and thus be able to comply with the operating, information and compliance objectives.

−	Retail Tracking and Models, is in charge of measuring the behavior of portfolios especially through the monitoring of the main indicators of the aggregate portfolio and the analysis of layers, reported in management reports, generating relevant information for decision-making in different instances defined. Also, special follow-ups are generated according to relevant events in the environment. This Area ensures that the different strategies executed meet the risk quality objectives that determined their implementation.

For its part, through the risk model monitoring function, they are monitored, ensuring compliance with the standards defined to ensure their predictive and discriminating power.

Additionally, this Area is responsible for managing the process for calculating provisions for credit risk, ensuring the correct execution of the processes and results obtained.

−	Collection performs a cross-collection management in the Bank and defines refinancing criteria through the establishment of predefined renegotiation guidelines to solve the indebtedness of viable customers and with payment intentions, maintaining an adequate risk-return ratio, together with the incorporation of robust tools for a differentiated collection management according to the institutional policies and with strict adherence to the current regulatory framework.

In this sense, the Bank has specific regulations related to the collection and normalization of clients, which makes it possible to ensure the quality of the portfolio in accordance with credit policies and the desired risk appetite framework. Through collection management, the attention of clients with temporary flow problems is favored, debt normalization plans are proposed to viable clients, in such a way that it is possible to maintain the relationship in the long term once their situation is regularized, the recovery of assets at risk is maximized and the necessary collection actions are carried out, in a timely manner, to ensure the recovery of debts or reduce potential loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(b)	Wholesale Segments:

In these segments, admission management is carried out through an individual evaluation of the client and the relationship of the rest of the group with the Bank is also considered if it belongs to a group of companies. This individual evaluation - and group if applicable - considers, among others, generation capacity, financial situation with emphasis on equity solvency, exposure levels, industry variables, evaluation of partners and management, and aspects of the operation such as financing structure, term, products and possible collaterals.

The indicated evaluation is supported by a rating model that allows greater homogeneity in the evaluation of the client and his group. This evaluation also includes specialized areas in some segments that by their nature require expert knowledge, such as real estate, construction, agriculture, financial, international, among others.

In a centralized manner, a permanent monitoring of the portfolio is carried at the individual level off business segments and economic sectors, based on periodically updated information from both the client and the industry, through the use of robust management tools. Through this process, alerts are generated that ensure the correct and timely recognition of the risk of the individual portfolio and the special conditions established in the admission stage are monitored, such as controls of financial covenants, coverage of certain collaterals and conditions imposed at the time of approval.

Additionally, within the Admission areas, joint monitoring tasks are carried out that allow monitoring the development of operations from their gestation to their recovery, with the aim of ensuring the correct and timely identification of portfolio risks, and to manage in advance those cases with higher risk levels.

Upon detection of clients that show signs of impairment or default with any condition, the commercial area to which the client belongs, together with the Wholesale Credit Risk Division, establish action plans for their regularization. In those more complex cases where specialized management is required, the Special Assets Management area, belonging to the Wholesale Credit Risk Division, is directly in charge of collection management, establishing action plans and negotiations based on the particular characteristics of each client.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(c)	Portfolio Concentration:

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of December 31, 2023 and 2022, does not exceed 10% of the Bank’s effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2023:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,536,512	811,198	27,492	9	89,437	2,464,648

Financial assets held for trading at fair value through profit or loss

Derivative contracts Financial
Forwards (*)	129,596	13,712	27,450	—	41,717	212,475
Swaps (**)	739,444	59,478	856,718	—	162,515	1,818,155
Call Options	1,939	248	955	—	293	3,435
Put Options	542	70	654	—	45	1,311
Futures	—	—	—	—	—	—
Subtotal	871,521	73,508	885,777	—	204,570	2,035,376

Debt Financial Instruments
From the Chilean Government and Central Bank	3,027,313	—	—	—	—	3,027,313
Other debt financial instruments issued in Chile	336,311	—	—	—	—	336,311
Financial debt instruments issued Abroad	—	—	—	—	—	—
Subtotal	3,363,624	—	—	—	—	3,363,624

Others Financial Instruments
Investments in mutual funds	405,752	—	—	—	—	405,752
Equity instruments	2,058	485	—	—	—	2,543
Others	844	145	—	—	44	1,033
Subtotal	408,654	630	—	—	44	409,328

Financial Assets at fair value through other comprehensive income

Debt Financial Instruments
From the Chilean Government and Central Bank	1,837,652	—	—	—	—	1,837,652
Other debt financial instruments issued in Chile	1,741,665	—	—	—	—	1,741,665
Financial debt instruments issued Abroad	—	207,208	—	—	—	207,208
Subtotal	3,579,317	207,208	—	—	—	3,786,525

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	—	11,975	18,712	—	18,378	49,065
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	—	11,975	18,712	-	18,378	49,065

Financial assets at amortized cost
Rights from resale agreements and securities lending	71,822	—	—	—	—	71,822

Debt Financial Instruments
From the Chilean Government and Central Bank	1,431,141	—	—	—	—	1,431,141
Impairment	(58)	—	—	—	—	(58)
Subtotal	1,431,083	—	—	—	—	1,431,083

Loans and advances to Banks
Central Bank of Chile	2,100,933	—	—	—	—	2,100,933
Domestic banks	—	—	—	—	—	—
Foreign banks	—	—	436	205,362	213,200	418,998
Subtotal	2,100,933	—	436	205,362	213,200	2,519,931

Loans to Customers, Net
Commercial loans	19,969,857	—	—	—	21,257	19,991,114
Residential mortgage loans	12,303,154	—	—	—	—	12,303,154
Consumer loans	5,306,436	—	—	—	—	5,306,436
Subtotal	37,579,447	—	—	—	21,257	37,600,704

(*)	Others includes: France Ch$33,034 million and Spain Ch$7 million.

(**)	Others includes: France Ch$38,199 million and Spain Ch$31,881 million.

(***)	Others includes: China Ch$109,229 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	590,426	—	—	1,874,222	—	—	—	—	—	—	—	—	—	—	2,464,648

Financial Assets held for trading at fair value through profit or loss
Derivative contracts Financial
Forwards	—	—	—	124,644	15,853	6,396	132	1,834	3,529	3	1,074	1,589	57,421	—	212,475
Swaps	—	—	243	1,739,380	2,610	10,797	—	15,664	3,848	2,609	24,116	14,914	3,974	—	1,818,155
Call Options	—	—	—	1,899	422	252	—	—	834	—	—	—	28	—	3,435
Put Options	—	—	—	809	277	212	—	—	—	—	—	—	13	—	1,311
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	243	1,866,732	19,162	17,657	132	17,498	8,211	2,612	25,190	16,503	61,436	—	2,035,376

Debt Financial Instruments
From the Chilean Government and Central Bank	2,799,442	227,871	—	—	—	—	—	—	—	—	—	—	—	—	3,027,313
Other debt financial instruments issued in Chile	—	—	—	336,311	—	—	—	—	—	—	—	—	—	—	336,311
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	2,799,442	227,871	—	336,311	—	—	—	—	—	—	—	—	—	—	3,363,624

Others Financial Instruments
Investments in mutual funds	—	—	—	405,752	—	—	—	—	—	—	—	—	—	—	405,752
Equity instruments	—	—	—	2,543	—	—	—	—	—	—	—	—	—	—	2,543
Others	—	—	—	1,033	—	—	—	—	—	—	—	—	—	—	1,033
Subtotal	—	—	—	409,328	—	—	—	—	—	—	—	—	—	—	409,328

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	473,642	1,364,010	—	—	—	—	—	—	—	—	—	—	—	—	1,837,652
Other debt financial instruments issued in Chile	—	—	—	1,457,305	17,791	—	—	12,507	7,277	—	4,837	—	—	241,948	1,741,665
Financial debt instruments issued Abroad	—	—	—	207,208	—	—	—	—	—	—	—	—	—	—	207,208
Subtotal	473,642	1,364,010	—	1,664,513	17,791	—	—	12,507	7,277	—	4,837	—	—	241,948	3,786,525

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	49,065	—	—	—	—	—	—	—	—	—	—	49,065
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	49,065	—	—	—	—	—	—	—	—	—	—	49,065

Financial assets at amortized cost (*)
Rights from resale agreements	—	—	—	54,329	—	—	—	—	—	—	—	—	15,189	2,304	71,822

Debt financial instruments
From the Chilean Government and Central Bank	507,261	923,880	—	—	—	—	—	—	—	—	—	—	—	—	1,431,141
Impairment	(21)	(37)	—	—	—	—	—	—	—	—	—	—	—	—	(58)
Subtotal	507,240	923,843	—	—	—	—	—	—	—	—	—	—	—	—	1,431,083

Loans and advances to Banks
Central Bank of Chile	2,100,933	—	—	—	—	—	—	—	—	—	—	—	—	—	2,100,933
Domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign banks	—	—	—	418,998	—	—	—	—	—	—	—	—	—	—	418,998
Subtotal	2,100,933	—	—	418,998	—	—	—	—	—	—	—	—	—	—	2,519,931

(*)	Economic activity of Loans and accounts receivable from customers disclosed in Note No. 13 g).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2022:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,448,441	1,227,305	24,982	8	64,148	2,764,884

Financial assets held for trading at fair value through profit or loss

Derivative contracts Financial
Forwards (*)	315,527	38,355	91,832	—	119,659	565,373
Swaps (**)	1,037,521	32,161	1,095,040	—	224,855	2,389,577
Call Options	2,321	—	—	—	—	2,321
Put Options	2,758	—	—	—	—	2,758
Futures	—	—	—	—	—	—
Subtotal	1,358,127	70,516	1,186,872	—	344,514	2,960,029

Debt Financial Instruments
From the Chilean Government and Central Bank	3,059,292	—	—	—	—	3,059,292
Other debt financial instruments issued in Chile	374,453	—	—	—	—	374,453
Financial debt instruments issued Abroad	—	—	—	—	—	—
Subtotal	3,433,745	—	—	—	—	3,433,745

Others Financial Instruments
Investments in mutual funds	250,337	—	—	—	—	250,337
Equity instruments	2,357	3,261	—	—	—	5,618
Others	763	522	—	—	85	1,370
Subtotal	253,457	3,783	—	—	85	257,325

Financial Assets at fair value through other comprehensive income

Debt Financial Instruments
From the Chilean Government and Central Bank	2,258,857	—	—	—	—	2,258,857
Other debt financial instruments issued in Chile	1,540,908	—	—	—	—	1,540,908
Financial debt instruments issued Abroad	—	167,627	—	—	—	167,627
Subtotal	3,799,765	167,627	—	—	—	3,967,392

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	118	18,368	8,142	—	449	27,077
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	118	18,368	8,142	—	449	27,077

Financial assets at amortized cost
Rights from resale agreements and securities lending	54,061	—	—	—	—	54,061

Debt Financial Instruments
From the Chilean Government and Central Bank	902,355	—	—	—	—	902,355
Subtotal	902,355	—	—	—	—	902,355

Loans and advances to Banks
Central Bank of Chile	1,801,100	—	—	—	—	1,801,100
Domestic banks	—	—	—	—	—	—
Foreign banks (***)	—	—	18,679	182,320	172,693	373,692
Subtotal	1,801,100	—	18,679	182,320	172,693	2,174,792

Loans to Customers, Net
Commercial loans	20,256,166	—	—	—	29,544	20,285,710
Residential mortgage loans	11,416,154	—	—	—	—	11,416,154
Consumer loans	4,992,940	—	—	—	—	4,992,940
Subtotal	36,665,260	—	—	—	29,544	36,694,804

(*)	Others includes: France Ch$92,885 million and Spain Ch$18,923 million.

(**)	Others includes: France Ch$62,731 million and Spain Ch$45,189 million.

(**)	Others includes: China Ch$65,362 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	384,230	—	—	2,380,654	—	—	—	—	—	—	—	—	—	—	2,764,884

Financial Assets held for trading at fair value through profit or loss
Derivative contracts Financial
Forwards	—	—	—	371,960	28,966	12,435	124	2,153	8,456	18	144	1,602	139,515	—	565,373
Swaps	—	—	—	2,311,655	9,770	9,123	—	10,148	4,236	3,848	16,166	14,493	10,138	—	2,389,577
Call Options	—	—	—	123	601	61	—	—	90	6	1	1,437	2	—	2,321
Put Options	—	—	—	752	1,412	481	—	—	5	—	21	—	87	—	2,758
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	2,684,490	40,749	22,100	124	12,301	12,787	3,872	16,332	17,532	149,742	—	2,960,029

Debt Financial Instruments
From the Chilean Government and Central Bank	3,014,768	44,524	—	—	—	—	—	—	—	—	—	—	—	—	3,059,292
Other debt financial instruments issued in Chile	—	—	—	374,453	—	—	—	—	—	—	—	—	—	—	374,453
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	3,014,768	44,524	—	374,453	—	—	—	—	—	—	—	—	—	—	3,433,745

Others Financial Instruments
Investments in mutual funds	—	—	—	250,337	—	—	—	—	—	—	—	—	—	—	250,337
Equity instruments	—	—	—	5,618	—	—	—	—	—	—	—	—	—	—	5,618
Others	—	—	—	1,370	—	—	—	—	—	—	—	—	—	—	1,370
Subtotal	—	—	—	257,325	—	—	—	—	—	—	—	—	—	—	257,325

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	—	2,258,857	—	—	—	—	—	—	—	—	—	—	—	—	2,258,857
Other debt financial instruments issued in Chile	—	—	—	1,513,240	13,591	—	—	4,934	—	—	4,639	4,504	—	—	1,540,908
Financial debt instruments issued Abroad	—	—	—	167,627	—	—	—	—	—	—	—	—	—	—	167,627
Subtotal	—	2,258,857	—	1,680,867	13,591	—	—	4,934	—	—	4,639	4,504	—	—	3,967,392

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	27,077	—	—	—	—	—	—	—	—	—	—	27,077
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	27,077	—	—	—	—	—	—	—	—	—	—	27,077

Financial assets at amortized cost (*)
Rights from resale agreements	—	—	—	43,116	469	—	—	—	—	—	—	—	7,950	2,526	54,061

Debt financial instruments
From the Chilean Government and Central Bank	—	902,355	—	—	—	—	—	—	—	—	—	—	—	—	902,355
Subtotal	—	902,355	—	—	—	—	—	—	—	—	—	—	—	—	902,355

Loans and advances to Banks
Central Bank of Chile	1,801,100	—	—	—	—	—	—	—	—	—	—	—	—	—	1,801,100
Domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign banks	—	—	—	373,692	—	—	—	—	—	—	—	—	—	—	373,692
Subtotal	1,801,100	—	—	373,692	—	—	—	—	—	—	—	—	—	—	2,174,792

(*)	Economic activity of Loans and accounts receivable from customers disclosed in Note No. 13 g).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(d)	Collaterals and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

●	For commercial loans: Residential and non-residential real estate, liens and inventory.

●	For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 246,063 collateral assets as of December 31, 2023 (244,033 in December 2022), the majority of which consist of real estate. The following table contains guarantees value:

		Guarantee
December 2023	Loans	Mortgages	Pledges	Securities	Warrants	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	15,149,334	4,157,394	204,423	610,957	3,503	4,976,277
Small Business Lending	4,841,780	3,330,145	16,097	10,464	—	3,356,706
Consumer Lending	5,306,436	363,923	607	2,633	—	367,163
Mortgage Lending	12,303,154	10,510,587	125	301	—	10,511,013
Total	37,600,704	18,362,049	221,252	624,355	3,503	19,211,159

		Guarantee
December 2022	Loans	Mortgages	Pledges	Securities	Warrants	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	15,469,444	3,993,984	193,235	590,126	4,386	4,781,731
Small Business Lending	4,816,266	3,352,055	20,294	11,700	—	3,384,049
Consumer Lending	4,992,940	364,469	912	3,364	—	368,745
Mortgage Lending	11,416,154	9,928,827	133	607	—	9,929,567
Total	36,694,804	17,639,335	214,574	605,797	4,386	18,464,092

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

●	Accelerating transactions and net payment using market values at the date of default of one of the parties.

●	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

●	Margins established with time deposits by customers who have FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(d)	Collaterals and Other Credit Enhancements, continued:

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of December 31, 2023 and 2022 amounted Ch$140,371 million and Ch$110,686 million, respectively.

The value guarantees related to past due loans but no impaired as of December 31, 2023 and 2022 amounted Ch$459,858 million and Ch$325,079 million respectively.

(e)	Credit Quality by Asset Class:

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also carries out reviews focused on companies that participate in specific economic sectors, which are affected either by macroeconomic variables or variables of the sector. In this way, it is possible to timely establish the necessary and sufficient level of provisions to cover the losses due to the eventual non-recoverability of the credits granted.

The credit quality by asset class for Consolidated Statements of Financial Position sheet items, based on the Bank’s credit rating system, is presented in Note No. 13 letter (d).

Below is the detail of the default but not impaired portfolio:

	Past due but no impaired (*)
	1 to 29 days	30 to 59 days	60 to 89 days	90 or more days
	MCh$	MCh$	MCh$	MCh$

December 2023	729.515	201.364	65.003	—
December 2022	622,379	157,852	46,762	—

(*)	These amounts include the overdue portion and the remaining balance of loans in default.

(f)	Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$21,396 million and Ch$10,149 million as of December 31, 2023 and 2022, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(g)	Renegotiated Assets:

The loans are presented as renegotiated in the balance sheet correspond to those in which the corresponding financial commitments have been restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2023	2022
Financial Assets	MCh$	MCh$

Loans and advances to banks
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—

Loans to customers, net
Commercial loans	445,462	381,171
Residential mortgage loans	266,920	251,380
Consumer loans	306,632	258,434
Subtotal	1,019,014	890,985
Total renegotiated financial assets	1,019,014	890,985

(h)	Compliance with credit limit granted to related debtors:

Below are detailed the figures for compliance with the credit limit granted to debtors related to the ownership or management of the Bank and subsidiaries, in accordance with the Article 84 No. 2 of the General Banking Law, which establishes that in no case the total of these credits may exceed the amount of its Total or Regulatory Capital:

	December 2023	December 2022
	MCh$	MCh$

Total related debt	476,459	960,640
Consolidated Total or Regulatory Capital	6,578,584	6,373,416
Limit used %	7.24%	15.07%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk:

Market Risk refers to the loss that the Bank could face due to a liquidity shortage to honor the payments, or to close financial transactions in a timely manner (Liquidity Risk), or due to adverse movements in the values of market variables (Risk Price). For its correct management, the guidelines of the Liquidity Risk Management Policy and the Market Risk Management Policy are considered, both are subject to review, at least annually, by the Market Risk Manager and approval by the Bank’s Board of Directors, at least annually.

Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank manages the Liquidity Risk in accordance with the established on the Liquidity Risk Management Policy, managing separately for each sub-category thereof; this is for Trading Liquidity Risk and Funding Liquidity Risk.

Trading Liquidity Risk is the inability to close, at current market prices, the financial positions opened mainly from the Trading Book (which is daily valued at market prices and the value differences instantly reflected in the Income Statement). This risk is controlled by establishing limits on the positions amounts of the Trading Book in accordance with what is estimated to be closed in a short time period. Additionally, the Bank incorporates a negative impact on the Income Statement whenever it considers that the size of a certain position in the Trading Book exceeds the reasonable amount, negotiated in the secondary markets, which would allow the exposure to be offset without altering market prices.

Funding Liquidity Risk refers to the Bank’s inability to obtain sufficient cash to meet its immediate obligations. This risk is managed by a minimum amount of highly liquid assets called liquidity buffer, and establishing limits and controls of internal metrics, among which the Market Access Report (“MAR”) stands out, which estimates the amount of funding that the Bank would need from wholesale financial counterparties, for the next 30 and 90 days in each of the relevant currencies of the balance sheet, to face a cash need as a result of the operation under business as usual conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The use of December within 2023 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY BCh$		MAR FCCY MUS$
	1 - 30 days	1 - 90 days		1 - 30 days

Maximum	1,858	4,180	Maximum	994
Minimum	(1,359)	917	Minimum	-131
Average	347	2,375	Average	387

The Bank also monitors the amount of assets denominated in local currency that is funded by liabilities denominated in foreign currency, including all tenors and the cash flows generated by full delivery derivatives payments. This metric is referred to as Cross Currency Funding. The bank oversees and limits this amount in order to take precautions against not only Banco de Chile’s event but also against a systemic adverse environment generated by a country risk event that might trigger lack of foreign currency funding.

The use of Cross Currency Funding within the year 2023 is illustrated below:

Cross Currency Funding MUS$

Maximum	2,359
Minimum	477
Average	1,251

The Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, maturities concentration of fund providers, the diversification of sources of funds either by type of counterparty or type of product, among others.

The evolution over time of the statement of financial ratios of the Bank is monitored in order to detect structural changes in the characteristics of the balance sheet, such as those presented in the following table and whose relevant values of use during the year 2023 are shown below:

	Liquid Assets/ Net Funding <30 days	Liabilities> 1 year/ Assets >1 year	Deposits/ Loans

Maximum	228%	101%	66%
Minimum	147%	89%	63%
Average	188%	94%	64%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Additionally, some market index, prices and monetary decisions taken by the Central Bank of Chile are monitored to detect structural changes in market conditions that can trigger a liquidity shortage or even a financial crisis.

Furthermore, the Liquidity Risk Management Policy enforces to perform stress tests periodically which are controlled against potentially accessible action plans in each modeled scenario, according with the guidelines established in the Liquidity Contingency Plan. This process is essential in determining the liquidity risk appetite framework of the institution.

The Bank measures and controls the mismatch of cash flows under regulatory standards with the C46 index report, which represents the net cash flows expected over time as a result of the contractual maturity of almost all assets and liabilities. Additionally, the Commission for the Financial Market (hereinafter, “CMF”) authorized Banco de Chile, among others, to report the adjusted C46 index. This allows the Bank to report, in addition to the regular C46 index, outflow behavior assumptions of certain specific elements of the liability, such as demand deposits and time deposits. In addition, the regulator also requires some rollover assumptions for the loan portfolio.

To date, the CMF establish the following dispositions for the C46 index:

Foreign Currency balance sheet items: 1-30 days, Regulatory Limit C46 index < 1 x Tier-1 Capital

The levels of use of this index during the year 2023 is illustrated below:

	Adjusted C46 CCY and FCCY as part of Basic Capital		Adjusted C46 FCCY as part of Basic Capital
	1 - 30 days	1 - 90 days	1 - 30 days

Maximum	0.20	0.11	0.20
Minimum	(0.36)	(0.32)	0.05
Average	(0.11)	(0.15)	0.14
Regulatory Limit	N/A	N/A	1.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The individual and consolidated term liquidity gap are presented below:

QUARTERLY STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION

AS OF DECEMBER 31, 2023 CONTRACTUAL BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	7,451,342	10,025,598	11,358,013	14,885,569
Cash flow payable (liabilities) and expenses	18,521,274	20,729,699	24,705,312	29,572,694
Liquidity Gap	11,069,932	10,704,101	13,347,299	14,687,125

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,626,253	1,940,382	1,977,205	2,202,851
Cash flow payable (liabilities) and expenses	2,847,205	3,088,720	3,605,349	4,188,405
Liquidity Gap	1,220,952	1,148,338	1,628,144	1,985,554

Limits:
One time capital			5,175,878
AVAILABLE MARGIN			3,547,734

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$3,547,734,515,499.

QUARTERLY STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION
AS OF DECEMBER 31, 2023 ADJUSTED BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	7,212,899	9,484,396	10,274,614	12,835,250
Cash flow payable (liabilities) and expenses	8,783,153	9,584,013	11,078,718	13,602,290
Liquidity Gap	1,570,254	99,617	804,104	767,040

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,580,416	1,831,846	1,697,506	1,615,215
Cash flow payable (liabilities) and expenses	1,890,932	2,044,398	2,418,213	2,883,055
Liquidity Gap	310,516	212,552	720,707	1,267,840

Limits:
One time capital			5,175,878
AVAILABLE MARGIN			4,455,171

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$4,455,172,085,877.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

QUARTERLY STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION

AS OF DECEMBER 31, 2023 CONTRACTUAL BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	8,219,299	10,802,541	12,160,473	15,703,453
Cash flow payable (liabilities) and expenses	19,142,529	21,350,955	25,326,568	30,194,109
Liquidity Gap	10,923,230	10,548,414	13,166,095	14,490,656

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,626,308	1,940,437	1,977,260	2,202,906
Cash flow payable (liabilities) and expenses	2,847,205	3,088,720	3,605,349	4,188,460
Liquidity Gap	1,220,897	1,148,283	1,628,089	1,985,554

Limits:
One time capital			5,175,878
AVAILABLE MARGIN			3,547,789

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$3,547,789,431,676.

QUARTERLY STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION

AS OF DECEMBER 31, 2023 ADJUSTED BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	7,980,856	10,261,339	11,077,074	13,653,134
Cash flow payable (liabilities) and expenses	9,404,409	10,205,269	11,699,974	14,223,706
Liquidity Gap	1,423,553	(56,070)	622,900	570,572

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,580,471	1,831,901	1,697,561	1,615,270
Cash flow payable (liabilities) and expenses	1,890,932	2,044,398	2,418,213	2,883,110
Liquidity Gap	310,461	212,497	720,652	1,267,840

Limits:
One time capital			5,175,878
AVAILABLE MARGIN			4,455,226

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$4,455,227,002,053.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Liquid Assets Consolidated Balance Statement as of December 31, 2023, values in BCh$

Source: Financial Statements Banco de Chile as of December 31, 2023

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio (“LCR”) and Net Stable Financing Ratio (“NSFR”), using assumptions similar to those used in the international banking. For the first, the minimum level required is 1 time (100%) of the LCR indicator, while for the second the limit requirement is 0.7 times (70%) of the NSFR indicator. The evolution of the LCR and NSFR metrics during the year 2023 are shown below:

	LCR	NSFR

Maximum	3.43	1.37
Minimum	2.42	1.27
Average	3.01	1.33
Regulatory Limit	1.0	0.7	(*)

(*)	By transitory disposition of the Central Bank of Chile, in Chapter III.B.2.1 of the Compendium of Accounting Standards for Banks, this limit will gradually increase until reaching 1.0 in January 2026.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), to December 2023 and 2022, is as follows:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2023
Transactions in the course of payment	356,871	—	—	—	—	—	356,871
Full delivery derivative transactions	449,301	883,862	946,696	1,138,243	738,806	1,481,105	5,638,013
Financial liabilities at amortized cost:
Current accounts and other demand deposits	13,321,660	—	—	—	—	—	13,321,660
Saving accounts and time deposits	10,432,630	3,515,344	1,517,789	66,062	595	542	15,532,962
Obligations by repurchase agreements and securities lending	156,846	158	—	—	—	—	157,004
Borrowings from financial institutions	44,475	65,210	5,079,495	157,383	—	—	5,346,563
Debt financial instruments issued (all currencies)	55,897	196,986	1,097,658	2,537,939	2,351,864	4,422,665	10,663,009
Other financial obligations	338,891	—	24	—	—	—	338,915
Financial instruments of regulatory capital issued (subordinated bonds)	3,006	—	46,575	95,774	85,615	1,146,822	1,377,792
Total (excluding non-delivery derivative transactions)	25,159,577	4,661,560	8,688,237	3,995,401	3,176,880	7,051,134	52,732,789

Non-delivery derivative transactions	339,148	339,427	1,033,954	1,245,586	964,056	1,879,807	5,801,978

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2022
Transactions in the course of payment	681,792	—	—	—	—	—	681,792
Full delivery derivative transactions	743,686	780,406	1,375,700	1,581,587	756,582	1,743,275	6,981,236
Financial liabilities at amortized cost:
Current accounts and other demand deposits	13,383,232	—	—	—	—	—	13,383,232
Saving accounts and time deposits	9,774,591	3,013,166	1,362,905	121,808	5,940	655	14,279,065
Obligations by repurchase agreements and securities lending	219,043	52	—	—	—	—	219,095
Borrowings from financial institutions	158,173	83,612	795,721	4,348,400	—	—	5,385,906
Debt financial instruments issued (all currencies)	13,442	170,745	1,349,567	2,286,711	2,555,020	4,119,530	10,495,015
Other financial obligations	343,526	21	110	45	—	—	343,702
Financial instruments of regulatory capital issued (subordinated bonds)	2,869	—	48,017	94,649	84,952	1,135,504	1,365,991
Total (excluding non-delivery derivative transactions)	25,320,354	4,048,002	4,932,020	8,433,200	3,402,494	6,998,964	53,135,034

Non-delivery derivative transactions	686,308	751,720	1,595,212	1,283,629	683,109	2,161,307	7,161,285

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk:

The Price Risk measurement and management processes are carried out in accordance with the established on the Market Risk Management Policy, by using internal metrics developed by the Bank, both for the Trading Book and for the Accrual Book (the Accrual Book includes all balance sheet items, including those in the Trading Book but in such case these are reported at an interest rate adjustment term of one day, thus not generating accrual interest rate risk). In addition, the portfolio recorded under the Fair Value Through Other Comprehensive Income (hereinafter FVOCI) is considered, which is a sub-set of the Accrual Book, which given its nature is relevant to measure it independently. In addition, the Bank reports metrics to regulatory entities according to the models defined by them.

The Bank has established internal limits for the exposures of the Trading Book. In fact, FX positions (FX delta), interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX options volatility sensitivity (vega) are measured, reported and controlled against their limits. Limits are established on an aggregate basis but also for some specific tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the board and reviewed at least annually.

The Bank measures and controls the risk for the Trading Book portfolios using the Value-at-Risk (VaR). The model uses a 99% confidence level and the most recent one-year observed rates, prices and yields data.

The use of VaR within the year 2023 is illustrated below:

Value-at-Risk 99% one-day confidence level MCh$

Maximum	3,909
Minimum	796
Average	2,172

Additionally, the Bank performs measuring, limiting, controlling and reporting interest rate exposures and risks for the Accrual Book using internally developed methodologies based on the differences in the amounts of assets and liabilities considering the interest rate repricing dates. Exposures are measured according to the Interest Rate Exposure or IRE metric and their corresponding risks using the Earnings-at-Risk or EaR metric. Within these metrics, Prepayment Risk is considered, which corresponds to the customer’s ability to pay, totally or partially, their debt before maturity. For this, a loan flow allocation model is generated with exposure to interest rate fluctuations, according to their prepayment behavior, finally reflecting a decrease in their average maturity term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The use of EaR within the year 2023 is illustrated below:

12- months Earnings-at-Risk 99% confidence level 3 months closing period
MCh$

Maximum	286,176
Minimum	178,417
Average	248,157

The regulatory risk measurement for the Trading Book (Market Risk Weighted Assets report or mRWA) is produced by utilizing guidelines provided by the Central Bank of Chile (hereinafter, “BCCh”) and the CMF. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. Interest rates changes are provided by the regulatory entity; moreover, correlation factors and very conservative term are included to explain non-parallel changes in the yield curve.

The risk measurement for the Banking Book, according to regulatory guidelines (RMLB report by its Spanish initials), as a result of interest rate fluctuations is carried out through the use of standardized methodologies provided by regulatory entities (BCCh and CMF). The report includes models for reporting interest rate gaps and how their value varies, according to rate fluctuations that are defined by the scenarios provided by the regulations. In addition to this, the regulatory entity has requested banks to establish internal limits, separately for short-term and long-term balances, NII and EVE respectively, for these regulatory measurements.

The results effectively realized during the month for trading activities are controlled against defined loss levels and if these levels are exceeded, senior management is notified in order to evaluate potential corrective actions.

Finaly, the Market Risk Management Policy of Banco de Chile enforces to perform daily stress tests for the Trading Book and monthly for the Accrual Book. Additionally, the stress test for the FVOCI portfolio is included, which is reported daily. The output of the stress testing process is monitored against corresponding alert levels; in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. Additionally, these book tests are a fundamental part of establishing the Bank’s price risk appetite framework.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2023
Cash and due from banks	2,441,580	—	—	—	—	—	2,441,580
Transactions in the course of collection	403,734	—	—	—	—	—	403,734
Financial assets at fair value through other comprehensive income:
Debt financial instruments	282,697	748,488	1,864,717	461,590	270,129	157,313	3,784,934
Derivative financial instruments for hedging purposes	773	5,738	208,234	328,274	531,229	929,754	2,004,002
Financial assets at amortized cost:
Rights from resale agreements and securities lending	74,796	—	—	—	—	—	74,796
Debt financial instruments		9,012	530,044	503,956	159,932	312,570	1,515,514
Loans and advances to Banks	2,216,985	74,312	233,533				2,524,830
Loans to customers, net	5,464,339	2,859,489	8,212,594	9,064,150	5,082,957	14,106,472	44,790,001
Total Assets	10,884,904	3,697,039	11,049,122	10,357,970	6,044,247	15,506,109	57,539,391

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2022
Cash and due from banks	2,624,888	—	—	—	—	—	2,624,888
Transactions in the course of collection	743,379	—	—	—	—	—	743,379
Financial assets at fair value through other comprehensive income:
Debt financial instruments	82,025	324,492	2,487,874	614,944	220,962	248,832	3,979,129
Derivative financial instruments for hedging purposes	378	4,040	296,187	347,208	352,502	1,033,196	2,033,511
Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	—	—	—	—	—	—
Debt financial instruments	—	8,816	11,222	56,159	459,884	452,991	989,072
Loans and advances to Banks	1,904,368	63,569	209,047	—	—	—	2,176,984
Loans to customers, net	5,061,294	3,188,902	7,913,635	9,165,338	4,722,852	13,044,702	43,096,723
Total Assets	10,416,332	3,589,819	10,917,965	10,183,649	5,756,200	14,779,721	55,643,686

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2023
Transactions in the course of payment	317,056	—	—	—	—	—	317,056
Derivative Financial Instruments for hedging purposes	1,508	1,777	179,604	319,178	498,973	1,245,545	2,246,585
Financial liabilities at amortized cost:
Current accounts and other demand deposits	13,352,234	—	—	—	—	—	13,352,234
Saving accounts and time deposits	10,432,630	3,515,344	1,517,789	66,062	595	542	15,532,962
Obligations by repurchase agreements and securities lending	10,450	—	—	—	—	—	10,450
Borrowings from financial institutions	44,475	65,210	5,079,495	157,383	—	—	5,346,563
Debt financial instruments issued (*)	55,897	196,986	1,097,658	2,537,939	2,351,864	4,422,665	10,663,009
Financial instruments of regulatory capital issued (subordinated bonds)	3,006	—	46,575	95,774	85,615	1,146,822	1,377,792
Other liabilities	338,891	—	24	—	—	—	338,915
Total liabilities	24,556,147	3,779,317	7,921,145	3,176,336	2,937,047	6,815,574	49,185,566

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2022
Transactions in the course of payment	650,640	—	—	—	—	—	650,640
Derivative Financial Instruments for hedging purposes	1,440	1,006	272,568	341,455	332,705	1,503,902	2,453,076
Financial liabilities at amortized cost:
Current accounts and other demand deposits	13,454,288	—	—	—	—	—	13,454,288
Saving accounts and time deposits	9,774,591	3,013,166	1,362,905	121,808	5,940	655	14,279,065
Obligations by repurchase agreements and securities lending	7,344	—	—	—	—	—	7,344
Borrowings from financial institutions	158,173	83,612	795,721	4,348,400	—	—	5,385,906
Debt financial instruments issued (*)	13,442	170,745	1,349,567	2,286,711	2,555,020	4,119,530	10,495,015
Financial instruments of regulatory capital issued (subordinated bonds)	2,869	—	48,017	94,649	84,952	1,135,504	1,365,991
Other liabilities	343,526	21	110	45	—	—	343,702
Total liabilities	24,406,313	3,268,550	3,828,888	7,193,068	2,978,617	6,759,591	48,435,027

(*)	Amounts shown here are different from those reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank uses stress tests as the main sensitivity analysis tool for Price Risk. The analysis is implemented for the Trading Book, Accrual Book and the FVOCI portfolio separately. The Bank has adopted this tool as it is considered more useful than fluctuations in business as usual scenario, such as VaR or EaR, given that:

(i)	The financial crisis show market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 99% of confidence level.

(ii)	The financial crisis also show that correlations between these fluctuations are materially different from those used in the VaR computation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations respect to the patterns observed under normal conditions.

(iii)	Trading liquidity dramatically diminishes during financial distress and especially in emerging markets. Therefore, the overnight VaR number might not be representative of the loss for trading portfolios in such environment since closing exposures period may exceed one business day. This may also happen when calculating EaR, even considering three months as the closing period.

The impacts are determined by mathematical simulations of fluctuations in the values of market factors, and also, estimating the changes of the economic and /or accounting value of the financial positions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

In order to comply with IFRS 9, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading Book, Accrual Book and the FVOCI portfolio. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

For the Trading Book, the exercise is implemented by multiplying the sensitivities by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility, within a significant period of time, in each of the market factor present. In the case of the FVOCI portfolio a four-week time horizon is used due to liquidity constrains; Accrual Book impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed within a significant period of time. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. In any case, given the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations are those that correspond to those that generate the most adverse impact at the aggregate level.

Average Fluctuations of Market Factors for Maximum Stress Scenario

Trading Book

	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore SOFR Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	31	186	101	553	(7)	17
Greater than 1 year	8	101	107	199	(18)	8

bps = basis points.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The worst impact on the Bank’s Trading Book as of December 31, 2023, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact Trading Book (MCh$)
CLP Interest Rate		(11,113)
Derivatives	(1,467)
Debt instruments	(9,645)

CLF Interest Rate		(12,073)
Derivatives	(1,619)
Debt instruments	(10,454)
Interest rate USD offshore		(34)
Domestic/offshore interest rate spread USD		92
Total Interest rates		(23,128)
Banking spread		(629)
Total FX and FX Options		(168)
Total		(23,925)

The modeled scenario would generate losses in the Trading Book for Ch$23,925 million. In any case, such fluctuations would not result in material losses compared to Basic Capital or to the P&L estimate for the next 12-months.

The impact on the Accrual Book as of December 31, 2023, which does not necessarily mean a net loss(gain) but a greater(lower) net income from funds generation (resulting net interest rate generation), is illustrated below:

Most Adverse Stress Scenario 12-Month Revenue Accrual Book (MCh$)
Impact by Base Interest Rate shocks	(167,484)
Impact due to Spreads Shocks	(4,700)
Higher / (Lower) Net revenues	(172,183)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

The impact on the FVOCI portfolio it is show in the followings tables. First are the main fluctuation in the market factors, due to the scenarios provided for the stress test meltdown (more adverse), for this portfolio.

The sign of the fluctuation below, correspond to the ones that generate the most adverse impact.

Average Fluctuations of Market Factors for Maximum Stress Scenario FVOCI Portfolio
	CLP Bonds (bps)	CLF Bonds (bps)	USD Offshore SOFR Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	245	685	12	45
Greater than 1 year	132	238	38	21

bps = basis points

The worst impact on the Bank’s FVOCI portfolio as of December 31, 2023, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact FVOCI portfolio (MCh$)
CLP Debt Instrument	(39,477)
CLF Debt Instrument	(56,968)
Interest rate USD offshore	(5,217)
Domestic/offshore interest rate spread USD	—
Banking spread	(6,076)
Corporative spread	(22,474)
Total	(130,212)

The modeled for the FVTOCI Portfolio would generate potential impacts on equity accounts for Ch$130,212 million.

The main negative impact on the Trading Book would occur as a result of an increase in debt instruments in CLF over 1 year, followed by an increase in CLP debt instruments over 1 year, while in the case of the FVTOCI portfolio the main impact comes from upward fluctuations in interest rates of debt instruments in CLF greater than 1 year and from the simulated corporate spread. For its part, the lowest potential income in the next 12 months in the Accrual Book would occur in a scenario of a sharp drop in nominal interest rates and inflation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(4)	Other Information related to Financial Risks:

a)	Implementation of new reference rates in foreign currency:

As a consequence of the decisions made by the United Kingdom Financial Conduct Authority (FCA) and the recommendations of the Alternative Reference Rates Committee (ARRC) made up of the Federal Reserve Board and the New York FED, from 12-31-2021 Libor rates in currencies other than US$ are no longer published, from 01-01-2022 new operations based on Libor stopped being issued and it was reported that from 06-30-2023 Libor in US$ will stop being published. As a result, it was recommended to use the US$ Libor published only in contracts in force as of 12-31-2021 up to the last date of publication of this.

Because of this, since 2020 the Bank has been enabling and implementing, in its different dimensions, the new risk-free reference rates (“RFR”) for carrying out operations in foreign currency as of 01-01-2022.

The process has been structured in 5 phases:

●	1st phase

-	Identification of the risks associated with the Libor transition process through the collection of information regarding the number of operations, amounts involved, remaining terms, types of products and course coins.

-	Periodic exchange of information with the main global banks regarding the RFRs that were being defined as a replacement for Libor rates.

-	Review of the documents published by the ARRC with its recommendations.

●	2nd phase

-	Preparation and presentation to the CMF in the year 2021 of the situational analysis of Banco de Chile regarding the end of Libor. This included reporting on the information research carried out in the 1st stage and the impact that the end of the Libor rate had both at the level of products and at the level of Bank areas.

●	3rd phase

-	Definition of the new RFRs to be used in the different currencies (daily SOFR, term SOFR, TONAR, SONIA, etc.)

-	Implementation of the RFR in the Bank’s systems

●	4th phase

-	Carrying out tests of course of financial operations to review the correct accrual of the new RFR.

-	Preparation of documentation with the RFR.

●	5th phase

-	Renegotiation of contracts with floating Libor rate with expiration after June 2023, in process.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(4)	Other Information related to Financial Risks, continued:

b)	FCA publication of April 03, 2023:

In November 2022, FCA announced a consultation on the possibility of continuing to publish synthetic USD LIBOR rates for 1, 3 and 6 months after the cessation of the defined LIBOR panel on June 30, 2023.

From the inquiry, on April 3, 2023 the FCA has announced that it will require the LIBOR panel to continue to publish 1, 3 and 6 month LIBOR rate adjustments using a ‘synthetic’ non-representative methodology.

Likewise, the FCA intends to cease publishing synthetic adjustments on September 30, 2024, however, it will take into account any unforeseen and material events.

c)	Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	2,084,441	2,987,106	(929,115)	(1,014,141)	(816,457)	(1,508,710)	(160,133)	(180,863)	178,736	283,392

Derivative financial liabilities	2,357,523	3,324,498	(929,115)	(1,014,141)	(816,457)	(1,508,710)	(294,409)	(302,571)	317,542	499,076

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk:

One of the Bank’s objectives is to monitor, control and maintain at adequate levels, the risk of losses resulting from a lack of adequacy or a failure of processes, personnel and/or internal systems, or due to external events. This definition includes legal risk and excludes strategic and reputational risk.

Operational risk is inherent in all activities, products and systems, and cuts across the entire organization in its strategic, business and support processes. It is the responsibility of all the Bank’s collaborators to manage and control the risks generated within their scope of action, since their materialization may lead to direct or indirect financial losses.

To face this risk, the Bank has defined a Regulatory Framework and a governance structure according to the volume and complexity of its activities. The Retail Credit Risk and Global Risk Control Division administer the management of this risk, through the establishment of an Operational Risk Management. Likewise, the “Superior Committee for Operational Risk” and the “Committee for Operational Risk” supervise it.

The Operational Risk Policy defines a comprehensive management model based on four main processes that ensure an adequate control environment in the organization.

These processes are implemented in the different areas of Operational Risk action, using various management and control tools:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

The aforementioned processes correspond to:

1. Identification and Evaluation: At Banco de Chile, this process considers internal and external factors, which allows us to better understand operational risk, and thus allocate resources and define strategies efficiently and effectively.

The Bank promotes the use of methodologies and procedures with the objective of guaranteeing an adequate identification and evaluation of these risks, both inherent and residual. These are executed with a frequency that allows knowing the operational risks in a timely manner.

2. Control and Mitigation: Determination of acceptable risk levels and mitigation actions to be applied in case of deviation from these levels. This process aims to maintain risk at adequate levels.

Banco de Chile will execute a set of control and mitigation tools in the different areas of management, which will make it possible to alert deviations in exposure to operational risk, where mitigation measures will be evaluated to solve them.

3. Monitoring and Reporting: This process aims to guarantee the monitoring of the main risks and inform the different interested parties.

At Banco de Chile, monitoring and reporting will consider information related to the different areas of management. If necessary, the results of the monitoring activities will be included in the relevant government instances.

4. Operational Risk Culture: The Operational Risk Management plans operational risk culture programs, aimed at raising awareness and training Bank employees in risk identification, control effectiveness, and event detection in their normal operating activities, so that each collaborator contributes to reduce the occurrence of risk events and mitigate their impact on the business. This may be done in coordination with the different organizational units as necessary.

Additionally, the comprehensive management of Operational Risk considers the following areas:

−	Fraud Management
−	Process Assessment
−	Testing of Controls
−	Event Management
−	Loss Base Management
−	Profile and Risk Appetite Framework
−	Operational Risk Capital Management
−	Supplier Management
−	Self-Assessment Matrix
−	Operational Risk Assessment for Projects
−	Subsidiary Control

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

All areas previously mentioned, together with the corresponding regulatory framework and governance structure, constitute the overall management of Operational Risk. Each of the areas is based on a process of identification, evaluation and mitigation of risks, whether or not they have been realized, which can lead to the definition of action plans or indicators that allow for adequate monitoring of each risk. In this way, Banco de Chile and its Subsidiaries ensure an adequate environment for the management of operational risk.

Below is the exposure to net loss, gross loss and recoveries due to operational risk events as of December 31, 2023 and 2022:

	December 2023			December 2022
	Lost Gross	Recoveries	Lost Net	Lost Gross	Recoveries	Lost Net
Category	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Internal fraud	222	(14)	208	77	(7)	70
External fraud	26,969	(8,918)	18,051	16,197	(5,806)	10,391
Work practices and safety in the business position	3,034	—	3,034	1,391	(3)	1,388
Customers, products and business practices	1,169	—	1,169	1,082	—	1,082
Damage to physical assets	1,208	(161)	1,047	527	(3)	524
Business interruption and system failures	951	—	951	175	—	175
Execution, delivery and process management	3,182	(609)	2,573	4,691	(425)	4,266
Total	36,735	(9,702)	27,033	24,140	(6,244)	17,896

Cybersecurity

The Engineering Management is in charge of defining, implementing and maximizing existing cyber threat protection technologies, and defining and maintaining the security architecture. The Cyber Defense Management is responsible for safeguarding information assets by proactively detecting, responding and containing threats. Likewise, this department is responsible for managing cybersecurity incidents in an assertive and timely manner, minimizing the impact and improving response times, with the aim of protecting the Bank’s operations. The Strategic Management Sub-department is responsible for defining and managing and complying with the Strategic Plan of the Cybersecurity Division, guaranteeing the effective and efficient use of resources, and imparting and controlling the Cybersecurity guidelines to suppliers. The Technological Risk Management is in charge of identifying, evaluating, treating and reporting information security, technological and cybersecurity risks, this includes the management of technological risks in the Bank’s projects. Furthermore, the Sub-Management of Cybersecurity Assurance has the responsibility of reviewing compliance with the Strategic Plan, policies, procedures and regulatory framework in terms of cybersecurity. It also develops and implements the Cybersecurity Awareness Program of the corporation. Finally, the Advanced Cyber Intelligence and Analytics Unit aims to obtain, analyze, and process timely information regarding threats, to provide cyber intelligence and facilitate decision-making within the corporation, in order to keep it safe, protected and resilient.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

Business Continuity:

The Bank in the management for the compliance with the objectives related to the delivery of the service of attention to its clients, has the Management of Business Continuity, responsible for managing the constant preparation for the safeguard of the operation of the critical products and services before situations that could affect the continuity of the organization or of the country.

In addition, the Business Continuity Management defines the global and regulatory framework established in the Policy and Standard, developing a consistent Continuity Plan for the Bank and its Subsidiaries, with the aim of managing the strategy and control of business continuity in operational and technological lines, maintaining alternate operation plans, controlled and simulation tests to reduce the impact of disruptive events, in addition to providing resilience to the organization by establishing comprehensive strategies to ensure the safety of the employees, protect the Bank’s assets from catastrophic scenarios, maintain relevant documentation and carry out trainings associated with this subject. Additionally, it designs and implements independent controls, through the Information Security Officer (ISO) Role.

That is why Business Continuity has methodologies and controls that contribute to the application of the integrated model within the corporation, mainly represented in the following management areas:

−	Document Management: It consists of carrying out methodological processes of updating the documentation that supports Business Continuity in operational and technological areas, with the aim of keeping the strategy implemented in the Bank up to date and in accordance with the guidelines of Business Continuity Management (BCM).

−	Business Continuity Tests: It refers to annually scheduled contingency simulations that address the 5 risk scenarios defined for the Bank (Failure in Technology Infrastructure, Failure in Physical Infrastructure, Massive Absence of Personnel, Failure in Critical Supplier Service and Cybersecurity), allowing to maintain constant training and integration of critical personnel operating the payment chain, under the defined contingency procedures that support the Bank’s critical products and services.

−	Crisis Management: Internal process of the Bank that maintains and trains the key executive roles associated with the Crisis Groups in conjunction with the main recovery strategies and structures defined in the BCM model. In this way, it constantly strengthens the different areas necessary for preparation, execution and monitoring, which will allow to face crisis events in the Bank.

−	Critical Supplier Management: This involves the management, control and testing of Business Continuity Plans implemented by the suppliers involved in the processing of critical products and services for the Bank, associated with the risk scenarios established in direct relation to the contracted service.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

Business Continuity, continued:

−	Alternative Site Management: It includes the continuous management and control of secondary physical locations for the Bank’s critical units, to keep the operation active in case of failure in the main work location. The objective is to protect and maintain the technological and operational functionalities of the alternative sites, to reduce recovery times in case of crisis and that activation is effective when its use is required.

−	Relations with subsidiaries and External Entities: It consists of the permanent control, management and leveling on the compliance of Subsidiaries under the methodology and strategic lines established by the Bank in crisis environments and Business Continuity Management. It also includes the global management with the requirements of internal and external regulators.

−	Continuous Improvement: considers the application of automation processes and the adaptation of resources used in the internal processes of the business continuity model, with the objective of improving response times in the delivery and analysis of information in contingencies, complementing the managed processes of the BCM.

−	Training: It includes the development and implementation of processes and instances prepared under different learning methodologies to strengthen and empower employees about the continuity of business model.

−	Cybersecurity Control: Design and implement independent controls by monitoring the tasks carried out by the organizational units responsible for the Bank’s information security and cybersecurity.

The management and unification of the described areas, together with the compliance of the implemented regulations and the structured governability, constitute the Business Continuity Model of the Bank of Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios:

Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure the adequacy and quality of its capital, at a consolidated level, based on the adequate management of the risks it faces in its operations, establishing sufficient capital levels, through the definition of internal objectives, that supports both the business strategy in both normal and stress scenarios in the short and medium term, thus ensuring compliance with regulatory requirements, coverage of its material risks, a solid credit classification and the generation of adequate capital clearances. During 2023, the Bank has comfortably met the required capital requirements and its internal sufficiency objectives.

As part of its Capital Management Policy, the Bank has established capital sufficiency alerts and limits approved by the Board of Directors, which are monitored by the governance structures that the Bank has established for these purposes, including the Capital Management Committee. During 2023, none of the internal alerts defined by the Bank were activated as part of the Capital Risk Appetite Framework. In this sense, the Bank manages capital based on its strategic objectives, its risk profile and its ability to generate cash flows, as well as the economic and business context in which it operates. Consequently, the Bank may modify the amount of payment of dividends to its shareholders or issue basic capital, additional tier 1 capital or tier 2 capital instruments.

Capital Requirements

In accordance with the General Banking Law, the effective equity of a bank may not be less than 8% of its risk-weighted assets (RWA), net of required provisions. Additionally, it establishes that the Basic Capital may not be less than 4.5% of its APR or 3% of its total assets, net of required provisions. Regarding Tier 1 capital, corresponding to the sum of Basic Capital and Additional Tier 1 Capital, the latter in the form of bonds with no maturity date and preferred shares, it is established that it may not be less than 6% of their RWAs, net of required provisions. Likewise, banking entities must comply, as established by current regulations or regulators, with capital buffers, such as the conservation buffer, the systemically important buffer, the countercyclical buffer and/or capital charges by Pillar 2.

Adoption of the Basel III standard

In 2019, the CMF began the regulatory process for the implementation of Basel III standards in Chile, as established in Law No. 21,130 that modernizes banking legislation. During the years 2020 and 2021, the CMF promulgated the different regulations for the adoption of the Basel III standard for local banking, which are applicable as of December 1, 2021. The regulation includes the standard methodologies to determine, among others, Credit, Operational and Market Risk-Weighted Assets, regulatory capital, leverage ratio and systemically important banks. Additionally, the regulations describe requirements and conditions applicable to: (i) the application of internal models for the calculation of certain risk-weighted assets, (ii) the issuance of additional tier 1 and tier 2 capital hybrid instruments, (iii) market disclosure requirements (Pillar 3), (iv) the principles for determining capital buffers (countercyclical and conservation), (v) additional requirements to which banks defined as systemically important and (vi) the criteria by which banks can be defined as atypical and subject to more exhaustive supervision, as well as additional capital requirements (Pillar 2) among others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

On March 31, 2023, the CMF ratified the systemically important banking feature of Banco de Chile, confirming a system cushion of 1.25% for the entity, with the graduality defined by the regulation. Likewise, based on the conclusions of the self-assessment of capital process for the year ended December 31, 2021, the CMF did not establish additional capital charges for Pillar 2 for the Bank.

On May 23, 2023, the Central Bank reported that its board agreed to activate the countercyclical capital requirement for banks, at a local banking industry level, equivalent to 0.5% of the risk-weighted assets of banking institutions, payable within one year.

On January 17, 2024, the Financial Market Commission (CMF) reported that, as a result of the supervision process, it resolved to apply additional capital requirements of Pillar 2 of 0.5% for Banco de Chile within an implementation period of four years. This requirement must be constituted at 25% no later than June 30, 2024. The remaining amounts for each of the following three years will be adjusted according to the result of the annual evaluation of Patrimonial Sufficiency carried out by the CMF, taking into consideration any possible modifications made to the total additional charge applicable to the bank. Likewise, this requirement must be recognized at least 56.3% with basic capital. As of the date of issuance of these financial statements, the bank has a gap in the basic capital ratio of 8.61% in relation to the requirements, exceeding the aforementioned additional charge.

The aforementioned Basel III banking solvency standards consider a series of transitory regulations. These measures include: i) the gradual adoption of the conservation buffer, requirements for systemic banks, ii) the gradual application of adjustments to regulatory capital, iii) the temporary substitution of additional tier 1 capital (AT1) for tier 2 capital instruments, that is, subordinated bonds and additional provisions and iv) gradualness to continue recognizing subordinated bonds issued by banking subsidiaries as effective equity, among other matters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

Information on regulatory capital and capital adequacy indicators is presented below:

Item No.	Total assets, risk-weighted assets and components of the effective equity according to Basel III Item description	Local and Overall consolidated Dec-2023	Local and Overall consolidated Dec-2022
		MCh$	MCh$

1	Total assets according to the statement of financial position	55,792,552	55,255,362
2	Non-consolidated investment in subsidiaries	—	—
3	Assets discounted from regulatory capital, other than item 2	168,765	165,833
4	Derivative credit equivalents	886,789	1,276,512
4.1	Financial derivative contracts	2,084,441	2,987,106
5	Contingent loans	2,827,120	2,756,396
6	Assets generated by the intermediation of financial instruments	—	—
7	= (1-2-3+4-4.1+5-6) Total assets for regulatory purposes	57,253,255	56,135,331
8.a	Credit risk weighted assets, estimated according to the standard methodology (CRWA)	31,887,173	30,657,020
8. b	Credit risk weighted assets, estimated according to internal methodologies (CRWA)	—	—
9	Market risk weighted assets (MRWA)	1,693,317	1,365,367
10	Operational risk weighted assets (ORWA)	4,110,324	3,630,835
11.a	= (8.a/8.b+9+10) Risk-weighted assets (RWA)	37,690,814	35,653,222
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWA)	37,690,814	35,653,222
12	Owner’s equity	5,237,283	4,858,325
13	Non-controlling interest	2	2
14	Goodwill	—	—
15	Excess minority investments	—	—
16	= (12+13-14-15) Core Tier 1 Capital (CET1)	5,237,285	4,858,327
17	Additional deductions to core tier 1 capital, other than item 2	60,992	18,940
18	= (16-17-2) Core Tier 1 Capital (CET1)	5,176,293	4,839,387
19	Voluntary provisions (additional) imputed as additional Tier 1 capital (AT1)	—	178,266
20	Subordinated bonds imputed as additional tier 1 capital (AT1)	—	—
21	Preferred shares allocated to additional tier 1 capital (AT1)	—	—
22	Bonds without a fixed term of maturity imputed to additional tier 1 capital (AT1)	—	—
23	Discounts applied to AT1	—	—
24	= (19+20+21+22-23) Additional Tier 1 Capital (AT1)	—	178,266
25	= (18+24) Tier 1 Capital	5,176,293	5,017,653
26	Voluntary provisions (additional) imputed as Tier 2 capital (T2)	398,590	383,213
27	Subordinated bonds imputed as Tier 2 capital (T2)	1,003,701	972,550
28	= (26+27) Equivalent tier 2 capital (T2)	1,402,291	1,355,763
29	Discounts applied to T2	—	—
30	= (28-29) Tier 2 capital (T2)	1,402,291	1,355,763
31	= (25+30) Effective equity	6,578,584	6,373,416
32	Additional basic capital required for the constitution of the conservation buffer	706,706	445,669
33	Additional basic capital required to set up the countercyclical buffer	—	—
34	Additional basic capital required for banks qualified as systemic	235,569	111,417
35	Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2)	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

Capital Adequacy Ratios and Regulatory Compliance according to Basel III	Local and Overall consolidated Dec -2023%	Local and Overall consolidated Dec -2022%
Leverage Ratio	9.04%	8.62%
Leverage Ratio that the bank must meet, considering the minimum requirements	3%	3%
CET 1 Capital Ratio	13.73%	13.57%
CET 1 Capital Ratio that the bank must meet, considering the minimum requirements	5.13%	4.81%
Capital buffer shortfall	0%	0%
Tier 1 Capital Ratio	13.73%	14.07%
Tier 1 Capital Ratio that the bank must meet, considering the minimum requirements	6%	6%
Total or Regulatory Capital Ratio	17.45%	17.88%
Total or Regulatory Capital Ratio that the bank must meet, considering the minimum requirements	8.63%	8.31%
Total or Regulatory Capital Ratio that the bank must meet, considering the charge for article 35 bis	8%	8%
Total or Regulatory Capital Ratio that the bank must meet, considering the minimum requirements, conservation buffer and countercyclical buffer	10.50%	9.56%
Credit rating	A	A
Regulatory compliance for Capital Adequacy
Additional provisions computed in Tier 2 capital (T2) in relation to CRWA	1.25%	1.25%
Subordinated bonds computed as Tier 2 capital (T2) in relation to CET 1 Capital	19.16%	20.02%
Additional Tier 1 Capital (AT1) in relation to CET 1 Capital	0%	3.68%
Voluntary (additional) provisions and subordinated bonds computed as AT1 in relation to RWAs	0%	0.50%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

49.	Subsequent Events:

a)	On January 15, 2024, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 11/ 2022 was carried out.

The specific conditions of said placement were the following:

EZ Series Bond, for a total amount of UF 3,100,000, maturing on May 1, 2028 and at an average placement rate of 3.72%.

b)	On January 16, 2024, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 11/ 2022 was carried out.

The specific conditions of said placement were the following:

EZ Series Bond, for a total amount of UF 900,000, maturing on May 1, 2028 and at an average placement rate of 3.72%.

c)	On January 25, 2024, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders' Meeting for March 28, 2024 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2023.

a)	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2022 and November 2023, amounting to Ch$223,719,568,421 which will be added to retained earnings from previous periods.

b)	Distribute 80% in the form of dividend the remaining profit, corresponding to a dividend of Ch$8.07716286860 to each of the 101,017,081,114 shares of the Bank.

Consequently, it will be proposed a distribution as dividend of 65.6% of the profits for the year ending December 31, 2023.

The Consolidated Financial Statements of Banco de Chile for the year ended December 31, 2023 were approved by the Directors on January 25, 2024.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Consolidated Financial Statements of Banco de Chile and its subsidiaries between December 31, 2023 and the date of issuance of these Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer